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05007795

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME K. Wah Intil Holdings

*CURRENT ADDRESS

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3853 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/12/05



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED
2005 MAY -6 A 7:52

12-31-04
ARIS









Annual Report 2004

Our Mission

It is our mission to focus on customer needs and pursue the spirit of excellence with quality products and services through our commitment to research, design and competitive pricing. With vision, perseverance and teamwork, we strive to provide shareholders with the best return on their investment.

The Company

K. Wah International Holdings Limited ("KWIH" or the "Company") was originally listed on The Hong Kong Stock Exchange in 1987 as K. Wah Stones (Holdings) Limited. The present name has been adopted since 1989. Besides the core business of property investment and development in Hong Kong, mainland China and South East Asia, it also holds 66% interest in K. Wah Construction Materials Limited which is one of the major construction materials suppliers in Hong Kong while it also supplies to the market in the Mainland.

KWIH has always adopted a versatile yet prudent investment strategy. Its sales philosophy is to make modest profit with swift turnover. By constantly reviewing the fast changing market trend and taking advantage of soft property market sentiment in recent years, KWIH has been actively upgrading the quality and quantity of its residential development property projects in Hong Kong. We believe that, going forward, KWIH's market position will continue to elevate.

In view of the excellent potential of the Mainland property market, KWIH has developed a number of property projects in cities such as Shanghai and Guangzhou in China. With a combination of savvy balance and progressive acquisitions, KWIH has been able to sharply increase its land bank in the growing Shanghai market in core residential and commercial areas. The Company's portfolio is managed by a core team of multi-skilled professionals in project management, sales and marketing services. As a continual effort to improve productivity and operational effectiveness, the Company is keen on the localization of its management team in the Mainland through active training of local staff.

The Company also has property investment projects in Singapore.



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

Principal Place of Business in Hong Kong
29th Floor, K. Wah Centre
191 Java Road, North Point, Hong Kong

FORM OF PROXY for use at the 2005 annual general meeting or any adjournment thereof

I/We *(note 1)* ____________________

of ____________________

being the registered holder(s) of *(note 2)* ____________________

shares of HK$0.10 each in K. Wah International Holdings Limited (the "Company") hereby appoint *(note 3)* the Chairman of the meeting or ____________________

of ____________________

as my/our proxy to attend and act for me/us at the 2005 annual general meeting of the Company to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Thursday, 28th April 2005 at 11:30 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting and at such meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

Please indicate with a "√" in the boxes provided below how you wish your vote(s) to be cast on a poll.

		For	Against
1.	To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2004.	☐	☐
2.	To declare a final dividend.	☐	☐
3.	To re-elect the following persons as directors:		
	a. Mr. Michael Leung Man Kin	☐	☐
	b. Dr. Philip Wong Kin Hang	☐	☐
	c. Dr. Charles Cheung Wai Bun	☐	☐
	d. Mr. Robert George Nield	☐	☐
	And to fix the fees at HK$80,000 for each director and additional HK$80,000 for each audit committee member for the year ended 31st December 2004.	☐	☐
4.	To re-appoint PricewaterhouseCoopers as auditors and authorise the directors to fix their remuneration.	☐	☐
5.	To pass Ordinary Resolutions for the following:		
	5.1 Giving a general mandate to the directors to purchase shares of the Company;	☐	☐
	5.2 Giving a general mandate to the directors to allot, issue and deal with additional shares of the Company; and	☐	☐
	5.3 Extending the general mandate as approved under 5.2.	☐	☐

Shareholder's Signature: ____________________ Date: ____________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITAL.
2. Please insert the number of shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. A member may appoint a proxy of his choice, who need not be a member of the Company, but must attend the meeting in person to represent him. If such an appointment is made, delete the words "the Chairman of the meeting or" and insert the name and address of the appointed proxy in the space provided. Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the meeting. In such event, the instrument appointing a proxy shall be deemed to be revoked.
4. In the case of joint holders, this form of proxy must be signed by the member whose name stands first on the register of members. Further, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the register of members.
5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, either under its Common Seal or under the hand of an officer or attorney duly authorised.
6. If this form is returned duly signed but without a specific direction, the proxy may cast your vote(s) or abstain from voting at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
7. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's principal place of business in Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.
8. Any alterations made in this form should be initialled by the person who signs it.



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

香港主要辦事處
香港北角渣華道191號
嘉華國際中心二十九樓

二零零五年股東週年大會(或其任何續會)適用之代表委任表格

本人／吾等(*註一*) ____________________

寓 ____________________

為嘉華國際集團有限公司(「本公司」)股本中每股面值港幣0.10元之股份(*註二*) __________ 股

之註冊持有人，茲委任(*註三*)會議主席或 ____________________

寓 ____________________

為本人／吾等之代表，代表本人／吾等出席於二零零五年四月二十八日星期四上午十一時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開之本公司二零零五年股東週年大會，藉以考慮並酌情通過召開上述會議通告所載之各項議案，並於上述會議(或其任何續會)代表本人／吾等並以本人／吾等之名義，按以下所載指示對上述議案投票；倘無作出指示，則由本人／吾等之代表酌情決定投票。

請以「√」號在下列空格上，以表示　閣下欲如何處理　閣下之投票。

		贊成	反對
1.	省覽截至二零零四年十二月三十一日止年度之賬目及董事會與核數師報告書。	☐	☐
2.	宣派末期股息。	☐	☐
3.	選舉下列人士留任董事：		
	a. 梁文建先生	☐	☐
	b. 黃乾亨博士	☐	☐
	c. 張惠彬博士	☐	☐
	d. 廖樂柏先生	☐	☐
	及釐定截至二零零四年十二月三十一日止年度每位董事之袍金為港幣八萬元，以及每位審核委員會委員之額外袍金為港幣八萬元。	☐	☐
4.	重聘羅兵咸永道會計師事務所為本公司之核數師及授權董事會釐定其酬金。	☐	☐
5.	通過下列之普通決議案：		
	5.1 授予董事一般授權以購買本公司之股份；	☐	☐
	5.2 授予董事一般授權以配發、發行及處理本公司之新增股份；及	☐	☐
	5.3 擴大上述5.2項之一般權力。	☐	☐

股東簽署：____________________　　日期：____________________

附註：

一、 請用正楷填上全名及地址。

二、 請將　閣下名下登記之股份數目填上，如未有填上股份數目，則本代表委任表格將被視為與　閣下名下登記之所有本公司股份有關。

三、 股東可委任任何人士為其代表，而代表無須為本公司之股東，但須親自出席會議以代表股東。倘作出如此委任，請將「會議主席或」字樣刪去，並在空欄內填上　閣下所擬委任代表之姓名及地址。　閣下於填妥及交回代表委任表格後仍可親自出席會議及於會上投票。在此情況下，委任代表文件將被視為經已撤銷。

四、 如屬聯名股東，則代表委任表格須由股東名冊上排名首位之聯名股東簽署。本公司只接受排名最先的註冊股東親自或委任代表所投之票為有效。因此，以股東名冊上排名次序較先的聯名股東享有優先投票權。

五、 代表委任表格必須由　閣下或　閣下之正式書面授權人簽署；如股東為一間有限公司，則須蓋上公司印鑑，或由公司負責人或獲正式授權之人員簽署。

六、 如表格經簽妥交回但欠明確指示，受委任代表可酌情決定投票或放棄投票。代表亦可對召開會議通告所述者以外而在會議上適當提呈之任何議案投票。

七、 本代表委任表格連同簽署人之授權書或其他授權文件(指如有而言)或經由公證人簽署證明之授權書或授權文件之副本，最遲須於會議(或其任何續會)指定舉行時間不少於四十八小時前交回本公司之香港主要辦事處，方為有效。

八、 本表格之每項更正，均須由簽署人簡簽示可。

Contents

January

- Brokers' Happy Hour at The Fong, Lan Kwai Fong
- KWP Quarry Co. Limited received ISO 14001 : 1996 (Quarry Stone for Construction) presented by Hong Kong Quality Assurance Agency

February

- K. Wah International Holdings Limited ('KWIH') issued HK$864 million Convertible Bonds
- Investor plant visit to Shanghai

March

- K. Wah Construction Materials Limited ('KWCM') partnered with Beijing Capital Steel to commence production of slag

April

- 2003 Annual Results Announcement

May

- 2004 Annual General Meeting
- KWIH won land bid for Shatin Tung Lo Wan Hill Road residential plot
- Analysts visit to Shanghai operations



June

- KWIH was awarded Urban Renewal Authority's Johnston Road redevelopment project


合資組建云南昆鋼嘉華水泥建材有限公司簽字儀式

August

- KWCM entered into a Joint Venture Contract to establish a joint venture company in Yunnan for the production and sale of cement and slag



- K.Wah Construction Products Limited won the Gold Wastewi$e Logo organized by the Environmental Protection Department

September



- 2004 Interim Results Announcement
- KWP Quarry Co. Limited won the Safety Performance Award (Construction) organized by the Labour Department



December


2004年良好人事管理獎
頒獎典禮暨研討會

- K. Wah Construction Materials (Hong Kong) Limited won the Good People Management Award 2004 organized by the Labour Department
- KWCM received the Caring Company Logo 2004/05 organized by the Hong Kong Council of Social Services
- KWP Quarry Co. Limited and K. Wah Concrete Company Limited both received the Certificate of Merit for Good Housekeeping Plan organized by the Occupational Safety & Health Council





- Overture of K. Wah Group's 50th Anniversary - New Year Gala Concert presented by the Hong Kong Philharmonic Orchestra

CHAIRMAN
Dr. Lui Che Woo, MBE, JP, LLD, DSSc

MANAGING DIRECTOR
Mr. Francis Lui Yiu Tung

DEPUTY MANAGING DIRECTOR
Mr. Lennon Lun Tsan Kau

EXECUTIVE DIRECTORS
Mr. Eddie Hui Ki On, GBS, CBE, QPM, CPM
Mr. William Lo Chi Chung
Ms. Paddy Tang Lui Wai Yu

NON-EXECUTIVE DIRECTORS
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Mr. Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. Leo Lee Tung Hai, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Mr. Robert George Nield*

* *Independent Non-executive Directors*

COMPANY SECRETARY
Mr. Seaman Kwok Siu Man, FCIS, FCS

QUALIFIED ACCOUNTANT
Mr. Ken Wong Chun Keung, FCCA, AHKICPA

AUDITORS
PricewaterhouseCoopers

PRINCIPAL BANKERS
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
Nanyang Commercial Bank
Wing Lung Bank Limited

SOLICITORS
Philip K.H. Wong, Kennedy Y.H. Wong & Co.
Deacons
Mallesons Stephen Jaques

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

PRINCIPAL PLACE OF BUSINESS IN HONG KONG
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

PRINCIPAL SHARE REGISTRARS
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

BRANCH SHARE REGISTRARS
Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY
The Bank of New York
101 Barclay Street
New York, NY 10286
USA

WEBSITE ADDRESS
http://www.kwih.com

SHARE LISTING
The Stock Exchange of Hong Kong Limited ("SEHK")

STOCK CODE
SEHK	:	173
Bloomberg	:	173 HK
Reuters	:	0173.HK

BOND LISTING
Luxembourg Stock Exchange

NOTICE IS HEREBY GIVEN that the 2005 annual general meeting of shareholders of K. Wah International Holdings Limited (the "Company") will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Thursday, 28th April 2005 at 11:30 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2004;

2. To declare a final dividend for the year ended 31st December 2004;

3. To elect directors and fix the directors' remuneration;

4. To re-appoint auditors and authorise the directors to fix their remuneration;

5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5.1 "**THAT**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended from time to time) to be held; and

(iii) the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting."

5.2 "**THAT**

(a) subject to paragraph (c) below and subject to the consent of the Bermuda Monetary Authority, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue; or

(ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company; or

(iii) any option scheme or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company,

shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended from time to time) to be held; and

(iii) the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.3 "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as resolution 5.2 in the notice of the 2005 annual general meeting of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board
Seaman Kwok Siu Man
Company Secretary

Hong Kong, 4th April 2005

Notes:

1. The registers of members will be closed from 22nd April 2005 to 28th April 2005, both days inclusive, during which period no transfer of shares will be effected.

2. Any member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a member of the Company.

3. A form of proxy for use in connection with the Meeting is enclosed. The form of proxy shall be deposited at the principal place of business of the Company in Hong Kong not less than 48 hours before the time for holding the Meeting.

4. Concerning agenda item 3 above, Mr. Michael Leung Man Kin, Dr. Philip Wong Kin Hang and Dr. Charles Cheung Wai Bun will retire by rotation and, being eligible, offer themselves for re-election at the 2005 Annual General Meeting. Mr. Robert George Nield, being a director appointed by the Board after the 2004 annual general meeting, will hold office until the 2005 Annual General Meeting and being eligible, offers himself for re-election. Details of the above Directors are set out in the circular enclosed with this Annual Report.

5. Concerning agenda item 5.1 above, approval is being sought from members for increasing flexibility and providing discretion to the directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the directors is set out in the circular enclosed with this Annual Report.

6. Concerning agenda item 5.2 above, approval is being sought from members for a general mandate to the directors to allot, issue and deal with additional shares in the capital of the Company.

"The Group sees its staff as its most valuable asset, as none of the Group's achievements would have been possible without the talents and contributions of each individual colleague."



airman
r. Lui Che Woo,
JP, LLD, DSSc

OVERALL ECONOMIC REVIEW

The past year saw Hong Kong gradually recovering from the economic doldrums of 2003. Marked improvements in local economic performance were underpinned by a general pick-up in investor and consumer sentiments as the Central Government rolled out initiatives such as the individual travel visa and CEPA, etc to bolster Hong Kong economically. The business community benefited from lower operating costs as interest rates remained low throughout the year because of strong market liquidity. Business improved for the majority of companies amid those favorable conditions, followed by a turnaround in the job market highlighted by a dropping unemployment rate, while a mild increase in the price index marked the end of the deflationary cycle which had lasted for a few years. As a result of the above, the general sentiment turned positive in various sectors of the economy.

In tandem with general economic recovery, Hong Kong's property market also took a better turn in 2004 with active turnover and considerable gains in prices. On the land supply side, all the three government public land auctions and the six open tenders hosted by the Urban Renewal Authority ("URA") were well attended by developers which had put up very active biddings. All in all, both buyers and developers were convinced that the worst days were over for the property market.

On the mainland China scene, the Central Government implemented austerity measures in last April/May to curb excessive investments in certain sectors to prevent overheated developments in the national economy. While reactions to the austerity measures varied, there were signs of a property market slowdown in the second and third quarters, although turnover and prices rebounded when previously restrained market demand set in again in the fourth quarter, especially in major cities such as Shanghai.



GROUP BUSINESS REVIEW

2004 was a rewarding year for the Group's property development business. Sales of The Palace, La Costa, The Cairnhill and Anglers' Bay were remarkably successful. Each with a distinct character of its own, these projects were results of original design in all architectural aspects, whether in terms of facade, efficiency, floor planning or clubhouse facilities. They were highly acclaimed by buyers as new landmarks for the Group's philosophy of offering exquisite quality and worth for money.

At the government land auction held in May 2004, the Group won a low-density residential site on Tung Lo Wan Hill, Shatin with a gross floor area of approximately 24,000 square metres. In June 2004, the Group won URA's Johnston Road redevelopment project, being the only project on the island side offered by URA during the year, with a gross floor area of approximately 19,000 square metres.

K. Wah Centre located at a prime site on Huaihaizhong Road in Xuhui District, Shanghai was completed in the first quarter of 2005 as scheduled with some commercial tenants having already moved in. Occupancy ratios, contracted rental rates and tenant portfolios are satisfactory and in line with expectations.

Meanwhile, Shanghai Westwood, Phase I of the Group's high-end residential project located at Da Ning International Community, will be launched in the first half of 2005 while Phases II and III are scheduled for launch over the next two years. The entire project, with an estimated gross floor area of close to 400,000 square metres, is expected to generate very favourable returns for the Group.

Construction works for the two luxurious residential projects of the Group, namely the Jianguoxi Road project in Xuhui District and the Urumqibei Road project in Jingan District, are due to commence in 2005 after the completion of related relocation and demolition works.

Hong Kong's construction materials market remained sluggish as the volume of building construction and public projects failed to drive any substantial increase in the demand for construction materials. Market players responded by gearing up cost controls and seeking market consolidation through various means. In mainland China, the construction materials market also showed signs of a slowdown following the government's austerity measures. Most of the new projects planned in the past two years started to bring profit contributions to the Group after completion and commencement of operation during 2004.

OUTLOOK

The world economy is expected to grow steadily in 2005 despite the possible increase of interest rates driven by the US to a still acceptable level. Mainland China, which is expected to achieve significant economic growth despite last year's austerity measures, will continue to be the focal point of Asia's economic development.

We believe that Hong Kong's property market will continue to improve in 2005, with further gains in property prices driven by relative low interest rates and increases in individual income. Premium residential projects will remain the focus of the market and projects currently under development by the Group are set to benefit from this trend. Meanwhile, the Group will continue with active participation in land auctions and tenders to increase its land bank. As the management expects the property market in Shanghai to remain robust in the coming years, the Group will seek to identify new investment opportunities apart from completing its existing projects. Recently on 31st January 2005, the Group formed a joint venture company with Shanghai Baosteel Group Corporation (上海寶鋼集團公司), Mitsubishi Corporation and Tokyu Land Corporation to engage in property development in mainland China. The joint venture company is currently pending approval by relevant government authorities, and the Group will release more information upon its formal establishment.

On the front of construction materials, new projects in mainland China are expected to become the major driver to profit growth. In this connection, the management will continue to attain stated profit targets by fulfilling planned production volumes. On another note, preliminary conceptual studies are still underway regarding the possible acquisition of certain gaming business in Macau.

THE K. WAH TEAM

The Group sees its staff as its most valuable asset, as none of the Group's achievements would have been possible without the talents and contributions of each individual colleague.

The Group mourns the recent loss of one such brilliant colleague Dr. Alex Wu Shu Chih, Independent Non-Executive Director of the Company, who passed away on 10th January 2005. Dr. Wu's contributions to the Group will be sadly missed and the Board of Directors expresses deep condolences on his departure.

The Group welcomes Mr. Robert George Nield and Dr. William Yip Shue Lam who have joined the Company and KWCM, respectively, as Independent Non-Executive Director. Their memberships on the board are expected to bring significant contributions to the Group's business development.

K. WAH GROUP 50TH ANNIVERSARY

It also gives me great pleasure to announce that the year 2005 marks the 50th anniversary of K. Wah Group. A series of corporate marketing events are rolling out to celebrate this jubilee year as well as to further enhance our corporate image. Since the first K. Wah company was established in 1955, K. Wah Group has always been a part of the Hong Kong story for half a century. At the same time Hong Kong emerges as one of the international metropolitan cities, K. Wah Group has successfully established a very strong base in the Greater China region with significant market presence. Our business diversification strategy enables K. Wah Group to capitalize on the many opportunities that came its way and to grow into a multinational group of companies with a very promising prospect.

2005 is set to be the year Hong Kong rekindles its luster as the Pearl of the Orient in the wake of its economic recovery. I sincerely wish that it will bring many hopes and opportunities to the people in Hong Kong.

Last but not least, I would like to express, on behalf of the Board of Directors, sincere gratitude to the Directors, management and staff of K. Wah Group for the efforts and contributions they made during the year.

Dr. Lui Che Woo
Chairman

Hong Kong, 3rd March 2005

The Group is committed to high standards of corporate governance. To accomplish this, the Group exercises corporate governance through the Boards and Committee itemized 1 to 3 below:

1. BOARD OF DIRECTORS

The Board of Directors comprises the Chairman, both Executive and Non-Executive Directors. The Board of Directors is principally accountable to the shareholders and is responsible for overall management of the Company.

The Board of Directors meets formally four times a year and has formal procedures on matters for consideration and decision. The Board of Directors has delegated the responsibility for day to day management of the Group's operation to an Executive Board.

The current Board comprises Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, being Executive Directors; Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang, being Non-Executive Directors and Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield, being Independent Non-Executive Directors.

2. EXECUTIVE BOARD

The Executive Board consists of Executive Directors and is principally accountable to the Board of Directors on day to day management of the Group's operations. The Executive Board meets regularly and has formal procedures for consideration and operations.

The current members of the Executive Board are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu.

3. AUDIT COMMITTEE

In compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in force prior to 31st December 2004, the Directors have approved the establishment of an audit committee and have formulated its written terms of reference setting out its authority and duties, including the review of matters concerning the Group's financial reporting process.

The current members of the Audit Committee are Dr. Charles Cheung Wai Bun (Chairman), Mr. Michael Leung Man Kin and Mr. Robert George Nield.

The Audit Committee meets at least twice a year for review of the audited annual accounts and the unaudited interim accounts. Matters considered include the Company's financial reporting, the nature and scope of audit reviews, systems of internal control and compliance and financial risk management.

Our Audit Committee Members are vocal and they bear a high degree of individual responsibility. To ensure that the Group is run in an open and transparent manner, the Committee has recommended the review of the Group's interim financial information by auditors.

4. INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company, pursuant to Rule 3.13 of the Listing Rules, has received from each of its Independent Non-Executive Directors confirmation of his independence and considers each of them to be independent.

Fees for the Directors, including the Independent Non-Executive Directors and audit committee members are proposed by the Board and then approved by shareholders at annual general meeting.

5. CHAIRMAN AND MANAGING DIRECTOR

The roles and responsibilities are segregated from, and performed respectively by, the Chairman and Managing Director of the Company.

6. CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

During the year, the Company adopted the Model Code for Securities Transactions by Directors of Listed Issuers issued by the Stock Exchange (the "Code") as its code of conduct for securities transactions by Directors. The Company, having made specific enquiry on all Directors, confirms that its Directors have complied with the standard set out in the Code from the above adoption.

7. PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors at the date of the annual report, there was a sufficient prescribed public float of the issued shares of the Company under the Listing Rules.

8. COMPETING BUSINESS

Dr. Lui Che Woo, and also Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, through a family trust directly or indirectly, are also interested in companies engaged in the business of property investment and development in Hong Kong. As the Board of Directors of the Company is independent of the boards of these companies, the Group is therefore capable of carrying on its business independently of, and at arm's length from, the business of these companies.

For the year ended 31st December 2004, the Company has complied with the Code of Best Practice issued by the Stock Exchange in force prior to 31st December 2004.

REVIEW OF PERFORMANCE

Turnover and profit attributable to shareholders for the year ended 31st December 2004 were HK$1,730,538,000 and HK$234,323,000, a decrease of 44% and an increase of 95% respectively, compared to last year.

The decrease in the Group's turnover but with a double in profit attributable to shareholders was due to the increase in profit from sales of properties from jointly controlled entities where only the Group's share of profit is included in the profit and loss statement.

Contribution from the Properties Division continued to increase during the year. Major properties sold during the year were the Anglers' Bay and The Cairnhill in Hong Kong.

Turnover for the Construction Materials Division was slightly higher than that of last year but the profit attributable to shareholders decreased by approximately 17% from last year.

Set out below are the segmental analysis of the Group's operation for the year ended 31st December 2004.

By Division

	Properties	Construction materials	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	369,809	1,299,143	61,586	1,730,538
Cost of sales	(246,688)	(1,248,459)	(53,236)	(1,548,383)
Gross profit	123,121	50,684	8,350	182,155
Other revenues	7,709	7,638	1,817	17,164
Other operating income	13,439	26,618	16,224	56,281
Administrative expenses	(68,316)	(53,243)	(15,196)	(136,755)
Other operating expenses	(34,704)	(15,084)	(105)	(49,893)
Operating profit	41,249	16,613	11,090	68,952

TURNOVER BY DIVISION

	2004 HK$'000	2003 HK$'000
[A] Properties	369,809	1,879,105
[B] Construction materials	1,299,143	1,130,894
[C] Others	61,586	66,144
	1,730,538	3,076,143


C(3.5%)
A(21.4%)
2004
B(75.1%)


C(2.1%)
A(61.1%)
2003
B(36.8%)

EMPLOYMENT OF GROSS ASSETS

	2004 HK$'000	2003 HK$'000
[A] Properties	4,728,327	3,149,711
[B] Construction materials	1,707,742	1,443,168
[C] Trading	9,498	7,784
Central services	171,378	133,074
[E] Cash & Bank balances	781,306	517,065
	7,398,251	5,250,802


E(10.6%)
D(2.3%)
C(0.1%)
2004
B(23.1%)
A(63.9%)


E(9.9%)
D(2.5%)
C(0.1%)
2003
B(27.5%)
A(60.0%)

By Geographical Spread

	Hong Kong HK$'000	Mainland China HK$'000	Singapore HK$'000	Japan HK$'000	Total HK$'000
Turnover	746,529	913,233	9,190	61,586	1,730,538
Cost of sales	(639,861)	(851,978)	(3,308)	(53,236)	(1,548,383)
Gross profit	106,668	61,255	5,882	8,350	182,155
Other revenues	15,719	1,424	11	10	17,164
Other operation income	29,140	26,824	222	95	56,281
Administrative expenses	(87,131)	(40,205)	(1,484)	(7,935)	(136,755)
Other operating expenses	(22,715)	(16,639)	(10,434)	(105)	(49,893)
Operating profit/(loss)	41,681	32,659	(5,803)	415	68,952

TURNOVER BY GEOGRAPHICAL SPREAD

	2004	2003
	HK$'000	*HK$'000*
A Hong Kong	746,529	2,322,052
B Mainland China	913,233	678,729
C Singapore	9,190	9,218
Japan	61,586	66,144
	1,730,538	3,076,143


C(0.5%)
D(3.6%)
2004
A(43.1%)
B(52.8%)
C(0.3%)
D(2.1%)
B(22.1%)
2003
A(75.5%)

GROSS ASSETS BY GEOGRAPHICAL SPREAD

	2004	2003
	HK$'000	*HK$'000*
A Hong Kong	3,133,992	2,068,303
B Mainland China	4,080,395	2,993,565
C Singapore	171,851	176,625
Japan	12,013	12,309
	7,398,251	5,250,802


C(2.3%)
D(0.2%)
A(42.4%)
2004
B(55.1%)
C(3.4%)
D(0.2%)
A(39.4%)
2003
B(57.0%)



Hong Kong

Anglers Bay
Castle Peak Road
Tsing Lung Tau
Hong Kong

Hong Kong Real Estate Development







Anglers' Bay

REVIEW AND OUTLOOK OF OPERATION

(1) Properties in Hong Kong

(A) Current development properties in Hong Kong (Total gross floor area of approximately 155,000 square metres)

(i) the Anglers' Bay, 18A Castle Peak Road, Tsing Lung Tau (50% owned)

This is a development property joint venture of which the Group and Sino Group each holds 50% interest. The Group was appointed project manager for the development.

The property is situated at Sham Tseng Bay and close by the Tsing Ma Bridge and the Route 3 Highway, thus providing convenient access to Kowloon and Hong Kong. The development comprises two blocks of high-rise building towers with 248 residential units and a fully equipped clubhouse. All the units are southeast-oriented with balconies and command a scenic seaview of the Tsing Ma and the Ting Kau Bridges.

Superstructure work was completed and occupation permit was obtained in September 2004. Nearly all of the residential units have been sold.



Perspective of Johnston Road Redevelopment Project, Wan Chai, Hong Kong



Johnston Road Redevelopment Project, Wanchai, Hong Kong

PRIME LOCATION

Tung Lo Wan Hill Road Project, Shatin, Hong Kong

(ii) the Cairnhill, 108 Route Twisk, Tsuen Wan (25% owned)

This is a development property joint venture of which the Group holds 25% interest. The remaining 50% and 25% interest are owned by Cheung Kong (Holdings) Limited ("Cheung Kong") and Sino Group respectively.

This project has a total gross floor area of approximately 92,450 square metres for low-density residential property development. Superstructure work was completed and occupation permit was obtained in November 2004. All the 770 units have been sold. Cheung Kong was appointed project manager for the development.

(iii) Sha Tin Town Lot 510, Tung Lo Wan Hill Road

The development has a site area of approximately 11,000 square metres and a total gross floor area of approximately 24,000 square metres for low-density residential property development. The land was acquired through public land auction in May 2004. Pre-superstructure work for the development is in progress. The development is expected to be completed by 2007.

The Palace,
Broadcast Drive,
Kowloon Tong





La Costa,
Ma On Shan,
Hong Kong



VALUE FOR MONEY

SUPREME QUALITY



(iv) *Inland Lot 8997, Johnston Road, Wan Chai*

The Group was awarded the development contract by the Urban Renewal Authority in a public tender in June 2004. The property has a site area of approximately 2,000 square metres and a total gross floor area of approximately 19,000 square metres. Planning work for the project is in progress. The development is expected to be completed by 2008.

(B) Other Major Properties in Hong Kong (all 100% owned)

(i) *Skyline Commercial Centre, Wing Lok Street, Sheung Wan*

The property is a 24-storey commercial building comprising approximately 3,900 square metres of office space and ground floor shops. The property is held for long term investment purpose. It enjoys a high occupancy and contributes a steady rental income to the Group.

(ii) *Shopping Arcade at Grandview Garden, Pau Chung Street, Tokwawan*

The property, a shopping arcade of approximately 2,700 square metres, was sold in January 2005. During 2004, the property was leased and maintained a high occupancy rate with competitive rentals.

(iii) *Kingsfield Centre, Shell Street, North Point*

The property comprises approximately 1,900 square metres of office space inside a 26-storey commercial building. The property is held for sale and is currently leased for rental. The occupancy rates are satisfactory.

China



K. Wah Centre,
Zhong Road,

Mainland Real Estate Development



Shanghai K. Wah Centre
Huaihai Zhong Road
Shanghai

(2) Properties in the Mainland

Current development properties in the Mainland (Total gross floor area of approximately 2,200,000 square metres)

(i) No. 701, Guangzhong Road, Da Ning International Community, Shanghai (100% owned)

The project is named as Shanghai Westwood with a total gross floor area of approximately 380,000 square metres. With reference to the style of Westwood in Los Angeles, USA, the project is designed as a luxurious condominium with full amenities. Shanghai Westwood is divided into three development phases. Construction works for phase one, with gross floor area of about 140,000 square metres, was commenced in mid-2004 and is expected to be completed in 2006. Pre-sale is scheduled to be launched in the first half of 2005. The development of other two phases with gross floor area of approximately 140,000 square metres and 100,000 square metres is targeted to start in late 2005 and 2006 respectively.




K. WAH GROUP
嘉華集團

Shanghai Westwood,
Guangzhong Road,
Da Ning International Community
Shanghai

Total gross floor area of Shanghai Westwood is approximately 380,000 square metres



(ii) Shanghai K. Wah Centre, Huaihai Zhong Road, Shanghai (35.75%)

This is a development property joint venture of which the Group holds an effective 35.75% interest. The Group is the largest single shareholder in this project. The other partners are SVA Electron Co., Ltd. (30%), Tidefull Investment Ltd. (15.4%), Shanghai Xu Fang (Group) Co., Ltd. (15%) and Nissho Iwai Hong Kong Corporation Ltd. (3.85%). The Group is also the project manager for the development.

Located at the inner ring area of Shanghai and in the heart of the thriving downtown Huaihai Road commercial area, the development is of approximately 69,000 square metres and comprises a high rise Grade A office tower with two ancillary buildings. The Main Office Building (with a total lettable area of 64,500 square metres) was 70% leased by the end of 2004 and vacant possession of those units leased had been handed over to tenants by January 2005. The whole project will be completed in the first quarter of 2005.

(iii) Lot A&B No.68 Jianguo Xi Road, Xuhui District, Shanghai (100% owned)

The project is one of the last sizable pieces of land in the heritage region of Xuhui District. The project location is the traditional up scale residential area in Shanghai. We plan to develop this site as a residential landmark in the area with



Development project on Urumqi Bei Road, Jingan District, Shanghai





Development project on Jianguo Xi Road, Xuhui District, Shanghai

a total gross floor area of approximately 140,000 square metres. With heavy French style, the project would further enhance the historical values of this scarce piece of land. Demolition work is in progress and the development is expected to be completed by 2007.

(iv) Phase III, Yanjiazhai, Jingan District, Shanghai (99% owned)

The project is located in Jingan District Urumqi Bei Road and close to the prosperous Central Business District ("CBD") of Nanjing West Road. Luxurious residential buildings with a total gross floor area of approximately 100,000 square metres will be constructed on this remarkable location. The land site measures 450 metres from East to West. All the units are designed with a south-facing orientation. This also guarantees an unobstructed view overseeing the CBD of Nanjing West Road and the Yan On Highway. Demolition work is in progress and the development is expected to be completed by 2007.

(3) Major Properties in Singapore

San Centre, Chin Swee Road (100% owned)

The property comprises approximately 5,800 square metres of office space inside a 12-storey building with carparks. Approximately 3,700 square metres of the development is held for long term investment purpose and the remaining area is held for sale. The property has maintained satisfactory occupancy with a stable income contribution to the Group.


Construction
Materials


Anderson Road KWP Quarry



Construction Materials Production Plants


云南昆钢嘉华

Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd



Shanghai K. Wah Qingsong Concrete Company Limited



ong Daya Bay
C plant



K. Wah Quarry (Huzhou) Company Limited

(4) Construction Materials Business via 66% Shareholding in K. Wah Construction Materials Limited ("KWCM")

(A) Construction Materials Business in Hong Kong

The construction activities remained at a low level even though there were signs of economic recovery in Hong Kong during the year. Facing such a challenging business environment, the division was able to achieve its objective to deliver a stable operating income through its ability to continuously improve its operational efficiency.

The ready-mixed concrete operation at Hui Dong Daya Bay had made satisfactory profit contribution this year while the rehabilitation work of KWP Quarry Co., Limited at Anderson Road Quarry (a 63.5% owned subsidiary of KWCM) was proceeding in accordance with the plan.



Shenzhen K. Wah Concrete Piles Company Limited
(深圳嘉華混凝土管桩有限公司)



Guangzhou K. Wah Nanfang Cement Limited



Beijing Shougang K. Wah Construction Materials Co. Ltd


北京首鋼嘉華


嘉羊年产60万吨矿渣粉工程投产庆典仪式

Guangdong Shaogang Jia Yang New Materials Co. Ltd.



Hong Kong Anderson Road KWP Quarry

(B) Construction Materials Business in the Mainland

The Group's expansion strategy in the Mainland started to bear fruit during the year as the operations accounted for more than 50% of the Division's turnover and profit.

The austerity measures introduced by the Central Government did, contrary to the general wisdom, render assistance to the Division. Raw materials prices which were rising in the first half of the year, became stabilised and had therefore, restored the profit margin of the operations in the Mainland.

The Division's cement operation in Guangzhou, a 50% joint venture, had expanded its production facilities to meet the increasing local market demand. Various joint ventures with Shaoguan Iron and Steel Group, Shougang Group and the Kunming Iron and Steel Group were all operating as planned.

REVIEW OF FINANCE

SOURCES OF FUNDING

	2004	2003
	HK$'000	*HK$'000*
A Share capital	201,564	197,797
B Other reserves	943,936	942,763
C Revenue reserves	1,517,698	1,323,090
Revaluation reserves	68,037	68,037
E Minority interests	1,147,265	1,083,869
F Long term loans	2,675,209	1,302,184
G Short term loans	844,542	333,062
	7,398,251	5,250,802


2004
A(2.7%)
B(12.8%)
C(20.5%)
D(0.9%)
E(15.5%)
F(36.2%)
G(11.4%)
2003
A(3.8%)
B(18.0%)
C(25.2%)
D(1.3%)
E(20.6%)
F(24.8%)
G(6.3%)

(1) Financial Position

Total funds employed at 31st December 2004 was HK$7.4 billion, an increase of 41% compared with the figure of HK$5.3 billion at 31st December 2003.

Number of the issued shares of the Company increased through the issue of shares for scrip dividend paid and the exercise of share options during the year. The dilution effect, however, was offset by the profit earned for the year.

(2) Group Liquidity, Financial Resources and Gearing Ratio

The liquidity position of the Group was maintained at a satisfactory level during the year. Cash and bank balances less short term bank loans and overdrafts at 31st December 2004 amounted to HK$745 million as compared to the net balance of HK$340 million at 31st December 2003.

The total long-term borrowings increased by HK$2,025 million representing mainly the issue of convertible bonds in March 2004 and the new project development bank loans drawn during the year. Out of the total long-term borrowings, around 76% of these borrowings mature over a period of one year and above.

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was maintained at a healthy level of 38% at the year ended 31st December 2004 as compared to 21% for last year.

In addition to the aggregate cash balance of HK$781 million, the total undrawn banking facilities of the Group at 31st December 2004 amounted to over HK$2.8 billion.

The Group's liquidity position and gearing ratio stayed at a healthy level and the Group has sufficient funds to meet its commitment and operational requirements.

(3) Treasury Policies

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in Hong Kong Dollars. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilised when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation.

The Group has not engaged in the use of derivative products.

(4) Charges on Group Assets

Details of charges on group assets are set out in note 13 to the financial statements.

(5) Contingent Liabilities

Details of contingent liabilities are set out in note 33 to the financial statements.

EMPLOYEES

Employees and Remuneration Policy

At 31st December 2004, the Group, excluding associated companies and jointly controlled entities, employed 2,356 employees in Hong Kong and the Mainland. Employee costs, excluding Directors' emoluments, amounted to HK$229 million for 2004.

The Group recruits and promotes individuals based on merit and their development potential and ensures that remuneration packages are competitive. Following approval by the shareholders in 1989, the Group has a share option scheme for senior executives for the purpose of providing competitive remuneration package and long term retention of management talents. Likewise in the Mainland China, employees' remuneration is commensurate with market pay levels and the Group put emphasis on provision of training and development opportunities.

Training and Development

The Group believes that achievement of our business goals greatly relies on the competencies of our staff. To strive for excellence, the Group promotes continuous learning culture by sponsoring staff to attend external and internal training courses.

The Group enters into the 18th Anniversary of its Annual Corporate Seminar. This year, an innovative and interactive forum with the theme on "Change Management" is organized. Several professional consultants and keynote speakers in the public and private sectors are invited to host the forum in sharing their insights with our executives in handling of changes. Besides, a series of tailor-made management development programs with the focus on Teambuilding, Communication, Analytical Thinking and Problem Solving Skills and Legal knowledge are organized to equip our staff with the latest knowledge and skills so as to enhance their technical competencies.

Besides, the Group continues to sponsor staff in attending external training courses/workshops which cover the areas of languages, finance, taxation, laws, human resources, computer software applications, quality assurance and safety etc.

To augment the growth of our China business, we have re-launched the Management Trainee Programme targeted at recruiting and training up high potential university graduates in the Mainland and develop them to be our future managers and leaders.

The Group continues to support and organize a range of community welfare activities in 2004 through the K. Wah Construction Materials Social Club (the Club). The Club upholds a mission in caring the community and making contributions to the social development of the community.

The Club members, with the full support from the Group, contribute their personal time to plan, organize and participate with their family members in various community welfare activities through partnership with charitable organizations. The activities include:

- Visit to Lam Tin Elderly Home
- "Blood Donation Campaign" by Hong Kong Red Cross
- "Challenging 12 Hours" by Sowers Action
- "HK O! Day" by Salvation Army
- "Uncle Long Leg" organized by Evangelical Lutheran Church of Hong Kong
- Invite single families to join the Group's functions
- Fundraising for "Tsunami" victims

In 2004, K. Wah Construction Materials Limited is in its third consecutive years being awarded the "Caring Company Logo 2004/05". The logo was honored by the Hong Kong Council of Social Services (HKCSS) in recognition of the Company's effort and commitment for promoting corporate citizenship.

The Group is proud of the efforts made and the results achieved by our staff. We believe our commitment towards community services will strengthen our bonding with the employees and the society as a whole.

Investor Relations



Regular meetings and briefings with the investor community were arranged to maintain high degree of transparency and prompt update of new developments

The Group recognizes the importance of communicating important information to shareholders and the investor community in a professional, forthcoming and timely manner. It is the Group's management philosophy to maintain a high degree of transparency to provide appropriate and prompt disclosure of the Group's corporate strategies and new business development.

The Group's financial and operational information is disseminated in the annual and interim reports. Annual general meetings provide a communication channel between the Board and the shareholders.

Immediately after the results are announced, press conferences, analysts briefings and investor meetings are held with directors and senior management present to answer questions on the Group.

Other communication channels include press releases, investor news updates and periodicals such as the quarterly "news@kwah", all of which can be found on the Group's website "www.kwih.com" together with annual and interim reports.

Senior management regularly meets with research analysts and institutional investors, attends major investors' conferences and participates in non-deal roadshows in Hong Kong and overseas. The Group also hosts tours for research analysts to visit operations in mainland China and casual functions for the stock broker community.

Financial Calendar

DATES	EVENTS
8th September 2004	Announcement of results for the six months ended 30th June 2004
12th November 2004	Payment of 2004 interim dividend in both scrip form and cash
3rd March 2005	Announcement of results for the year ended 31st December 2004
22nd April 2005 to 28th April 2005 (both days inclusive)	Closure of Registers of Members to ascertain entitlements to final dividend for the year ended 31st December 2004
28th April 2005	2005 annual general meeting
10th June 2005	Payment of 2004 final cash dividend

	2000 HK$'000	2001 HK$'000	2002 HK$'000	2003 HK$'000	**2004 HK$'000**
CONSOLIDATED PROFIT AND LOSS STATEMENT					
Turnover	1,778,450	2,274,900	2,134,552	3,076,143	**1,730,538**
Profit before tax	158,113	159,290	136,509	183,220	**297,874**
Taxation	(26,981)	(11,103)	(11,365)	(45,831)	**(42,434)**
Minority interests	(49,057)	(47,951)	(22,810)	(17,009)	**(21,117)**
Profit attributable to shareholders	82,075	100,236	102,334	120,380	**234,323**
Earnings per share (HK cents)	4.9	5.6	5.4	6.2	**11.7**
Dividend per share (HK cents)	3.0	3.0	3.0	3.0	**6.0**
CONSOLIDATED BALANCE SHEET					
Property, plant and equipment	1,234,865	988,610	1,091,920	1,136,196	**1,115,426**
Associated companies and jointly controlled entities	533,685	634,976	551,952	553,128	**459,126**
Other non-current assets	98,784	163,650	303,491	433,227	**304,898**
Net current assets	2,688,916	2,953,616	3,436,640	2,884,322	**4,755,869**
Employment of capital	4,556,250	4,740,852	5,384,003	5,006,873	**6,635,319**
Financed by:					
Share capital	176,525	187,075	191,955	197,797	**201,564**
Reserves	2,121,402	2,196,995	2,233,979	2,333,890	**2,529,671**
Shareholders' funds	2,297,927	2,384,070	2,425,934	2,531,687	**2,731,235**
Minority interests	1,110,349	1,071,648	1,067,785	1,083,869	**1,147,265**
Long-term liabilities	1,127,624	1,263,460	1,800,916	1,302,184	**2,675,209**
Non-current liabilities	20,350	21,674	89,368	89,133	**81,610**
Capital employed	4,556,250	4,740,852	5,384,003	5,006,873	**6,635,319**
Net assets value per share (HK$)	1.30	1.27	1.26	1.28	**1.36**


CONSOLIDATED TURNOVER
HK$ Million
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2000
2001
2002
2003
2004
Year


EARNINGS PER SHARE
HK Cents
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
Year


DIVIDEND AND NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
HK$ Million
250
200
150
100
50
0
2000
2001
2002
2003
2004
Year
Net Profit Attributable to Shareholders
Dividend


DIVIDEND PER SHARE
HK Cents
7
6
5
4
3
2
1
0
2000
2001
2002
2003
2004
Year
Final Dividend
Interm Dividend


NET ASSETS VALUE PER SHARE
HK$
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
2000
2001
2002
2003
2004
Year


GROSS ASSETS
HK$ Million
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
Year
Cash and Bank Balances
Central Service
Trading
Construction Materials
Properties

BIOGRAPHICAL INFORMATION OF DIRECTORS

Executive Directors

Dr. Lui Che Woo, MBE, JP, LLD, DSSc, aged 75, the founder of the Group, has been a director of the Company since June 1989 and is the Chairman of the Company. Dr. Lui was appointed an executive director and the Chairman of K. Wah Construction Materials Limited in 1991. He has over 46 years' experience in quarrying, construction materials and property development. He was the Founding Chairman of the Institute of Quarrying in the UK (Hong Kong Branch) and the Chairman of the Tung Wah Group of Hospitals. Dr. Lui is also the Chairman of The Federation of Hong Kong Hotel Owners, the President of Tsim Sha Tsui East Property Developers Association, the Founding President of Hong Kong - Guangdong Economic Development Association and an Honorary President of Hong Kong - Shanghai Economic Development Association. Further, Dr. Lui was a Committee Member of the 9th Chinese People's Political Consultative Conference, a member of the Selection Committee for the First Government of the HKSAR and a member of the Election Committee of the HKSAR. Dr. Lui is the father of Mr. Francis Lui Yiu Tung, Ms. Paddy Tang Lui Wai Yu and Ms. Eileen Cheng Lui Wai Ling.

Mr. Francis Lui Yiu Tung, aged 49, joined the Group in 1979. He has been an executive director of the Company since June 1989 and is the Managing Director of the Company. Mr. Lui has also been a director of K. Wah Construction Materials Limited since 1987 and is its Deputy Chairman. He holds a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is a member of the Town Planning Board of Hong Kong and a Member of the Shanghai Committee of the Chinese People's Political Consultative Conference. Mr. Lui is a son of Dr. Lui Che Woo, a younger brother of Ms. Paddy Tang Lui Wai Yu and an elder brother of Ms. Eileen Cheng Lui Wai Ling.

Mr. Lennon Lun Tsan Kau, aged 50, joined the Group in 1999 and has been an executive director and the Deputy Managing Director of the Company since December 2001. Mr. Lun holds a master of science degree in Electronics and Computer Science from the University of California at Berkeley, U.S.A. and a master of business administration degree from the University of Hong Kong. Prior to joining the Group, he has held various senior executive and management positions in renowned multinational companies and has extensive operations experience in mainland China.

Mr. Eddie Hui Ki On, GBS, CBE, QPM, CPM, aged 62, joined the Group in 2003 and is the Group Director, General Affairs. He has been a director of the Company since April 2003. Prior to joining the Group, he has served the Hong Kong Police Force for 38 years. He retired from the Police Force as Commissioner of Police in 2001.

Mr. William Lo Chi Chung, aged 45, joined the Group in 2003 and is the Group Finance Director. He has been an executive director of the Company and K. Wah Construction Materials Limited since April 2004. Mr. Lo holds a master's degree in Business Administration from the University of Warwick in the UK and a Professional Diploma in Accountancy from the Hong Kong Polytechnic. He is a fellow member of Hong Kong Institute of Certified Public Accountants and a fellow member of Chartered Association of Certified Accountants in the UK. He has over 22 years of broad experience in auditing, accounting, financial management, corporate finance, strategic planning and investor relations.

Ms. Paddy Tang Lui Wai Yu, aged 51, joined the Group in 1980 and has been an executive director of the Company since June 1989. She is also an executive director of K. Wah Construction Materials Limited. She holds a bachelor of commerce degree from the McGill University, Canada and is a member of The Institute of Chartered Accountants in England and Wales. Ms. Tang is a member of the Election Committee of the HKSAR. She is also a member of the Hong Kong Arts Development Council and a member of the Hong Kong

Antiquities Advisory Board. Ms. Tang is a daughter of Dr. Lui Che Woo and the elder sister of Mr. Francis Lui Yiu Tung and Ms. Eileen Cheng Lui Wai Ling.

Non-executive Directors

Sir David Akers-Jones, **KBE**, **GBM**, **CMG**, **Hon. RICS**, **JP**, aged 78, was Adviser to the Board of the Company and K. Wah Construction Materials Limited from 1989 to 1997 and has been a director of the Company since July 1997. He holds non-executive director positions in various companies and is members of many charitable organisations. He was previously a member of the Hong Kong Civil Service and held various appointments concluding with that of Chief Secretary and acting Governor before he retired in 1987. He was awarded the Hong Kong Special Administrative Region's highest award the Grand Bauhinia Medal in 2002.

Mr. Michael Leung Man Kin, **CBE**, **JP**, aged 66, joined the Group in 1998 as Deputy Chairman — Administration and is presently an Adviser. He was appointed an executive director of the Company in September 1998 and became a non-executive director in March 2001. He has been appointed a member of the audit committee of the Company since early March 2005. Mr. Leung holds an honours bachelor's degree in arts from the University of Hong Kong and a certificate in government and development from Oxford University in the UK. He has served the Hong Kong Government for 32 years in a wide range of top level positions, including Secretary for Transport, Secretary for Education and Manpower and Commissioner, Independent Commission Against Corruption. He has also served as an Official Member of the Legislative Council.

Dr. Philip Wong Kin Hang, **GBS**, **JP**, **LLD**, **DH**, aged 72, has been a director of the Company since June 1989. He ceased acting as a member of the audit committee of the Company in early March 2005. Dr. Wong is a consultant of a Hong Kong firm of solicitors and is also a Notary Public and a China Appointed Attesting Officer. In addition, Dr. Wong is a director of Raymond Industrial Limited.

Dr. Leo Lee Tung Hai, **GBS**, **LLD**, **JP**, aged 83, has been a director of the Company since June 1989. Dr. Lee is the Chairman of the Tung Tai Group of Companies and an independent non-executive director or non-executive director of several publicly listed companies in Hong Kong, including Beijing Enterprises Holdings Limited. He is a member of a number of public services committees and heads many social service organizations, including as an Adviser of the Advisory Board of the Tung Wah Group of Hospitals, Chairman of the Association of Chairmen of the Tung Wah Group of Hospitals, Chairman of Friends of Hong Kong Association and Vice President of the China Overseas Friendship Association. Dr. Lee served as a Standing Committee Member of the eighth and ninth National Committees of the Chinese People's Political Consultative Conference; an Adviser on Hong Kong Affairs; a member of the Preparatory Committee for the Hong Kong Special Administrative Region; and a member of the Selection Committee for the First Government of the HKSAR. He has been honoured with awards by different governments, which include Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d'Honneur of France, Commandeur de l'Ordre de Leopold II of Belgium and Gold Bauhinia Star of the Hong Kong Special Administrative Region Government in 1999. Dr. Lee has over 40 years of experience in business management.

Dr. Robin Chan Yau Hing, **GBS**, **LLD**, **JP**, aged 72, has been a director of the Company since June 1989. A banker with over 40 years of experience, he is the Chairman and Managing Director of Asia Financial Holdings Limited, which is the holding company of Asia Commercial Bank Limited and Asia Insurance Company Limited. Dr. Chan is also a director of Liu Chong Hing Bank Limited and numerous other companies. In addition, he is a Deputy to the Chinese National People's Congress and the Ex-officio Life Hon. Chairman of The Chinese General Chamber of Commerce, Hong Kong.

Dr. Charles Cheung Wai Bun, **JP**, aged 68, joined the Group in 1986. He was appointed an executive director of the Company in June 1989 and has been a non-executive director since 1995. He is the chairman of the audit committee of the Company. He is also a non-executive director of K. Wah Construction Materials

Limited. Dr. Cheung holds an honorary doctor's degree, a master's degree and a bachelor of science degree in business administration. He has been in the banking business for over twenty-two years and held senior management positions. He is the Group Chief Executive and Executive Deputy Chairman of Mission Hills Group. He is also a non-executive director of Pioneer Global Group Limited, Prime Investments Holdings Limited and B&S Entertainment Holdings Ltd. Dr. Cheung was a director and Adviser of the Tung Wah Group of Hospitals and is a Vice Chairman of Guangdong Province Golf Association. He was awarded the Directors of the Year Awards 2002 of Listed Company Non-executive Director and was re-appointed by the HKSAR Government as a member of the Estate Agents Authority in November 2004.

Mr. Robert George Nield, aged 52, has been a director and a member of the audit committee of the Company since September 2004. He is a Fellow of The Institute of Chartered Accountants in England and Wales and has over 30 years of experience in professional auditing and accounting. Mr. Nield worked for PricewaterhouseCoopers ("PwC") (formerly Price Waterhouse) from 1980 to 2002. He was admitted as an audit partner in 1985 and, in addition to managing a portfolio of audit clients, he was from time to time in charge of PwC's Computer Audit, Continuing Education and Human Resources Departments. He retired from PwC in June 2002.

BIOGRAPHICAL INFORMATION OF SENIOR MANAGEMENT

Ms. Eileen Cheng Lui Wai Ling, BA, MBA, MHKIoD, MIHRM(HK), aged 47, joined the Group in 1993 and is a Director of K. Wah Management Services Limited. Prior to joining the Group, she has considerable experience with major financial institutions and at various senior management positions. Mrs. Cheng is a daughter of Dr. Lui Che Woo and a younger sister of Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Mr. Ken Wong Chun Keung, FCCA, AHKICPA, FCGA, aged 49, joined the Group in 1997 and is the Qualified Accountant and the General Manager of Finance and Accounts Department. He has over 26 years' experience in accounting and financial management.

Mr. Harry Leung Ka Hing, BEng, Grad. Dip. (Geotech), MBA, RPE, CEng, MHKIE, MICE, MIE (Aust), aged 49, rejoined the Group in 2004 and is the General Manager, Guangzhou Property Division. He has over 23 years' experience in engineering consultancy, construction contracting, property development and business management.

Mr. Adrian Ip Wing Hang, BSc (Arch), BArch, HKIA, Registered Architect (HK), RAIA, aged 41, joined the Group in 2004 and is the General Manager of Architectural Design Department, Shanghai Property Division. He has over 14 years' experience in architectural design.

Mr. Robin Leung Fung Shun, aged 60, joined the Group in 2004 and is the General Manager of Administration and Human Resources Department, Shanghai Property Division. He retired from the Police Force after 37 years of service.

Mr. Alan Lau Tak Shing, PDip, FCCA, AHKICPA, aged 42, joined the Group in 1994 and is the Deputy General Manager of Finance and Accounts Department, Shanghai Property Division. He has over 19 years' experience in finance, accounting and taxation matters.

Mr. Seaman Kwok Siu Man, PDip, BA, PgD(Laws), FCIS, FCS, FFA, MCIArb, AHKIArb, ATIHK, MHKSI, CPE, aged 46, joined the Group in 2004 and is the Company Secretary and Deputy General Manager of Company Secretarial Department. He is currently the longest serving Council Member of The Hong Kong Institute of Company Secretaries and was a founding member of its Listed Company Secretaries Panel. He has over 20 years' experience in company secretarial and legal matters.

Mr. Tedy Lam Tin Cheung, Dip, aged 49, joined the Group in 1995 and is the Assistant General Manager of Project Department, Shanghai Property Division. He has over 27 years' experience in project management.

Mr. Richard Cheung Wing Kong, BSc, PCLL, solicitor, aged 40, joined the Group in 2000 and is the Assistant General Manager of Legal Department, Guangzhou Property Division. He has over 10 years' experience in legal matters.

Mr. Chu Ling Kwai, MCIOB, aged 49, rejoined the Group in 2002 and is the Assistant General Manager of Project Department, Shanghai Property Division. He has over 24 years' experience in property development.

Mr. Jeff Li Jian, BSc, aged 44, joined the Group in 1998 and is the Assistant General Manager of Project Development Department, Shanghai Property Division. He has over 22 years' experience in property and development.

Mr. Nathan Wang Qiang, MSc, aged 33, joined the Group in 1994 and is the Assistant General Manager of K. Wah Technology Ventures Limited. He has over 11 years' experience in venture investment and business development.

Mr. Vincent Gu Wen Sheng, Dip, aged 33, joined the Group in 1999 and is the Assistant General Manager of Sales Department, Shanghai Property Division. He has over 11 years' experience in property sales and marketing.

Mr. Denny Yeung Wing Keung, MSc, MCIOB, MAPM, aged 44, joined the Group in 2004 and is the Assistant General Manager of Procurement and Cost Control Department, Shanghai Property Division. He has over 23 years' experience in quantity surveying and procurement.

Ms. Josephine Ng Wah Pik, MBA, MIHRM(HK), aged 40, joined the Group in 1995 and is the Assistant General Manager of Administration and Human Resources Department. She has over 16 years' experience in human resources management.

Ms. Stephanie Shaw Man Ki, MArch, AIA, aged 36, joined the Group in 2004 and is the Assistant General Manager for Special Projects, Shanghai Property Division. She has over 10 years' experience in architectural and interior design, project management and business development.

The directors have pleasure in presenting to the shareholders their report together with the audited financial statements of the Company and the Group for the year ended 31st December 2004.

PRINCIPAL ACTIVITIES

During the year, the Company acted as an investment holding company and the principal activities of its principal subsidiaries, jointly controlled entities and associated companies were property investment and development in Hong Kong and mainland China as well as investment holding in K. Wah Construction Materials Limited ("KWCM"). KWCM was an investment company and the principal activities of its primary subsidiaries, jointly controlled entities and associated companies were the manufacture, sale and distribution of construction materials in Hong Kong and mainland China.

The principal activities and other particulars of the principal subsidiaries, jointly controlled entities and associated companies of the Company as at 31st December 2004 are set out in note 37 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st December 2004 are set out in the consolidated profit and loss statement on page 54 of the annual report.

An interim scrip dividend equivalent to 2 cents (2003: 1 cent) per share with a cash option, totalling about HK$40,195,000 (2003: HK$19,630,000), was paid during the year. The directors recommend the payment of a final cash dividend of 4 cents (2003: scrip dividend with a cash option of 2 cents) per share, totalling about HK$88,152,000 (2003: HK$39,643,000). As a result, the total dividends for the year under review amount to 6 cents (2003: 3 cents).

The state of affairs of the Group and the Company as at 31st December 2004 is set out in the consolidated balance sheet and company balance sheet on pages 55 and 56 of the annual report respectively.

SHARE CAPITAL

Details of the movements in the share capital of the Company during the year are set out in note 25 to the financial statements.

On 23rd March 2004, the Group issued an aggregate amount of HK$864,260,000 0.5% guaranteed convertible bonds due in March 2009. The bonds are listed on the Luxembourg Stock Exchange and are convertible into ordinary shares of the Company at a conversion price of HK$2.25 per share on or after 23rd April 2004 up to the close of business on 8th March 2009. The bonds are redeemable at 91.49% of their principal amount on 23rd March 2009 according to relevant terms and conditions of the bonds. During the year, no bond-holders have exercised their rights to convert their bonds into ordinary shares of the Company.

On 9th July 2004, 26,663,564 new shares were issued at a price of HK$1.2065 per share as the final dividend for the year ended 31st December 2003 to shareholders who had not made cash elections in respect of all or part of their shareholdings.

On 12th November 2004, 4,137,426 new shares were issued at a price of HK$1.6701 per share as the interim dividend for the year ended 31st December 2004 to shareholders who had not made cash elections in respect of all or part of their shareholdings.

During the year, 740,000, 1,240,000, 3,745,000 and 1,000,000 new shares were issued at the prices of HK$0.5586, HK$0.36, HK$0.72 and HK$1.30 per share respectively pursuant to share option schemes of the Company as a result of the exercise of share options by option holders.

DEALINGS IN LISTED SECURITIES

The Company has not redeemed any of its shares or bonds during the year ended 31st December 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares and bonds during the year.

RESERVES

Details of the movements in the reserves of the Group and the Company during the year are set out in note 27 to the financial statements.

DONATIONS

During the year, the Group made charitable donations amounting to HK$3,379,000 (2003: HK$4,370,000).

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment of the Group during the year are set out in note 13 to the financial statements.

SIGNIFICANT PROPERTIES

Details of the significant properties held by the Group as at 31st December 2004 for investment purposes and for development and/or sale are set out on pages 94 to 96.

DIRECTORS

The directors of the Company who served during the year were Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu, Sir David Akers-Jones, Mr. Michael Leung Man Kin, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

Mr. Robert George Nield was appointed as a director of the Company on 8th September 2004.

Dr. Alex Wu Shu Chih passed away on 9th January 2005.

The respective names and biographical details of the directors and senior management are set out on pages 35 to 38 of the annual report.

In accordance with Bye-law 109(A) of the Company, Mr. Michael Leung Man Kin, Dr. Philip Wong Kin Hang and Dr. Charles Cheung Wai Bun will retire by rotation at the forthcoming annual general meeting, and being eligible, offer themselves for re-election. In accordance with Bye-law 100 of the Company, Mr. Robert George Nield will hold office until the forthcoming annual general meeting, and being eligible, offers himself for re-election.

None of the directors proposed for re-election has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

Subject to the approval of shareholders of the Company at the forthcoming annual general meeting, each of the directors of the Company would receive an annual directors' fee of HK$80,000 for the year ended 31st December 2004; non-executive directors (including independent non-executive directors) would also receive an annual audit committee members' fee of HK$80,000 if they acted as a member of the audit committee.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business, to which the Company or its subsidiaries was a party and in which a director has or had a material beneficial interest, whether directly or indirectly, subsisted on 31st December 2004 or at any time during the year ended on that date.

DIRECTORS' INTERESTS IN SECURITIES

At 31st December 2004, the interests and short positions of each director in the shares, underlying shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")), KWCM, and the details of any right to subscribe for shares of the Company and KWCM and of the exercise of such rights, as required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO, as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

(A) Ordinary Shares of the Company

	Number of Shares					
Name of Directors	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Lui Che Woo	268,014	7,130,234[1]	38,129,737[2]	1,257,389,151[3]	1,302,917,136	64.64
Francis Lui Yiu Tung	391,164	—	—	1,257,389,151[3]	1,257,780,315	62.40
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
William Lo Chi Chung	100,000	—	—	—	100,000	0.00
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,257,389,151[3]	1,262,028,317	62.61
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Alex Wu Shu Chih	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	278,977	—	—	—	278,977	0.01
Charles Cheung Wai Bun	7,239	—	—	—	7,239	0.00
Robert George Nield	—	—	—	—	—	—

(B) Share Options of the Company

Details are set out in the SHARE OPTION SCHEMES section below. During the year, none of the directors or their spouses or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations.

DIRECTORS' INTERESTS IN SECURITIES (CONT'D)

(C) Ordinary Shares of KWCM

	Number of Shares					
Name of Directors	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Lui Che Woo	8,085,831	1,468,496(1)	76,880,265(4)	856,721,578(3)	943,156,170	72.75
Francis Lui Yiu Tung	2,980	—	—	856,721,578(3)	856,724,558	66.08
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
William Lo Chi Chung	186,000	—	—	—	186,000	0.01
Paddy Tang Lui Wai Yu	1,861,906	—	—	856,721,578(3)	858,583,484	66.22
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Alex Wu Shu Chih	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	65,306	—	—	—	65,306	0.01
Charles Cheung Wai Bun	1,810	—	—	—	1,810	0.00
Robert George Nield	—	—	—	—	—	—

(D) Share Options of KWCM

Details are set out in the SHARE OPTION SCHEMES section below.

Notes:

(1) Dr. Lui Che Woo was deemed to be interested in 7,130,234 shares in the Company and 1,468,496 shares in KWCM respectively through the interests of his spouse.

(2) 35,075,725 shares and 3,054,012 shares in the Company were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were controlled by Dr. Lui Che Woo.

(3) 1,257,389,151 shares in the Company representing more than one-third of its issued share capital were held by the discretionary trusts established by Dr. Lui Che Woo as founder. The Company was interested in 852,775,351 shares in KWCM representing more than one-third of its issued share capital held by a wholly owned subsidiary of the Company. In addition, one of the said discretionary trusts was interested in 3,946,227 shares in KWCM.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, were deemed to be interested in those shares in the Company held by the trusts and in those shares in KWCM in which the Company was interested as aforesaid.

(4) 76,880,265 shares in KWCM were held by Best Chance Investments Ltd. which was controlled by Dr. Lui Che Woo.

(5) All personal interests stated above were held by the respective directors in the capacity of beneficial owners.

All the interests stated above represent long positions.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu were deemed to be interested in the issued share capital of every other subsidiary, jointly controlled entity and associated company of the Company and KWCM.

Save as disclosed above, as at 31st December 2004, none of the directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS' INTERESTS

At 31st December 2004, the interests of every person (not being a director or chief executive of the Company) in the shares and underlying shares in the Company as recorded in the register required to be kept by the Company under section 336 of the SFO were as follows:

Name of shareholders	Number of Ordinary Shares		% of Issued Share Capital
	Long Position	Short Position	
HSBC International Trustee Limited	1,257,390,959[(1)]	—	62.38
Marapro Co., Ltd.	190,228,080[(2)]	—	9.44
Symmetry Co., Ltd.	190,228,080[(2)]	—	9.44
Polymate Co., Ltd.	190,228,080[(3)]	—	9.44
Moore Michael William	183,301,956[(4)]	—	9.09
Penta Investment Advisers Ltd.	183,301,956[(4)]	—	9.09
Zwannstra John	183,301,956[(4)]	—	9.09

Notes:

(1) HSBC International Trustee Limited is the trustee of discretionary trusts which hold 1,257,390,959 shares in the Company.

(2) Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is a trustee of a trust which was interested in 190,228,080 shares in the Company.

(3) Polymate Co., Ltd. is the ultimate holding company of those companies interested in 190,228,080 shares in the Company.

(4) Penta Investment Advisers Ltd. was interested in 183,301,956 shares in the Company in the capacity of investment manager.

There was duplication of interests of:

(i) 1,257,389,151 shares in the Company among Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. These shares were also interested by HSBC International Trustee Limited and of these shares, 190,228,080 shares in the Company were also interested by Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.;

(ii) 856,721,578 shares in KWCM among Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu; and

(iii) 183,301,956 shares in the Company among Moore Michael William, Penta Investment Advisers Ltd. and Zwannstra John.

Save as disclosed above, as at 31st December 2004, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

SHARE OPTION SCHEMES

The share option scheme of the Company ("Share Option Scheme") was approved and adopted by the shareholders at the annual general meeting held on 30th May 2002 ("Adoption Date"). A summary of the Share Option Scheme is set out below:

(1) Purpose

To attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of the Company by aligning the interests of option holders to shareholders.

(2) Participants

(i) any employee of the Company or any affiliate and any senior executive or director of the Company or any affiliate; or

(ii) any consultant, agent, representative or adviser of the Company or any affiliate; or

(iii) any person who provides goods or services to the Company or any affiliate; or

(iv) any customer or contractor of the Company or any affiliate; or

(v) any business ally or joint venture partner of the Company or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees; or

(vii) in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of the Company; or (b) a subsidiary of a holding company of the Company; or (c) a subsidiary of the Company; or (d) a controlling shareholder of the Company; or (e) a company controlled by a controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of a holding company of the Company; or (h) an associated company of the Company.

(3) Total number of shares available for issue

Mandate Limit — Subject to the paragraph below, the total number of shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Company must not in aggregate exceed 10% of the shares in issue as at the Adoption Date, being 187,563,607 shares.

Overriding Limit — The Company may by ordinary resolutions of the shareholders refresh the Mandate Limit as referred to in the above paragraph provided that the Company shall issue a circular to shareholders before such approval is sought. The overriding limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares in issue from time to time.

As at the date of the annual report, the total number of shares available for issue under the Share Option Scheme was 163,905,607 shares, which represented approximately 7.44% of the issued share capital of the Company on that date.

SHARE OPTION SCHEMES (CONT'D)

(4) **Maximum entitlement of each participant**

The total number of shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the shares in issue.

Subject to separate approval by the shareholders in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided that the Company shall issue a circular to shareholders before such approval is sought, the Company may grant a participant options which would exceed this limit.

(5) **Option period**

The period within which the shares must be taken up under an option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

(6) **Minimum period for which an option must be held before it can vest**

The minimum period, if any, for which an option must be held before it can vest shall be determined by the Board in its absolute discretion. The Share Option Scheme itself does not specify any minimum holding period.

(7) **Payment on acceptance of the option**

HK$1.00 is payable by the grantee to the Company on acceptance of the option offer. An offer must be accepted within 14 days from the date of grant (or such longer period as the Board may specify in writing).

(8) **Basis of determining the subscription price**

The subscription price shall be determined by the Board in its absolute discretion at the time of the grant but shall not be less than the highest of:

(i) the closing price of the shares on the date of grant;

(ii) the average closing prices of the shares for the five business days immediately preceding the date of grant; and

(iii) the nominal value of a share.

(9) **The remaining life of the Share Option Scheme**

The life of the Share Option Scheme is 10 years commencing on the Adoption Date and will expire on 29th May 2012.

SHARE OPTION SCHEMES (CONT'D)

Particulars of the movement of the options held by each of the directors of the Company, the employees of the Company in aggregate and other participants granted under the Share Option Scheme or under any other share option schemes of the Company during the year ended 31st December 2004, were as follows:

		Number of Options					
Holders	Date of grant	Held at 1st January 2004	Exercised during the year	Lapsed during the year	Held at 31st December 2004	Exercise price per share (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,350,000	—	—	1,350,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	2,000,000	—	—	2,000,000	0.7200	1st Mar 2004 – 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,200,000	—	—	1,200,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,868,000	—	—	1,868,000	0.7200	1st Mar 2004 – 28th Feb 2013
Lennon Lun Tsan Kau	30th Dec 1999	500,000	—	—	500,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,054,000	—	—	1,054,000	0.7200	1st Mar 2004 – 28th Feb 2013
Eddie Hui Ki On	—	—	—	—	—	—	—
William Lo Chi Chung	—	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	870,000	—	—	870,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,269,000	—	—	1,269,000	0.7200	1st Mar 2004 – 28th Feb 2013
David Akers-Jones	28th Feb 2003	150,000	—	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Michael Leung Man Kin	20th May 1998	300,000	300,000[(a)]	—	—	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	870,000	870,000[(a)]	—	—	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	300,000	—	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Alex Wu Shu Chih	28th Feb 2003	150,000	—	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Philip Wong Kin Hang	28th Feb 2003	300,000	—	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Leo Lee Tung Hai	28th Feb 2003	150,000	—	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Robin Chan Yau Hing	28th Feb 2003	150,000	—	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013

SHARE OPTION SCHEMES (CONT'D)

Holders	Date of grant	Number of Options: Held at 1st January 2004	Exercised during the year	Lapsed during the year	Held at 31st December 2004	Exercise price per share (HK$)	Exercise period
Charles Cheung Wai Bun	28th Feb 2003	300,000	—	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Robert George Nield	—	—	—	—	—	—	—
Employees	20th May 1998	3,179,000	440,000[(b)]	2,111,000	628,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	3,944,000	370,000[(c)]	2,004,000	1,570,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	9,391,000	3,745,000[(d)]	1,096,000	4,550,000	0.7200	1st Mar 2004 – 28th Feb 2013
	29th Dec 2003	4,000,000	—	—	4,000,000	1.3000	30th Dec 2003 – 29th Dec 2013
Others	28th Feb 2003	372,000	—	—	372,000	0.7200	1st Mar 2004 – 28th Feb 2013
	29th Dec 2003	3,000,000	1,000,000[(e)]	—	2,000,000	1.3000	30th Dec 2003 – 29th Dec 2013

Notes:

(a) The options were exercised on the same date and the weighted average closing price of the Company's shares immediately before the date on which the options were exercised were HK$1.63.

(b) The weighted average closing price of the Company's shares immediate before the dates on which the options were exercised during the year was HK$1.45.

(c) The weighted average closing price of the Company's shares immediate before the dates on which the options were exercised during the year was HK$1.24.

(d) The weighted average closing price of the Company's shares immediate before the dates on which the options were exercised during the year was HK$1.72.

(e) The weighted average closing price of the Company's shares immediate before the dates on which the options were exercised during the year was HK$1.84.

Except for the options granted on 29th December 2003 which were fully vested at the date of grant, the other options referred to above were subject to a one-year vesting period.

The consideration paid by each grantee for each grant of the options was HK$1.00. No options were granted or cancelled during the year.

Except for the Share Option Schemes, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the directors of the Company or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SHARE OPTION SCHEMES (CONT'D)

The share option scheme of KWCM ("KWCM Share Option Scheme") was approved and adopted by the shareholders of KWCM at the annual general meeting of KWCM held on 30th May 2002 ("Adoption Date"). The KWCM Share Option Scheme was also approved by the shareholders of the Company at the annual general meeting of the Company held on the Adoption Date. A summary of the KWCM Share Option Scheme is set out below:

(1) Purpose

To attract and retain the best quality personnel for the development of KWCM's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of KWCM by aligning the interests of option holders to shareholders.

(2) Participants

(i) any employee of KWCM or any affiliate and any senior executive or director of KWCM or any affiliate; or

(ii) any consultant, agent, representative or adviser of KWCM or any affiliate; or

(iii) any person who provides goods or services to KWCM or any affiliate; or

(iv) any customer or contractor of KWCM or any affiliate; or

(v) any business ally or joint venture partner of KWCM or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees of KWCM; or

(vii) in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of KWCM; or (b) a subsidiary of a holding company of KWCM; or (c) a subsidiary of KWCM; or (d) a controlling shareholder of KWCM; or (e) a company controlled by a controlling shareholder of KWCM; or (f) a company controlled by KWCM; or (g) an associated company of a holding company of KWCM; or (h) an associated company of KWCM.

(3) Total number of shares available for issue

Mandate Limit — Subject to the paragraph below, the total number of shares which may be issued upon exercise of all options to be granted under the KWCM Share Option Scheme and any other schemes of KWCM must not in aggregate exceed 10% of the shares in issue as at the Adoption Date, being 121,787,040 shares.

Overriding Limit — KWCM may by ordinary resolutions of its shareholders and by ordinary resolutions of the shareholders of the Company refresh the Mandate Limit as referred to in the above paragraph provided that KWCM and the Company shall issue a circular to their respective shareholders before such approval is sought. The overriding limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the KWCM Share Option Scheme and any other schemes of KWCM must not exceed 30% of the shares in issue from time to time.

As at the date of the annual report, the total number of shares available for issue under the KWCM Share Option Scheme was 102,583,040 shares, which represented approximately 7.91% of the issued share capital of KWCM on that date.

SHARE OPTION SCHEMES (CONT'D)

(4) **Maximum entitlement of each participant**

The total number of shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the shares in issue.

Subject to separate approval by the shareholders of KWCM in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided that KWCM shall issue a circular to shareholders before such approval is sought, and separate approval by the shareholders of the Company in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided that the Company shall issue a circular to shareholders before such approval is sought, KWCM may grant a participant options which would exceed this limit.

(5) **Option period**

The period within which the shares must be taken up under an option shall be determined by the KWCM Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

(6) **Minimum period for which an option must be held before it can vest**

The minimum period, if any, for which an option must be held before it can vest shall be determined by the KWCM Board in its absolute discretion. The KWCM Share Option Scheme itself does not specify any minimum holding period.

(7) **Payment on acceptance of the option**

HK$1.00 is payable by the grantee to KWCM on acceptance of the option offer. An offer must be accepted within 14 days from the date of grant (or such longer period as the KWCM Board may specify in writing).

(8) **Basis of determining the subscription price**

The subscription price shall be determined by the KWCM Board in its absolute discretion at the time of the grant but shall not be less than the highest of:

(i) the closing price of the shares on the date of grant;

(ii) the average closing prices of the shares for the five business days immediately preceding the date of grant; and

(iii) the nominal value of a share.

(9) **The remaining life of the KWCM Share Option Scheme**

The life of the KWCM Share Option Scheme is 10 years commencing on the Adoption Date and will expire on 29th May 2012.

SHARE OPTION SCHEMES (CONT'D)

Particulars of the movement of the options held by each of the directors of the Company, the employees of KWCM in aggregate and other participants granted under the KWCM Share Option Scheme or under any other share option schemes of KWCM during the year ended 31st December 2004, were as follows:

		Number of Options					
Holders	Date of grant	Held at 1st January 2004	Exercised during the year	Lapsed during the year	Held at 31st December 2004	Exercise price per share (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,800,000	—	—	1,800,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	2,000,000	—	—	2,000,000	0.5140	1st Mar 2004 – 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,600,000	—	—	1,600,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,870,000	—	—	1,870,000	0.5140	1st Mar 2004 – 28th Feb 2013
Lennon Lun Tsan Kau	—	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—	—
William Lo Chi Chung	—	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,070,000	—	—	1,070,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,270,000	—	—	1,270,000	0.5140	1st Mar 2004 – 28th Feb 2013
David Akers-Jones	—	—	—	—	—	—	—
Michael Leung Man Kin	20th May 1998	300,000	—	—	300,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,070,000	—	—	1,070,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	300,000	—	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
Alex Wu Shu Chih	—	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—	—
Robin Chan Yau Hing	—	—	—	—	—	—	—
Charles Cheung Wai Bun	28th Feb 2003	300,000	—	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
Robert George Nield	—	—	—	—	—	—	—
Employees of KWCM	20th May 1998	9,262,000	3,784,000(f)	3,876,000	1,602,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	19,226,000	11,538,000(g)	6,314,000	1,374,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	14,292,000*	10,478,000(h)	1,128,000	2,686,000	0.5140	1st Mar 2004 – 28th Feb 2013
Others	20th May 1998	300,000	300,000(i)	—	—	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	536,000	536,000(i)	—	—	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	450,000*	300,000(i)	150,000	—	0.5140	1st Mar 2004 – 28th Feb 2013

* after reclassification of share options held by an ex-director of KWCM under "Employees of KWCM" to "Others".

SHARE OPTION SCHEMES (CONT'D)

Notes:

(f) The weighted average closing price of KWCM's shares immediately before the dates on which the options were exercised during the year was HK$1.19.

(g) The weighted average closing price of KWCM's shares immediately before the dates on which the options were exercised during the year was HK$1.27.

(h) The weighted average closing price of KWCM's shares immediately before the dates on which the options were exercised during the year was HK$1.42.

(i) The options were exercised on the same date and the weighted average closing price of KWCM's shares immediately before the date on which the options were exercised during the year was HK$0.86.

All options referred to above were subject to a one-year vesting period.

The consideration paid by each grantee for each grant of options was HK$1.00. No options were granted or cancelled during the year.

CONNECTED TRANSACTIONS

1. On 2nd January 2004, Shanghai Jia Hui Da Real Estate Development Co., Ltd., an indirect non-wholly owned subsidiary of the Company (in which the Company has an effective 35.75% attributable equity interest) as the Borrower entered into a Bridging Loan Agreement with The Development Bank of Singapore Ltd., Shanghai Branch (the "Bank") for a bridging loan facility of up to HK$100,000,000 under which the Company had to provide the Bank with a corporate guarantee (the "Guarantee") to secure the obligations of the Borrower.

   Provision of the Guarantee by the Company was a connected transaction of the Company under Rule 14.26(6)(a) of the Listing Rules in force prior to 31st March 2004. Details of the transaction were included in the press announcement made by the Company on 5th January 2004 and the circular of the Company dated 26th January 2004. The written certificate dated 31st December 2003 and issued by the registered shareholder holding approximately 53.1% of the issued share capital of the Company approving the provision of Guarantee was acceptable to the Stock Exchange in lieu of a special general meeting and the Stock Exchange had granted a waiver to that effect.

2. On 7th January 2004, K. Wah (China) Investment Co. Ltd., an indirect wholly-owned subsidiary of the Company, executed under normal commercial terms a supplemental agreement to guarantee to K. Wah Properties Investment Limited ("KWPI"), an indirect wholly-owned subsidiary of the Company, as security for the provision by KWPI of a further loan in the amount of HK$60,000,000 to Shanghai Jianshen Real Estate Development Co., Ltd. ("Shanghai Jianshen"), which is 99% indirectly owned by the Company, in respect of a short term loan in the amount of HK$31,200,000 granted to Shanghai Jiashen on 31st October 2003 for financing its operations. This transaction was a connected transaction of the Company under Rule 14.25(2)(a) of the Listing Rules in force prior to 31st March 2004.

PRE-EMPTIVE RIGHTS

There are no shareholder pre-emptive rights as a matter of Bermuda law, either under statute or at common law.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years, as extracted from the audited accounts and adjusted as appropriate, is shown on pages 33 to 34 of the annual report.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st December 2004, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover; and the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group's total of such purchases.

None of the directors, their associates or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's issued share capital) had any interest in the five largest customers or suppliers (not including of a capital nature).

MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.

AUDITORS

The financial statements of the Company for the year under review have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for reappointment at the forthcoming annual general meeting.

On behalf of the Board

Dr. Lui Che Woo
Chairman

Hong Kong, 3rd March 2005



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

TO THE SHAREHOLDERS OF
K. WAH INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 54 to 93 which have been prepared in accordance with Hong Kong Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors of the Company are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 3rd March 2005

Consolidated Profit and Loss Statement

For the year ended 31st December 2004

	Note	2004 ***HK$'000***	2003 *HK$'000*
Turnover	*3*	**1,730,538**	3,076,143
Cost of sales		**(1,548,383)**	(2,891,632)
Gross profit		**182,155**	184,511
Other revenues	*3*	**17,164**	17,645
Other operating income		**56,281**	72,888
Administrative expenses		**(136,755)**	(77,599)
Other operating expenses		**(49,893)**	(51,924)
Operating profit	*4*	**68,952**	145,521
Finance costs	*5*	**(13,425)**	(17,144)
Share of profits less losses of			
Jointly controlled entities		**238,976**	53,845
Associated companies		**3,371**	998
Profit before taxation		**297,874**	183,220
Taxation	*9*	**(42,434)**	(45,831)
Profit after taxation		**255,440**	137,389
Minority interests		**(21,117)**	(17,009)
Profit attributable to shareholders	*27*	**234,323**	120,380
Dividends	*11*	**128,347**	59,273
		HK cents	*HK cents*
Earnings per share	*12*		
Basic		**11.7**	6.2
Diluted		**9.9**	N/A

As at 31st December 2004

	Note	2004 HK$'000	2003 HK$'000
Property, plant and equipment	13	**1,115,426**	1,136,196
Jointly controlled entities	16	**440,476**	537,030
Associated companies	17	**18,650**	16,098
Other non-current assets	18	**304,898**	433,227
Non-current assets		**1,879,450**	2,122,551
Current assets			
Development properties	19	**4,561,850**	2,519,342
Inventories	20	**93,175**	68,716
Debtors and prepayments	21	**665,360**	554,484
Tax recoverable		**4,384**	8,173
Other investments	22	**44,547**	81,556
Cash and bank balances	23	**781,306**	517,065
		6,150,622	3,749,336
Current liabilities			
Creditors and accruals	24	**510,432**	493,655
Current portion of long-term liabilities	28	**808,409**	156,078
Tax payable		**39,779**	38,297
Short-term bank loans and overdrafts — unsecured		**36,133**	176,984
		1,394,753	865,014
Net current assets		**4,755,869**	2,884,322
		6,635,319	5,006,873
Financed by:			
Share capital	25	**201,564**	197,797
Reserves	27	**2,529,671**	2,333,890
Shareholders' funds		**2,731,235**	2,531,687
Minority interests		**1,147,265**	1,083,869
Long-term liabilities	28	**2,675,209**	1,302,184
Non-current liabilities	29	**81,610**	89,133
		6,635,319	5,006,873

Lui Che Woo
Director

Francis Lui Yiu Tung
Director

Company Balance Sheet

As at 31st December 2004

	Note	2004 HK$'000	2003 HK$'000
Subsidiaries	15	**2,294,531**	2,701,386
Current assets			
Debtors and prepayments	21	**270**	729
Tax recoverable		**1,077**	—
Cash and bank balances		**320,893**	245
		322,240	974
Current liabilities			
Creditors and accruals	24	**1,728**	1,871
Current portion of long-term liabilities	28	**395,000**	53,000
Short-term bank loans and overdrafts — unsecured		**—**	50,000
		396,728	104,871
Net current liabilities		**(74,488)**	(103,897)
		2,220,043	2,597,489
Financed by:			
Share capital	25	**201,564**	197,797
Reserves	27	**1,993,479**	1,944,692
Shareholders' funds		**2,195,043**	2,142,489
Long-term liabilities	28	**25,000**	455,000
		2,220,043	2,597,489

Lui Che Woo
Director

Francis Lui Yiu Tung
Director

For the year ended 31st December 2004

	Note	2004 HK$'000	2003 HK$'000
Cash flows from operating activities			
Cash (used in)/generated from operations	30(a)	**(1,773,049)**	995,755
Net tax paid		**(2,514)**	(179)
Interest paid		**(56,241)**	(51,540)
Net cash (used in)/from operating activities		**(1,831,804)**	944,036
Cash flows from investing activities			
Purchase of property, plant and equipment		**(71,365)**	(133,712)
Deferred expenditure		**(4,145)**	(20,446)
Payments from jointly controlled entities		**392,636**	82,057
Acquisition of long-term investments		**(51,864)**	—
Decrease in long-term investments		**1,402**	—
Proceeds from sale of property, plant and equipment		**5,905**	6,736
Decrease in deferred receivable		**1,440**	2,873
Increase in investments in jointly controlled entities		**(100,290)**	(39,786)
Purchase of listed investments		**(18,456)**	(5,715)
Proceeds from disposal of listed investments		**15,563**	5,117
Proceeds from disposal of unlisted investment		**44,404**	—
Interest received		**10,436**	16,169
Dividends received from listed investments		**1,807**	1,326
Dividends received from jointly controlled entities		**3,223**	681
Net cash from/(used in) investing activities		**230,696**	(84,700)
Cash flows from financing activities	30(b)		
Issue of new shares		**4,940**	1,121
Issue costs for convertible bonds		**(16,348)**	—
Net increase in loans from minority shareholders		**36,328**	4,999
New long-term loans		**2,299,816**	842,153
Repayment of long-term loans		**(274,460)**	(1,878,276)
(Decrease)/increase in short-term bank loans repayable after three months from date of advance		**(140,851)**	28,078
Dividends paid to shareholders		**(40,757)**	(14,718)
Dividends paid to minority interests		**(5,292)**	(5,150)
Net cash from/(used in) financing activities		**1,863,376**	(1,021,793)
Net increase/(decrease) in cash and bank balances		**262,268**	(162,457)
Cash and bank balances at beginning of year		**517,065**	681,548
Changes in exchange rates		**1,973**	(2,026)
Cash and bank balances at end of year		**781,306**	517,065

For the year ended 31st December 2004

	Note	2004 HK$'000	2003 HK$'000
At beginning of year		**2,531,687**	2,425,934
Changes in exchange rates	*27*	**1,042**	(1,030)
Issue of shares upon exercise of share options		**4,940**	1,121
Reserve arising on scrip dividends	*27*	**39,081**	43,324
Profit for the year	*27*	**234,323**	120,380
Dividends			
Final dividend	*27*	**(39,643)**	(38,412)
Interim dividend	*27*	**(40,195)**	(19,630)
At end of year		**2,731,235**	2,531,687

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain properties and investments and in accordance with Hong Kong Financial Reporting Standards.

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Accounting Standards ("new HKFRSs"), which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of K. Wah International Holdings Limited and its subsidiaries made up to 31st December and the Group's attributable share of post acquisition results and reserves of its jointly controlled entities and associated companies.

Results attributable to subsidiaries, jointly controlled entities and associated companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the date of acquisition or to the date of disposal as applicable.

The profit or loss on disposal of subsidiaries, jointly controlled entities or associated companies is calculated by reference to the share of net assets at the date of disposal including the attributable amount of goodwill or negative goodwill which remains unamortised, including those previously taken directly to reserves.

Minority interests represent the interest of outside shareholders in the operating results and net assets of subsidiaries.

All significant intercompany transactions and balances within the Group are eliminated.

(c) Subsidiaries

Subsidiaries are companies in which the Group has the power to exercise control governing the financial and operating policies of the company.

In the Company's balance sheet, investments in subsidiaries are carried at or below cost. Provision is made when, in the opinion of the Directors, there is impairment in value other than temporary in nature. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

(d) Jointly controlled entities

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established between the participating venturers and whereby the Group together with the venturer undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity.

Jointly controlled entities are accounted for under the equity method whereby the Group's share of results is included in the consolidated profit and loss statement and the Group's share of net assets is included in the consolidated balance sheet.

1. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(e) **Associated companies**

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

Associated companies are accounted for under the equity method whereby the Group's share of the results is included in the consolidated profit and loss statement and the Group's share of net assets is included in the consolidated balance sheet.

(f) **Goodwill**

Goodwill represents the difference between the cost of an acquisition over the fair values ascribed to the Group's share of the net assets of the acquired subsidiaries, jointly controlled entities and associated companies at the effective date of acquisition.

Goodwill arising on acquisitions is included in the balance sheet as a separate asset and amortised using the straight line method over its estimated useful life of not more than twenty years. The carrying amount of goodwill is reviewed annually and provision is made when, in the opinion of the Directors, there is impairment in value other than temporary in nature.

Where the fair values ascribed to the net assets exceed the purchase consideration, such differences are recognised in the profit and loss statement in the year of acquisition or over the weighted average useful life of those non-monetary assets acquired.

(g) **Property, plant and equipment**

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and provision for impairment in value other than temporary in nature.

The cost or valuation of long-term and medium-term leasehold land is depreciated over the remaining term of the lease, including the period for which a right of renewal is attached, using the straight-line method. The cost or valuation of all other land and buildings and leasehold improvements is depreciated over their respective lease periods using the straight-line method.

Increases in valuation of leasehold land and buildings are credited to the property revaluation reserve; subsequent decreases are first set off against increases on earlier valuations in respect of the same property and are thereafter charged to the profit and loss statement.

The cost of other assets is depreciated over their estimated useful lives, using the straight-line method, at the following annual rates:

Plant and machinery	5 to 25%
Other assets	20 to 50%

Major costs incurred in restoring assets to their normal working condition are charged to the profit and loss statement. Improvements are capitalised and depreciated over their expected useful lives to the Group. The carrying amounts of assets are reviewed regularly. When the estimated recoverable amounts have declined permanently below their carrying amounts, the carrying amounts are written down to their estimated recoverable amounts. Expected future cash flows have been discounted in determining the recoverable amount.

1. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(g) Property, plant and equipment (Cont'd)

Profit or loss on disposal is determined as the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss statement. Upon the disposal of revalued assets, the relevant realised property revaluation reserve is transferred directly to revenue reserve.

(h) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed, held for their long-term investment potential and are not occupied by the Group. Investment properties are carried at fair values, representing their open market value based on professional valuation. A deficit in valuation is charged to the profit and loss statement; an increase is first credited to the profit and loss statement to the extent of valuation deficit previously charged and thereafter is credited to the investment properties revaluation reserve. Upon the disposal of an investment property, any relevant revaluation surplus realised is transferred to the profit and loss statement.

No depreciation is provided on investment properties held on leases of more than twenty years.

(i) Investments

Securities intended to be held for indefinite long-term purpose or strategic reason are included in the balance sheet under non-current assets and are carried at cost less provision. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investment will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss statement and is written back to profit and loss statement when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Securities which are acquired principally for the purpose of generating a profit from short-term fluctuation in prices are included in the balance sheet under current assets and are carried at fair value. The net unrealised gains or losses arising from the changes in fair value of investments are recognised in the profit and loss statement. Profits or losses on disposal of investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss statement as they arise.

(j) Deferred expenditure

Quarry site development represents costs of constructing infrastructure at the quarry site to facilitate excavation. Overburden removal costs are incurred to bring the quarry site into a condition ready for excavation. These costs are amortised over the estimated useful lives of the quarries and sites concerned using the straight-line method. Expenses incurred in connection with long-term financing are deferred and amortised on a straight line basis over the relevant tenure of the finance.

Pre-operating costs are expensed as they are incurred.

(k) Development properties

Development properties are included under current assets and comprise land at cost or valuation, construction costs, an appropriate proportion of overhead expenditure and interest attributable to the development, and profit taken to date, less sales instalments received and provisions for possible losses. Completed properties held for sale are carried at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

1. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(l) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(m) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on property, plant and equipments, provisions for expenses and tax losses carried forward. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred taxation assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(n) Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(o) Revenue recognition

Sales of construction materials are recognised when the goods are delivered and legal title is transferred to customers.

Sales of completed properties are recognised upon execution of the sales agreements. When a development property is sold in advance of completion, sales are recognised over the course of the development and are computed as a proportion of the total estimated sales to completion; the proportion used being the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total sales proceeds.

Where purchasers fail to pay the balance of the purchase price on completion and the Group exercises its entitlement to resell the property, sales deposits received in advance of completion are forfeited and credited to operating profit, and sales recognised up to the date of forfeiture are written back.

Rental income net of any incentives given to the lessee is recognised over the periods of the respective leases on a straight-line basis. Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable. Dividend income is recognised when the right to receive payment is certain.

1. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(p) **Employee benefits**

Contributions to defined contribution retirement schemes are charged to the profit and loss statement in the year to which the contributions relate.

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

Provisions for bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(q) **Leased assets**

Leases where substantially all the risks and rewards of ownership of assets remain with the lessors are accounted for as operating leases. Rentals payable, net of incentives received from the lessors, under operating leases are charged to the profit and loss statement on a straight-line basis over the lease terms.

(r) **Borrowing costs**

Interest and related costs on borrowings directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to complete and prepare the assets for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss statement in the year in which they are incurred.

(s) **Foreign currencies**

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at rates of exchange ruling at that date. Exchange differences arising are dealt with in the profit and loss statement.

Profit and loss statements of subsidiaries, jointly controlled entities and associated companies denominated in foreign currencies are translated at the weighted average exchange rates for the year and balance sheets are translated at the rates of exchange ruling at the balance sheet date. Exchange differences arising from the translation of net investments are taken directly to reserves.

(t) **Cash and cash equivalents**

Cash and cash equivalents comprise cash and bank balances, deposits with banks and financial institutions repayable within three months from the date of placement, less bank overdrafts and advances from banks and financial institutions repayable within three months from the date of advance.

2. SEGMENT INFORMATION

The Group is principally engaged in property development and investment, manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business. In accordance with the Group's internal financial reporting and operating activities, the primary segment reporting is by business segments and the secondary segment reporting is by geograpical segments. Segment assets primarily consist of property, plant and equipment, other non-current assets, inventories, properties, debtors and prepayments and mainly exclude certain investments. Segment liabilities comprise mainly creditors and accruals. There are no sales or trading transactions between the business segments.

A summary of the business segments is set out as follows:

Year ended 31st December 2004

	Properties	Construction materials	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	369,809	1,299,143	61,586	1,730,538
Other revenues	7,709	7,638	1,817	17,164
Operating profit	41,249	16,613	11,090	68,952
Finance costs				(13,425)
Share of profits less losses of				
Jointly controlled entities	224,354	14,622	—	238,976
Associated companies	—	3,371	—	3,371
Profit before taxation				297,874
Taxation				(42,434)
Profit after taxation				255,440
Minority interests	(3,109)	(17,971)	(37)	(21,117)
Profit attributable to shareholders				234,323
Segment assets	5,056,052	1,557,701	26,445	6,640,198
Jointly controlled entities	58,340	382,136	—	440,476
Associated companies	—	18,650	—	18,650
Unallocated assets				930,748
Total assets				8,030,072
Segment liabilities	158,598	341,995	9,839	510,432
Minority interests	495,493	650,791	981	1,147,265
Unallocated liabilities				3,641,140
Total liabilities				5,298,837
Capital expenditure	2,454	73,039	17	75,510
Depreciation	3,326	76,125	102	79,553
Amortisation	2,452	18,180	—	20,632
Unrealised (loss)/gain of listed investments	—	(933)	16,128	15,195

2. SEGMENT INFORMATION (CONT'D)

Year ended 31st December 2003

	Properties	Construction materials	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	1,879,105	1,130,894	66,144	3,076,143
Other revenues	12,102	4,066	1,477	17,645
Operating profit	109,347	22,483	13,691	145,521
Finance costs				(17,144)
Share of profits less losses of				
Jointly controlled entities	46,971	6,874	—	53,845
Associated companies	—	998	—	998
Profit before taxation				183,220
Taxation				(45,831)
Profit after taxation				137,389
Minority interests	260	(17,232)	(37)	(17,009)
Profit attributable to shareholders				120,380
Segment assets	3,209,513	1,480,474	21,978	4,711,965
Jointly controlled entities	299,581	237,449	—	537,030
Associated companies	—	16,098	—	16,098
Unallocated assets				606,794
Total assets				5,871,887
Segment liabilities	197,887	289,691	6,077	493,655
Minority interests	469,922	613,048	899	1,083,869
Unallocated liabilities				1,762,676
Total liabilities				3,340,200
Capital expenditure	2,425	151,733	—	154,158
Depreciation	3,132	66,018	130	69,280
Amortisation	—	15,675	—	15,675
Unrealised gain of listed investments	—	2,180	13,852	16,032

2. SEGMENT INFORMATION (CONT'D)

A summary of the geographical segments is set out as follows:

	Turnover	Operating profit/(loss)	Total assets	Capital expenditure
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31st December 2004				
Hong Kong	746,529	41,681	3,403,250	12,217
Mainland China	913,233	32,659	4,432,940	63,264
Singapore	9,190	(5,803)	174,811	12
Japan	61,586	415	19,071	17
	1,730,538	**68,952**	**8,030,072**	**75,510**
Year ended 31st December 2003				
Hong Kong	2,322,052	118,746	2,368,831	38,742
Mainland China	678,729	30,031	3,307,148	115,392
Singapore	9,218	(3,776)	179,690	24
Japan	66,144	520	16,218	—
	3,076,143	145,521	5,871,887	154,158

3. TURNOVER AND OTHER REVENUES

	2004	2003
	HK$'000	*HK$'000*
Turnover		
Sale of properties	**332,135**	1,842,095
Sale of construction materials	**1,299,143**	1,130,894
Rental	**37,674**	37,010
Sale of goods	**61,586**	66,144
	1,730,538	3,076,143
Other revenues		
Interest from banks	**2,627**	5,918
Interest from mortgage loans	**6,488**	8,730
Interest from loans to jointly controlled entities	**981**	—
Interest from other receivables	**3,940**	—
Interest from deferred receivable	**1,321**	1,521
Dividend from listed investments	**1,807**	1,476
	17,164	17,645
Total revenues	**1,747,702**	3,093,788

4. OPERATING PROFIT

	2004 HK$'000	2003 HK$'000
Operating profit is stated after crediting:		
Unrealised gain of listed investments	**15,195**	16,032
Profit on disposal of listed investments	**—**	2,372
Write-back of provision for development properties	**—**	8,478
Gain on disposal of operating rights	**—**	28,260
Net foreign exchange gains	**4,748**	—
Amortisation of negative goodwill	**632**	632
and after charging:		
Cost of inventories sold	**1,194,494**	1,008,355
Revaluation deficits of investment properties	**5,503**	12,071
Net foreign exchange losses	**—**	4,108
Depreciation	**79,553**	69,280
Amortisation		
Quarry site development	**1,780**	1,284
Overburden removal costs	**16,400**	14,391
Issue costs for convertible bonds	**2,452**	—
Staff costs including directors' remuneration	**247,726**	234,191
Royalty	**5,003**	4,275
Auditors' remuneration	**2,097**	1,897
Operating lease rentals		
Land and buildings	**13,067**	12,148
Plant and machinery	**—**	779
Impairment of long-term investments	**2,880**	2,145
Loss on disposal of property, plant and equipment	**1,206**	1,349
Loss on disposal of listed investments	**2,893**	—
Loss on disposal of unlisted investment	**7,800**	—
Loss on deemed disposal of a subsidiary	**10,501**	—
Outgoings in respect of investment properties	**3,929**	3,755

5. FINANCE COSTS

	2004 HK$'000	2003 HK$'000
Interest expense		
Bank loans, overdrafts and others	**56,241**	51,540
Capitalised as cost of properties under development	**(42,816)**	(34,396)
	13,425	17,144

The capitalisation rates applied to funds borrowed generally and used for the development of properties are between 1% and 5% per annum (2003: 1% to 5% per annum).

6. DIRECTORS' REMUNERATION

	2004 HK$'000	2003 HK$'000
Fees	860	910
Salaries and other emoluments	16,559	13,608
Retirement benefits	1,093	908
	18,512	15,426

The emoluments of individual directors of the Company fell within the following bands:

	Number of Directors	
	2004	2003
Nil – HK$1,000,000	7	8
HK$1,000,001 – HK$1,500,000	1	2
HK$1,500,001 – HK$2,000,000	2	—
HK$2,000,001 – HK$2,500,000	2	1
HK$4,000,001 – HK$4,500,000	1	1
HK$4,500,001 – HK$5,000,000	1	1
	14	13

Fees paid to independent non-executive directors amounted to HK$410,000 (2003: HK$410,000) and no other emoluments were paid.

During the year, no options to subscribe for shares (2003: 7,691,000 shares) of the Company were granted to the directors and 300,000 and 870,000 options (2003: nil) were exercised by the directors at the respective exercise prices of HK$0.5586 and HK$0.36.

7. MANAGEMENT EMOLUMENTS

The five individuals whose emoluments were the highest in the Group for the year include two (2003: two) directors whose emoluments are reflected in note 6 above. The emoluments of the remaining three (2003: three) individuals are as follows:

	2004 HK$'000	2003 HK$'000
Salaries and other emoluments	7,609	6,160
Retirement benefits	322	466
	7,931	6,626

The emoluments of these individuals fell within the following bands:

	Number of employees	
	2004	2003
HK$2,000,001 – HK$2,500,000	2	3
HK$3,000,001 – HK$3,500,000	1	—
	3	3

8. RETIREMENT BENEFIT SCHEMES

The Group operates two defined contribution schemes in Hong Kong which comply with all the respective requirements under the Occupational Retirement Schemes Ordinance (ORSO) and Mandatory Provident Fund (MPF) Ordinance. All the assets under the schemes are held separately from the Group under independently administered funds. Contributions to the MPF Scheme follow the MPF Ordinance while contributions to the ORSO Scheme are based on a percentage ranging from 5% to 10% (depending upon the length of employment) of the basic salary of the employee, minus the mandatory contributions to the MPF Scheme. The Group's contributions to the ORSO Scheme may be reduced by contributions forfeited by those employees who leave the scheme prior to the full vesting of the employer's contributions on the employee.

The employees in the Mainland China participate in various pension plans organised by the relevant municipal and provincial government under which the Group is required to make monthly defined contributions to these plans at rates ranging from 8% to 22.5% of the employees' basic salary, depending upon the applicable local regulations. The Group has no other obligations for the payment of pension and other post-retirement benefits of employees other than the above payments.

The retirement benefit schemes cost charged to the profit and loss statement during the year comprises contributions made by the Group to the schemes of HK$16,124,000 (2003: HK$17,077,000), less forfeitures of HK$518,000 (2003: HK$264,000), leaving no balance (2003: HK$112,000) available at the balance sheet date to reduce future contribution.

9. TAXATION

	2004	2003
	HK$'000	*HK$'000*
Company and subsidiaries		
Hong Kong profits tax	**1,389**	27,396
Overseas taxation	**6,396**	7,085
Deferred taxation *(note 29(a))*	**(6,891)**	397
	894	34,878
Jointly controlled entities		
Hong Kong profits tax	**42,229**	8,839
Overseas taxation	**756**	848
Deferred taxation	**(2,255)**	1,122
Associated companies		
Hong Kong profits tax	**810**	144
	42,434	45,831

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the year after setting off available tax losses brought forward. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

9. TAXATION (CONT'D)

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the applicable taxation rate being the weighted average of rates prevailing in the countries in which the Group operates, as follows:

	2004	2003
	HK$'000	*HK$'000*
Profit before taxation	**297,874**	183,220
Tax calculated at applicable tax rate	**53,696**	30,408
Income under tax relief	**(14,253)**	(15,260)
Income not subject to taxation	**(11,635)**	(6,710)
Expenses not deductible for taxation purposes	**9,339**	14,557
Utilisation of previously unrecognised tax losses	**(8,031)**	(7,862)
Tax loss not recognised	**13,680**	29,311
Over provision in previous years	**(362)**	(32)
Increase in tax rate	**—**	1,419
Taxation charge	**42,434**	45,831

10. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$88,371,000 (2003: HK$69,377,000).

11. DIVIDENDS

	2004	2003
	HK$'000	*HK$'000*
Interim scrip dividend with a cash option of 2 cents (2003: 1 cent) per share	**40,195**	19,630
Proposed final cash dividend of 4 cents (2003: scrip dividend with a cash option of 2 cents) per share	**88,152**	39,643
	128,347	59,273
The dividends have been partially settled by cash as follows:		
Interim	**33,284**	4,531
Final	**—**	7,473
	33,284	12,004

The Board of Directors has recommended the payment of a final cash dividend in respect of 2004 of 4 cents (2003: scrip dividend with a cash option of 2 cents) per share. This dividend will be accounted for as an appropriation of revenue reserve in the year ending 31st December 2005.

12. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for the year is based on the following:

	HK$'000
Profit for calculation of basic earnings per share	**234,323**
Effect of dilutive potential ordinary shares:	
Interest on convertible bonds, net of tax	**2,675**
Unamortised issue costs for convertible bonds, net of tax	**(11,464)**
Profit for calculation of diluted earnings per share	**225,534**

	Number of shares
Weighted average number of shares for calculating basic earnings per share	**1,996,230,000**
Effect of dilutive potential ordinary shares:	
Convertible bonds	**265,522,000**
Share options	**17,563,000**
Weighted average number of shares for calculating diluted earnings per share	**2,279,315,000**

The calculation of basic earnings per share for 2003 was based on the profit attributable to shareholders of HK$120,380,000 and the weighted average number of 1,944,096,000 shares in issue during the year.

The diluted earnings per share for 2003 was not presented as the exercise of the share options outstanding as at 31st December 2003 would not have a dilutive effect on the earnings per share.

13. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold land and buildings *HK$'000*	Investment properties *HK$'000*	Plant and machinery *HK$'000*	Other assets *HK$'000*	Total *HK$'000*
Cost or valuation					
At 31st December 2003	424,280	308,904	668,523	317,301	1,719,008
Additions	19,624	—	42,448	9,293	71,365
Disposals	—	—	(10,588)	(14,150)	(24,738)
Reclassification	(27,940)	27,940	—	—	—
Revaluation deficit	—	(10,046)	—	—	(10,046)
At 31st December 2004	415,964	326,798	700,383	312,444	1,755,589
Accumulated depreciation					
At 31st December 2003	59,745	—	360,423	162,644	582,812
Charge for the year	9,162	—	42,782	27,609	79,553
Disposals	—	—	(6,492)	(11,167)	(17,659)
Reclassification	(4,543)	4,543	—	—	—
Revaluation deficit	—	(4,543)	—	—	(4,543)
At 31st December 2004	64,364	—	396,713	179,086	640,163
Net book value					
At 31st December 2004	**351,600**	**326,798**	**303,670**	**133,358**	**1,115,426**
At 31st December 2003	364,535	308,904	308,100	154,657	1,136,196

13. PROPERTY, PLANT AND EQUIPMENT (CONT'D)

(a) Leasehold land and buildings are stated at cost or valuation less depreciation as detailed in note 14. Investment properties held under long-term leases outside Hong Kong amounting to HK$86,298,000 were valued at 31st December 2004 on an open market value basis by CB Richard Ellis (Pte) Ltd., independent professional valuers. Investment properties held under medium-term leases outside Hong Kong amounting to HK$53,000,000 were valued at 31st December 2004 on an open market value basis by Knight Frank Hong Kong Limited, independent professional valuers. Investment properties held under long-term leases in Hong Kong amounting to HK$122,000,000 were valued at 31st December 2004 on an open market value basis by Savills (Hong Kong) Limited, independent professional valuers. Investment properties held under medium-term leases in Hong Kong amounting to HK$65,500,000 were valued at 31st December 2004 on an open market value basis by Vigers Appraisal & Consulting Limited, independent professional valuers.

(b) Investment properties and leasehold land and buildings with carrying values of HK$261,298,000 (2003: HK$266,904,000) and HK$284,260,000 (2003: HK$290,082,000), respectively, were pledged to secure the Group's banking facilities.

(c) Other assets comprise barges, furniture and equipment, leasehold improvements and motor vehicles.

(d) Apart from the properties mentioned in (a) above, all other assets are carried at cost.

14. LEASEHOLD LAND AND BUILDINGS

Group

	Hong Kong	Outside Hong Kong	**2004 Total**	2003 Total
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Long-term lease				
At cost	113,741	2,495	**116,236**	116,236
Medium-term lease				
At cost	28,935	48,671	**77,606**	57,982
At professional valuation 1990	222,122	—	**222,122**	250,062
	364,798	51,166	**415,964**	424,280

Medium-term leasehold land and buildings in Hong Kong were revalued as at 31st March 1990 on an open market basis by Jones Lang LaSalle Ltd., independent professional valuers. Subsequent revaluations of these properties are not required to be made in accordance with paragraph 80 of Hong Kong Statement of Standard Accounting Practice 17 — Property, Plant and Equipment. Had these properties been carried at cost, their carrying values would have been HK$158,973,000 (2003: HK$163,203,000).

15. SUBSIDIARIES

	Company	
	2004	2003
	HK$'000	*HK$'000*
Unlisted shares, at cost	**259,561**	259,561
Loan receivable	**300,000**	586,000
Amounts receivable	**1,734,970**	1,855,825
	2,294,531	2,701,386

The loan receivable is unsecured, carries interest at prevailing market rate and has no fixed terms of repayment. The amounts receivable are unsecured, interest-free and have no fixed terms of repayment.

Details of subsidiaries which, in the opinion of the directors, materially affect the results or net assets of the Group are given in note 37(a).

16. JOINTLY CONTROLLED ENTITIES

	Group	
	2004	2003
	HK$'000	*HK$'000*
Share of net assets	**489,739**	194,638
Loans receivable	**21,336**	246,848
Amounts receivable	**133,901**	95,544
Amounts payable	**(204,500)**	—
	440,476	537,030

The loans receivable are unsecured, carry interest at prevailing market rate and have no fixed terms of repayment. Amounts receivable of HK$42,705,000, of which HK$5,645,000 is secured, carry interest at prevailing market rate and have fixed terms of repayment. The remaining amounts receivable are unsecured, interest free and have no fixed terms of repayment. The amounts payable are unsecured, interest free and have no fixed terms of repayment.

Details of jointly controlled entities which, in the opinion of the directors, materially affect the results or net assets of the Group are given in note 37(b).

17. ASSOCIATED COMPANIES

	Group	
	2004	2003
	HK$'000	*HK$'000*
Share of net assets	**18,650**	16,098

Details of associated companies which, in the opinion of the directors, materially affect the results or net assets of the Group are given in note 37(c).

18. OTHER NON-CURRENT ASSETS

	Group	
	2004	2003
	HK$'000	*HK$'000*
Deferred expenditure		
Overburden removal costs	**99,679**	114,366
Quarry site development	**14,073**	13,421
Issue costs for convertible bonds	**13,896**	—
	127,648	127,787
Deferred receivable *(note (a))*	**6,707**	8,147
Mortgage loans *(note (b))*	**18,168**	192,500
Long-term investments		
Listed in Hong Kong	**972**	2,487
Unlisted	**151,403**	102,306
	304,898	433,227
Market value of listed long-term investments	**708**	736

(a) Deferred receivable represents advances to various contractors. The advances are secured by assets provided by the contractors, carry interest at prevailing market rate and are repayable by monthly instalments up to 2009. The current portion of the receivable is included under other receivables.

(b) Mortgage loans are advances to purchasers of development properties of the Group and secured by second mortgages on the related properties. The current portion of the loans is included under other receivables.

19. DEVELOPMENT PROPERTIES

Group

	Completed	**Under development**	**Total**
	HK$'000	*HK$'000*	*HK$'000*
At cost, less provision	218,071	4,333,525	4,551,596
At professional valuation 1990	10,254	—	10,254
At 31st December 2004	**228,325**	**4,333,525**	**4,561,850**
At 31st December 2003	352,355	2,166,987	2,519,342

The completed properties at valuation are held under medium-term leases in Hong Kong and were revalued as at 31st March 1990 on an open market basis by Jones Lang LaSalle Ltd., independent professional valuers.

20. INVENTORIES

	Group	
	2004	2003
	HK$'000	*HK$'000*
Aggregates and sand	**36,959**	24,820
Concrete pipes and blocks	**16,762**	8,723
Cement	**8,750**	4,813
Spare parts	**22,620**	22,861
Consumables	**8,084**	7,499
	93,175	68,716

The carrying amount of inventories stated at net realisable value amounted to HK$3,550,000 (2003: HK$1,809,000).

21. DEBTORS AND PREPAYMENTS

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade debtors	**471,934**	379,975	**—**	—
Other receivables	**130,293**	134,847	**—**	—
Prepayments	**63,133**	39,662	**270**	729
	665,360	554,484	**270**	729

The Group has established credit policies which follow local industry standards. The average normal credit period offered ranges from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of the Group's trade debtors based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	2004	2003
	HK$'000	*HK$'000*
Within one month	**135,270**	148,678
Two to three months	**157,988**	151,263
Four to six months	**89,423**	57,813
Over six months	**89,253**	22,221
	471,934	379,975

22. OTHER INVESTMENTS

	Group	
	2004	2003
	HK$'000	*HK$'000*
Listed in Hong Kong, at market value	**44,547**	29,352
Unlisted shares	**—**	52,204
	44,547	81,556

23. CASH AND BANK BALANCES

The cash and bank balances include HK$24,476,000 (2003: HK$146,628,000) which have been pledged or assigned for specific purposes under certain conditions.

24. CREDITORS AND ACCRUALS

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade creditors	**300,403**	296,370	**—**	—
Other creditors	**78,456**	86,948	**1,547**	1,673
Accrued operating expenses	**102,701**	95,806	**181**	198
Deposits received	**28,872**	14,531	**—**	—
	510,432	493,655	**1,728**	1,871

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	2004	2003
	HK$'000	*HK$'000*
Within one month	**186,800**	234,086
Two to three months	**63,237**	39,129
Four to six months	**26,502**	9,661
Over six months	**23,864**	13,494
	300,403	296,370

25. SHARE CAPITAL

Company

	2004		2003	
	Ordinary Shares of HK$0.10 each	***HK$'000***	Ordinary Shares of HK$0.10 each	*HK$'000*
Authorised:				
At beginning of year	**3,888,000,000**	**388,800**	3,888,000,000	388,800
Increase during the year	**1,112,000,000**	**111,200**	—	—
At end of year	**5,000,000,000**	**500,000**	3,888,000,000	388,800
Issued and fully paid:				
At beginning of year	**1,977,968,748**	**197,797**	1,919,545,431	191,955
Share options exercised	**6,875,000**	**687**	2,378,000	238
Issued as scrip dividends	**30,800,990**	**3,080**	56,045,317	5,604
At end of year	**2,015,644,738**	**201,564**	1,977,968,748	197,797

By a special resolution passed on 31st May 2004, the authorised share capital of the Company was increased from HK$388,800,000 to HK$500,000,000 by the creation of additional 1,112,000,000 ordinary shares of HK$0.10 each.

26. SHARE OPTION SCHEME

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected executives. Under the scheme, share options may be granted to Directors, senior executives or employees of the Company or its affiliates and other qualifying grantees. Consideration to be paid on each grant of option is HK$1.00. The period within which the shares must be taken up under an option is determined by the Board from time to time, except that such period shall not expire more than 10 years from the date of grant of the option.

Movements in the number of share options outstanding during the year are as follows:

	2004	2003
At beginning of year	**39,767,000**	17,541,000
Granted *(note (a))*	**—**	24,754,000
Exercised *(note (b))*	**(6,725,000)**	(2,528,000)
Lapsed *(note (c))*	**(5,211,000)**	—
At end of year *(note (d))*	**27,831,000**	39,767,000

(a) Options granted

During the year, no new (2003: 24,754,000) share options were granted.

26. SHARE OPTION SCHEME (CONT'D)

(b) Options exercised

Exercise period	Exercise price *HK$*	Number of shares issued
January 2004	0.3600	870,000
January 2004	0.5586	500,000
March 2004	0.7200	1,637,000
April 2004	0.7200	388,000
May 2004	0.3600	370,000
May 2004	0.5586	240,000
May 2004	0.7200	426,000
September 2004	0.7200	529,000
October 2004	1.3000	500,000
November 2004	0.7200	264,000
November 2004	1.3000	500,000
December 2004	0.7200	501,000
Number of options exercised during the year		6,725,000
December 2003	0.5586	150,000*
Number of shares issued during the year		6,875,000

* These options were exercised on 31st December 2003 but the shares were alloted on 19th January 2004.

(c) Options lapsed

Exercise period	Exercise price	Number of share options	
		2004	2003
	HK$		
20th May 1999 to 19th May 2008	0.5586	**2,111,000**	—
30th December 2000 to 29th December 2009	0.3600	**2,004,000**	—
1st March 2004 to 28th February 2013	0.7200	**1,096,000**	—
		5,211,000	—

26. SHARE OPTION SCHEME (CONT'D)

(d) Outstanding options

Exercise period	Exercise price	Number of share options 2004	2003
	HK$		
Directors			
20th May 1999 to 19th May 2008	0.5586	**3,100,000**	3,400,000
30th December 2000 to 29th December 2009	0.3600	**3,920,000**	4,790,000
1st March 2004 to 28th February 2013	0.7200	**7,691,000**	7,691,000
Employees and others			
20th May 1999 to 19th May 2008	0.5586	**628,000**	3,179,000
30th December 2000 to 29th December 2009	0.3600	**1,570,000**	3,944,000
1st March 2004 to 28th February 2013	0.7200	**4,922,000**	9,763,000
30th December 2003 to 29th December 2013	1.3000	**6,000,000**	7,000,000
		27,831,000	39,767,000

27. RESERVES

(a) Group

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Property revaluation reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
At 31st December 2003	809,473	99,089	13	34,188	68,037	1,323,090	2,333,890
Changes in exchange rates	—	—	—	—	—	1,042	1,042
Premium on shares issued	4,253	—	—	—	—	—	4,253
Shares issued as scrip dividends	(3,080)	—	—	—	—	—	(3,080)
Reserve arising on scrip dividends	—	—	—	—	—	39,081	39,081
Profit for the year	—	—	—	—	—	234,323	234,323
2003 final dividend	—	—	—	—	—	(39,643)	(39,643)
2004 interim dividend	—	—	—	—	—	(40,195)	(40,195)
At 31st December 2004	**810,646**	**99,089**	**13**	**34,188**	**68,037**	**1,517,698**	**2,529,671**
Retained by:							
Company and subsidiaries	810,646	99,089	13	34,188	68,037	1,292,941	2,304,914
Jointly controlled entities	—	—	—	—	—	203,741	203,741
Associated companies	—	—	—	—	—	21,016	21,016
	810,646	99,089	13	34,188	68,037	1,517,698	2,529,671
At 31st December 2002	814,194	99,089	13	34,188	68,037	1,218,458	2,233,979
Changes in exchange rates	—	—	—	—	—	(1,030)	(1,030)
Premium on shares issued	883	—	—	—	—	—	883
Shares issued as scrip dividends	(5,604)	—	—	—	—	—	(5,604)
Reserve arising on scrip dividends	—	—	—	—	—	43,324	43,324
Profit for the year	—	—	—	—	—	120,380	120,380
2002 final dividend	—	—	—	—	—	(38,412)	(38,412)
2003 interim dividend	—	—	—	—	—	(19,630)	(19,630)
At 31st December 2003	809,473	99,089	13	34,188	68,037	1,323,090	2,333,890
Retained by:							
Company and subsidiaries	809,473	99,089	13	34,188	68,037	1,295,697	2,306,497
Jointly controlled entities	—	—	—	—	—	8,929	8,929
Associated companies	—	—	—	—	—	18,464	18,464
	809,473	99,089	13	34,188	68,037	1,323,090	2,333,890

27. RESERVES (CONT'D)

(b) Company

	Share premium	Contributed surplus	Capital redemption reserve	Revenue reserve	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 31st December 2003	809,473	213,560	13	921,646	1,944,692
Premium on shares issued	4,253	—	—	—	4,253
Shares issued as scrip dividends	(3,080)	—	—	—	(3,080)
Reserve arising on scrip dividends	—	—	—	39,081	39,081
Profit for the year	—	—	—	88,371	88,371
2003 final dividend	—	—	—	(39,643)	(39,643)
2004 interim dividend	—	—	—	(40,195)	(40,195)
At 31st December 2004	**810,646**	**213,560**	**13**	**969,260**	**1,993,479**
At 31st December 2002	814,194	213,560	13	866,987	1,894,754
Premium on shares issued	883	—	—	—	883
Shares issued as scrip dividends	(5,604)	—	—	—	(5,604)
Reserve arising on scrip dividends	—	—	—	43,324	43,324
Profit for the year	—	—	—	69,377	69,377
2002 final dividend	—	—	—	(38,412)	(38,412)
2003 interim dividend	—	—	—	(19,630)	(19,630)
At 31st December 2003	809,473	213,560	13	921,646	1,944,692

The distributable reserves of the Company at 31st December 2004, under the Companies Act 1981 of Bermuda (as amended), amounted to HK$1,182,820,000 (2003: HK$1,135,206,000).

28. LONG-TERM LIABILITIES

Group

	2004	2003
	HK$'000	*HK$'000*
Bank loans		
Secured	**1,874,622**	707,332
Unsecured	**744,736**	750,930
	2,619,358	1,458,262
Convertible bonds *(note (a))*	**864,260**	—
	3,483,618	1,458,262
Current portion included in current liabilities	**(808,409)**	(156,078)
	2,675,209	1,302,184

28. LONG-TERM LIABILITIES (CONT'D)

Group (Cont'd)

The bank loans are repayable within the following periods:

	2004	2003
	HK$'000	*HK$'000*
Within one year	**808,409**	156,078
Between one to two years	**636,537**	735,969
Between two to five years	**1,174,412**	566,215
	2,619,358	1,458,262

(a) In March 2004, the Group issued convertible bonds in the aggregate of HK$864,260,000, which are listed on the Luxembourg Stock Exchange, at par value. The bonds carry interest at 0.5% per annum and the right to convert, subject to the right of the Group to pay cash in lieu of the shares, into new ordinary shares of HK$0.10 each in the issued share capital of the Company at an initial conversion price of HK$2.25 per share, subject to adjustment, at any time from 23rd April 2004 to 8th March 2009. Unless previously redeemed or converted, the bonds will be redeemed at 91.49% of their principal amount on 23rd March 2009. The Group may, at its option at any time after 6th April 2005 and prior to 23rd March 2009, redeem the bonds in whole or in part, at fixed redemption prices under certain specific circumstances.

As at 3rd March 2005, HK$429 million of the convertible bonds have been converted into 191 million ordinary shares of the Company.

Company

	2004	2003
	HK$'000	*HK$'000*
Unsecured bank loans	**420,000**	508,000
Current portion included in current liabilities	**(395,000)**	(53,000)
	25,000	455,000

The bank loans are repayable within the following periods:

	2004	2003
	HK$'000	*HK$'000*
Within one year	**395,000**	53,000
Between one to two years	**25,000**	430,000
Between two to five years	**—**	25,000
	420,000	508,000

29. NON-CURRENT LIABILITIES

Group

	2004	2003
	HK$'000	*HK$'000*
Deferred taxation *(note (a))*	**81,474**	88,365
Negative goodwill *(note (b))*	**136**	768
	81,610	89,133

(a) Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using applicable tax rates prevailing in the countries in which the Group operates.

Deferred taxation assets and liabilities are offset when there is a legal right to set off current taxation assets with current taxation liabilities and when the deferred taxation relates to the same authority. The above liabilities shown in the consolidated balance sheet are determined after appropriate offsetting of the relevant amounts.

The movement in deferred taxation assets and liabilities during the year is as follows:

	Deferred tax assets		Deferred tax liabilities		
	Tax losses	Others	Accelerated depreciation allowance	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 31st December 2003	(29,426)	(820)	44,607	74,004	88,365
Charged/(credited) to profit and loss account	3,847	820	(4,426)	(7,132)	(6,891)
At 31st December 2004	**(25,579)**	**—**	**40,181**	**66,872**	**81,474**
At 31st December 2002	(24,169)	(629)	42,030	70,736	87,968
(Credited)/charged to profit and loss account	(5,257)	(191)	2,577	3,268	397
At 31st December 2003	(29,426)	(820)	44,607	74,004	88,365

Deferred taxation assets of HK$87,692,000 (2003: HK$84,553,000) arising from unused tax losses and other temporary differences totaling of HK$473,388,000 (2003: HK$458,618,000) have not been recognised in the financial statements. Unused tax losses of HK$419,670,000 (2003: HK$401,421,000) have no expiry date and the balance will expire at various dates up to and including 2010.

29. NON-CURRENT LIABILITIES (CONT'D)

(b) Negative goodwill

	2004	2003
	HK$'000	*HK$'000*
Cost at beginning and end of year	**2,663**	2,663
Accumulated amortisation	**(2,527)**	(1,895)
At end of the year	**136**	768

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash (used in)/generated from operations

	2004	2003
	HK$'000	*HK$'000*
Operating profit	**68,952**	145,521
Depreciation	**79,553**	69,280
Amortisation of deferred expenditure	**20,632**	15,675
Loss/(profit) on disposal of listed investments	**2,893**	(2,372)
Loss on disposal of unlisted investment	**7,800**	—
Unrealised gain of listed investments	**(15,195)**	(16,032)
Impairment of long-term investments	**2,880**	2,145
Interest income	**(15,357)**	(16,169)
Interest capitalised on properties under development	**42,816**	34,396
Dividend income from listed investments	**(1,807)**	(1,476)
Loss on sale of property, plant and equipment	**1,206**	1,349
Amortisation of negative goodwill	**(632)**	(632)
Write back provision for development properties	**—**	(8,478)
Revaluation deficits of investment properties	**5,503**	12,071
Loss on deemed disposal of a subsidiary	**10,501**	—
Operating profit before working capital changes	**209,745**	235,278
(Increase)/decrease in development properties	**(2,042,508)**	979,295
Increase in inventories	**(24,459)**	(26,091)
Increase in debtors and prepayments	**(110,876)**	(32,894)
Decrease/(increase) in mortgage loans receivable	**174,332**	(129,983)
Increase/(decrease) in creditors and accruals	**20,717**	(29,850)
Cash (used in)/generated from operations	**(1,773,049)**	995,755

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONT'D)

(b) Analysis of changes in financing

	Share capital and share premium	Minority interests	Loans	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 31st December 2003	1,007,270	1,083,869	1,635,246	3,726,385
Cash inflow from financing	4,940	31,036	1,884,505	1,920,481
Additional interest	—	10,501	—	10,501
Change in exchange rates	—	742	—	742
Minority interests' share of profits	—	21,117	—	21,117
At 31st December 2004	**1,012,210**	**1,147,265**	**3,519,751**	**5,679,226**
At 31st December 2002	1,006,149	1,067,785	2,643,291	4,717,225
Cash inflow/(outflow) from financing	1,121	(151)	(1,008,045)	(1,007,075)
Change in exchange rates	—	(774)	—	(774)
Minority interests' share of profits	—	17,009	—	17,009
At 31st December 2003	1,007,270	1,083,869	1,635,246	3,726,385

31. COMMITMENTS

	Group	
	2004	2003
	HK$'000	*HK$'000*
(a) Contracted but not provided for		
Commitments in respect of property developments	**969,302**	935,850
Commitments in respect of capital expenditure	**75,198**	51,339
Share of commitments of the jointly controlled entities in respect of property developments	**—**	185,168

(b) Operating lease commitments

The future aggregate minimum lease rental expense in respect of land and buildings under non-cancellable operating leases is payable in the following periods:

	2004 HK$'000	2003 HK$'000
First year	**7,497**	7,339
Second to fifth years inclusive	**24,843**	23,743
After fifth year	**22,696**	30,638
	55,036	61,720

32. OPERATING LEASE RENTAL RECEIVABLE

The future aggregate minimum lease rental income in respect of land and buildings under non-cancellable operating leases is receivable in the following periods:

	Group	
	2004	2003
	HK$'000	*HK$'000*
First year	**68,883**	26,409
Second to fifth years inclusive	**165,595**	47,350
After fifth year	**21,720**	32,715
	256,198	106,474

33. CONTINGENT LIABILITIES

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$3,844,074,000 (2003: HK$1,505,277,000) of which HK$1,903,793,000 (2003: HK$766,554,000) have been utilised.

The Company has executed guarantees in favour of convertible bondholders in respect of the convertible bonds issued by a subsidiary amounting to HK$864,260,000.

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance by a subsidiary's obligation under a contract with the HKSAR Government.

34. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions between the Group and related parties, in addition to those disclosed elsewhere in the financial statements which in the opinion of the directors, were carried out in the normal course of business during the year:

(a) Sales of aggregates to an associated company amounted to HK$18,640,000 (2003: HK$16,375,000). These were made at prices and terms no less than those charged to other third party customers of the Group.

(b) Rental income from an associated company amounted to HK$9,737,000 (2003: HK$9,691,000) based on the terms of rental agreement between the parties.

(c) On 22nd July 2002, Brighten Lion Limited, a 66% owned subsidiary, granted a guaranteed unsecured revolving loan facility of HK$330 million to Great Place Developments Limited, a wholly-owned subsidiary. The facility carries interest at the rate of 2.38% per annum over three-month HIBOR, with a maturity of three years and an option to extend the maturity for further one or two years. The maximum loan outstanding during the year was HK$70 million (2003: HK$219 million).

35. POST BALANCE SHEET EVENTS

(a) As at 3rd March 2005, HK$429 million of the convertible bonds have been converted into 191 million ordinary shares of the Company at the conversion price of HK$2.25 per share.

(b) On 31st January 2005, the Company entered into a Joint Venture Agreement with Shanghai Baosteel Group Corporation, Mitsubishi Corporation and Tokyu Land Corporation to establish a joint venture company, to be named as "Shanghai Baoland Co., Ltd.", in Shanghai. An amount of approximately HK$423.5 million will be funded by the Company which represents 41.5% interest of the joint venture company.

36. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 3rd March 2005.

37. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES

(a) Subsidiaries

Name of company	Principal place of operation	Issued share/registered capital Number of ordinary shares	Number of non-voting deferred shares	Par value per share	Effective percentage of equity held by the Group	Principal activities
Directly held by the Company Incorporated in the British Virgin Islands						
				US$		
Sutimar Enterprises Limited	Hong Kong	100	—	1	100	Investment holding
Indirectly held by the Company Incorporated in Hong Kong						
				HK$		
Barichon Limited	Hong Kong	3,000,000	—	1	66	Sale and distribution of concrete pipes
Bright City Development Limited	Hong Kong	2	—	1	100	Property development
Brighten Lion Limited	Hong Kong	2	—	1	66	Provision of finance
Chelsfield Limited	Hong Kong	2,111,192	—	10	66	Investment holding
Chely Well Limited	Hong Kong	1,000	—	1	65	Investment holding
Chinapex Company Limited	Singapore	1,000	—	10	100	Property investment and development
China Win Enterprise Limited	Hong Kong	5,000,000	—	1	100	Investment holding
Citifair Asia Limited	Hong Kong	10	—	1	66	Investment holding
Colour Day International Limited	Hong Kong	2	—	1	100	Investment holding
Construction Materials Limited	Hong Kong	30,000	—	10	66	Sale of aggregates
Doran (Hong Kong) Limited	Hong Kong	1,000	—	10	66	Sale and distribution of concrete pipes
Friendly Star Company Limited	Hong Kong	1,000	—	10	100	Property development
Full Wealth Limited	Hong Kong	2	—	1	100	Property development
Greenwell Investments Limited	Guangzhou	2	—	1	100	Investment holding and property development
Gold Base Limited	Hong Kong	2	—	1	100	Investment holding
Goldstar Power Limited	Hong Kong	1	—	1	100	Property development and investment holding
Gracerock Limited	Hong Kong	2	—	1	100	Investment holding
Hero Plaza Limited	Hong Kong	2	—	1	100	Property development
Kingrand Limited	Hong Kong	2	—	1	100	Property investment
K. Wah Concrete Company Limited	Hong Kong	2	1,000	100	66	Manufacture, sale and distribution of ready-mixed concrete

37. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (CONT'D)

(a) Subsidiaries (Cont'd)

Name of company	Principal place of operation	Issued share/registered capital Number of ordinary shares	Number of non-voting deferred shares	Par value per share HK$	Effective percentage of equity held by the Group	Principal activities
K. Wah Construction Materials (Hong Kong) Limited	Hong Kong	2	2	10	66	Provision of management services
K. Wah Construction Materials Limited	Hong Kong	1,296,475,563	—	0.1	66	Investment holding
K. Wah Construction Products Limited	Hong Kong	2	1,000	100	66	Manufacture, sale and distribution of concrete products
K. Wah Management Services Limited	Hong Kong	100	—	100	100	Provision of management services
K. Wah Materials Limited	Hong Kong	28,080,002	—	1	66	Trading
K. Wah Properties Investment Limited	Hong Kong	1,000	—	10	100	Investment holding
K. Wah Quarry Company Limited	Hong Kong	2	100,000	100	66	Sale of aggregates
K. Wah Stones (Holdings) Limited	Hong Kong	439,463,724	—	0.2	100	Investment holding
K. Wah Stones (Zhu Hai) Company Limited	Zhuhai	2	1,000	10	66	Quarrying
K. Wah Trading and Development Limited	Hong Kong	2	2	10	66	Trading
KWP Quarry Co. Limited	Hong Kong	9,000,000	—	1	42	Quarrying
Lightway Limited	Hong Kong	2	2	1	66	Property investment
Lucky Way Investment Limited	Hong Kong	2	—	1	100	Property development
Master Target Limited	Hong Kong	2	—	1	66	Investment holding
Minter Limited	Hong Kong	2	—	1	100	Investment holding
Netrich Limited	Hong Kong	2	—	1	100	Property development
New Fine Limited	Hong Kong	1	—	1	100	Property development
Orient Profit Limited	Hong Kong	1	—	1	100	Property development
Origin World Limited	Hong Kong	2	—	1	100	Property investment
Perfect Development Limited	Hong Kong	2	—	1	100	Property development
Polynice Limited	Hong Kong	2	—	1	100	Provision of finance
Quanturn Limited	Hong Kong	2	—	1	66	Equipment leasing
Rainbow Country Limited	Hong Kong	2	—	1	66	Investment holding
Rainbow Mark Limited	Hong Kong	100	—	1	63	Investment holding
Rainbow States Limited	Hong Kong	2	—	1	66	Investment holding
Star Home Limited	Hong Kong	2	—	1	66	Investment holding
Triconville Investments Limited	Hong Kong	10	—	1	66	Investment holding
Union Profits Limited	Hong Kong	2	—	1	100	Property development
Victory Way Limited	Hong Kong	9,901,000	—	1	99.9	Investment holding

37. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (CONT'D)

(a) Subsidiaries (Cont'd)

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share	Effective percentage of equity held by the Group	Principal activities
Incorporated in Japan					
			Yen		
Asahi Kohatsu Corporation	Japan	240	50,000	75	Trading
Incorporated in the British Virgin Islands					
			US$		
All Smart Profits Limited	Hong Kong	10	1	100	Investment holding
Bestfull Profits Limited	Hong Kong	10	1	100	Investment holding
Cyber Point Assets Limited	Hong Kong	10	1	100	Investment holding
Eternal Profits International Limited	Hong Kong	10	1	66	Property investment
Fairlight Investments Limited	Hong Kong	10	1	66	Investment holding
Greatest Smart Limited	Hong Kong	10	1	100	Investment holding
High Regard Investments Limited	Hong Kong	20	1	66	Investment holding
K. Wah International Finance Limited	Hong Kong	10	1	100	Provision of finance
Latent Developments Limited	Hong Kong	10	1	66	Investment holding
Ontrack Development Limited	Hong Kong	10	1	100	Investment holding
Profit Access Investments Limited	Hong Kong	10	1	66	Investment holding
Prosperous Fields Limited	Hong Kong	10	1	66	Investment holding
Repton Developments Limited	Hong Kong	10	1	100	Investment holding
Taksin Profits Limited	Hong Kong	17	1	66	Investment holding
Top Ridge Management Limited	Singapore	10	1	100	Property investment
Woodland Assets Limited	Hong Kong	10	1	66	Investment holding

37. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (CONT'D)

(a) Subsidiaries (Cont'd)

Name of company	Principal place of operation	Registered capital	Effective percentage of equity held by the Group	Principal activities
Incorporated in Mainland China				
Wholly-owned foreign enterprise				
Doran Construction Products (Shenzhen) Co., Ltd.	Shenzhen	HK$10,000,000	66	Manufacture, sale and distribution of concrete pipes
廣州市嘉華花都置業有限公司	Guangzhou	HK$93,600,000	100	Property development
K. Wah (China) Investment Co., Ltd.	Shanghai	US$30,000,000	100	Investment holding
K. Wah Construction Development Consultancy (Shanghai) Ltd.	Shanghai	US$525,000	100	Provision of consultancy services
K. Wah Construction Products (Shenzhen) Co., Ltd.	Shenzhen	US$1,290,000	66	Manufacture, sale and distribution of concrete pipes
K. Wah Consultancy (Guangzhou) Co., Ltd.	Guangzhou	HK$1,560,000	66	Provision of management services
K. Wah Consultancy (Shanghai) Co., Ltd.	Shanghai	US$350,000	66	Provision of management services
K. Wah Quarry (Huzhou) Co., Ltd.	Huzhou	US$4,250,000	66	Quarrying
Shanghai Guoguang Real Estate Development Co., Ltd.	Shanghai	US$27,000,000	100	Property development
Shanghai K.Wah Qingsong Concrete Co. Ltd.	Shanghai	US$2,420,000	66	Manufacture, sale and distribution of ready-mixed concrete
深圳嘉華混凝土管樁有限公司	Shenzhen	US$2,100,000	66	Manufacture, sale and distribution of concrete pipes
Cooperative joint venture				
Beijing Shoujia Stone Co. Ltd.	Beijing	US$1,080,000	36	Quarrying
Beijing K.Wah GaoQiang Concrete Co. Ltd.	Beijing	US$2,450,000	66	Manufacture, sale and distribution of ready-mixed concrete
Hui Cheng Real Estate Development Co. Ltd. Guangzhou	Guangzhou	HK$200,000,000	100	Property development
K. Wah Materials (Huidong) Ltd.	Huidong	US$2,800,000	66	Quarrying
Nanjing K. Wah Concrete Co., Ltd.	Nanjing	US$1,330,000	66	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Beicai Concrete Co., Ltd.	Shanghai	RMB31,500,000	66	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiajian Concrete Co., Ltd.	Shanghai	RMB17,400,000	39	Manufacture, sale and distribution of ready-mixed concrete

37. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (CONT'D)

(a) Subsidiaries (Cont'd)

Name of company	Principal place of operation	Registered capital	Effective percentage of equity held by the Group	Principal activities
Shanghai Jia Shen Concrete Co., Ltd.	Shanghai	RMB4,400,000	66	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jia Zhao Real Estate Development Co., Ltd.	Shanghai	US$24,000,000	100	Property development
Shanghai K. Wah Concrete Co., Ltd.	Shanghai	RMB10,000,000	66	Manufacture, sale and distribution of ready-mixed concrete and provision of quality assurance service
Shanghai K. Wah Concrete Piles Co., Ltd.	Shanghai	US$2,500,000	66	Manufacture, sale and distribution of concrete piles
Yue Hua Real Estate Development Co. Ltd. Guangzhou	Guangzhou	HK$187,000,000	100	Property development
Equity joint venture				
Jia Hui Da Real Estate Development Co., Ltd. Shanghai	Shanghai	US$53,000,000	36	Property development
Shanghai Ganghui Concrete Co., Ltd	Shanghai	US$4,000,000	39	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiafu Concrete Co., Ltd.	Shanghai	US$1,400,000	36	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiagangcheng Real Estate Development Co., Ltd.	Shanghai	US$13,000,000	95	Property development
Shanghai Jiashen Real Estate Development Co., Ltd.	Shanghai	US$26,000,000	99	Property development
Shanghai Xin Cai Concrete Co., Ltd.	Shanghai	US$2,100,000	65	Manufacture, sale and distribution of ready-mixed concrete
Incorporated in Macau				
K. Wah (Macao Commercial Offshore) Company Limited	Macau	MOP100,000	66	Trading

37. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (CONT'D)

(b) **Jointly Controlled Entities**

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share HK$	Effective percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong					
Anglers' Bay Property Management Co. Ltd.	Hong Kong	2	1	50	Property management
Golden Famous International Limited	Hong Kong	2	1	25	Property development
Prime Force Limited	Hong Kong	2	1	50	Property development
Top Falcon Limited	Hong Kong	2	1	50	Provision of finance
Incorporated in Mainland China					
		Registered capital			
Anhui Masteel K. Wah New Building Materials Co., Ltd.	Maanshan	US$4,290,000	N/A	20	Manufacture, sale and distribution of slag
Beijing Shougang K.Wah Construction Materials Co. Ltd.	Beijing	RMB50,000,000	N/A	26	Manufacture, sale and distribution of slag
Guangdong Shaogang Jia Yang New Materials Co. Ltd.	Shaoguan	US$6,000,000	N/A	23	Manufacture, sale and distribution of slag
Guangzhou K. Wah Nanfang Cement Limited	Guangzhou	RMB100,000,000	N/A	33	Manufacture, sale and distribution of cement
Shanghai Bao Jia Concrete Co., Limited.	Shanghai	US$4,000,000	N/A	33	Manufacture, sale and distribution of ready-mixed concrete
Maanshan Masteel K. Wah Concrete Co. Ltd.	Maanshan	US$2,450,000	N/A	20	Manufacture, sale and distribution of ready-mixed concrete
Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd.	Kunming	RMB300,000,000	N/A	20	Manufacture, sale and distribution of cement and slag

(c) **Associated Companies**

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share HK$	Effective percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong					
Tarmac Asphalt Hong Kong Limited	Hong Kong	1,100,000	10	13	Manufacture, sale and distribution and laying of asphalt

	Type of Property	Gross Floor Area sq. metres	Group's Interest %	Lease Term	Stage of Completion	Estimated Completion Date
INVESTMENT AND OTHER PROPERTIES						
Singapore						
San Centre, 171 to 187 Chin Swee Road, Singapore *(Note)*	Office	5,747	100	2068	Completed	Existing
Hong Kong						
K. Wah Centre, 28th, 29th and 30th Floors, 191 Java Road, North Point	Office	2,926	100	2106	Completed	Existing
Skyline Commercial Centre, 71, 73, 75 & 77 Wing Lok Street, Sheung Wan	Office/ Commercial	3,894	100	2841	Completed	Existing
Tai Po Town Lot 102, Yim Tin Tsai, Tai Po, N.T.	Industrial	10,750	66	2047	Completed	Existing
Mainland China						
Parkview Place/Parkview Centre, 148 Dongfeng Road West, Guangzhou City Phase 1	Commercial	3,527	100	2033	Completed	Existing

Note: Floor area of 1,964 sq. metres of San Centre is held for sale.

	Type of Property	Gross Floor Area *sq. metres*	Group's Interest *%*	Lease Term	Stage of Completion	Estimated Completion Date
DEVELOPMENT PROPERTIES						
Hong Kong						
Grandview Garden, Pau Chung Street, Tokwawan	Commercial	2,621	100	2072	Completed	Existing
Kingsfield Centre, 18–20 Shell Street, North Point	Office	1,873	100	2069	Completed	Existing
The Palace, 83 Broadcast Drive, Kowloon Tong	Residential	214	100	2049	Completed	Existing
Anglers' Bay, 18A Castle Peak Road, Tsing Lung Tau	Residential	2,124	50	2050	Completed	Existing
Tung Lo Wan Hill Road, Sha Tin Town Lot 510, Sha Tin	Residential	24,227	100	2054	Foundation	2007

	Type of Property	Gross Floor Area *sq. metres*	Group's Interest %	Lease Term	Stage of Completion	Estimated Completion Date
DEVELOPMENT PROPERTIES (Cont'd)						
Mainland China						
Parkview Place/Parkview Centre, 148 Dongfeng Road West, Guangzhou City						
Phase 2	Residential	169	100	2063	Completed	Existing
Phase 3	Commercial	84	100	2063	Completed	Existing
Songbolang Cun, Dongjing Cun, Xinhua Zhen, Hua Dou City, Guangdong	Mix Use	1,275,000	100	2062	Planning	2007 and beyond
花都置業地塊 新華鎮清布村迎賓大道北	Residential/ Commercial/ Office	520,000	100	2038 to 2068	Planning	2007 and beyond
K. Wah Center, Lot No. 26, Street No. 6, Huaihai Zhong Road, Xuhui District, Shanghai	Office	69,388	35.75	2047	Construction	First quarter of 2005
Lot A&B, No. 68 Jianguo Xi Road, Xuhui District, Shanghai	Residential	140,050	100	2065	Demolition and relocation	2007
Plot Phase III of Yanjiazhai Jingan District, Shanghai	Residential	100,000	99	2072	Demolition and relocation	2007
Lot No. 701 Guangzhong Road, Zhabei District, Shanghai	Residential	380,000	100	2073	Construction	2006 (Phase 1)

	物業類型	樓面面積 *平方米*	集團權益 *百分比*	批租期	完成階段	預算 落成日期
發展物業(續)						
中國內地						
廣州市 東風西路148號 嘉和苑						
第二期	住宅	169	100	2063	已落成	現有
第三期	商業	84	100	2063	已落成	現有
廣州市花都區 新華鎮東鏡村地塊	綜合	1,275,000	100	2062	籌劃階段	2007及之後
花都置業地塊 新華鎮清布村迎賓大道北	住宅／商業／ 寫字樓	520,000	100	2038至 2068	籌劃階段	2007及之後
上海市 徐匯區淮海中路6街坊 26號地塊上海嘉華中心	寫字樓	69,388	35.75	2047	施工階段	2005第一季
上海市 徐匯區建國西路68號 A、B地塊	住宅	140,050	100	2065	拆遷階段	2007
上海市 靜安區嚴家宅三期地塊	住宅	100,000	99	2072	拆遷階段	2007
上海市 閘北區廣中路701號地塊	住宅	380,000	100	2073	施工階段	2006 (第一期)

	物業類型	樓面面積 *平方米*	集團權益 *百分比*	批租期	完成階段	預算 落成日期
發展物業						
香港						
土瓜灣炮仗街嘉景花園商場	商業	2,621	100	2072	已落成	現有
北角蜆殼街18－20號 嘉昌商業中心	寫字樓	1,873	100	2069	已落成	現有
九龍塘廣播道83號嘉皇臺	住宅	214	100	2049	已落成	現有
青山公路青龍頭段18A海雲軒	住宅	2,124	50	2050	已落成	現有
銅鑼灣山路，沙田市地段510	住宅	24,227	100	2054	地基工程	2007

	物業類型	樓面面積 *平方米*	集團權益 *百分比*	批租期	完成階段	預算 落成日期
投資及其他物業						
新加坡						
新加坡振瑞路 171－187號新生商業中心*（註）*	寫字樓	5,747	100	2068	已落成	現有
香港						
北角渣華道191號 嘉華國際中心 二十八樓、二十九樓 及三十樓	寫字樓	2,926	100	2106	已落成	現有
上環永樂街71號、73號、 75號及77號 嘉匯商業中心	寫字樓／ 商業	3,894	100	2841	已落成	現有
大埔鹽田仔 大埔市102號地段	工業	10,750	66	2047	已落成	現有
中國內地						
廣州市 東風西路148號 嘉和苑 第一期	商業	3,527	100	2033	已落成	現有

註： 新生商業中心樓面面積1,964平方米作出售用

37. 主要附屬公司、共同控制實體及聯營公司(續)

(b) 共同控制實體

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 每股面值 港元	集團持有股權百分比	主要業務
在香港註冊成立					
海雲軒物業管理有限公司	香港	2	1	50	物業管理
金輝美國際有限公司	香港	2	1	25	物業發展
弘雄有限公司	香港	2	1	50	物業發展
高暐有限公司	香港	2	1	50	提供財務服務
在中國內地註冊成立		**註冊資本**			
安徽馬鋼嘉華新型建材有限公司	馬鞍山	美元4,290,000	不適用	20	製造、銷售及分銷礦渣
北京首鋼嘉華建材有限公司	北京	人民幣50,000,000	不適用	26	製造、銷售及分銷礦渣
廣東韶鋼嘉羊新型材料有限公司	韶關	美元6,000,000	不適用	23	製造、銷售及分銷礦渣
廣州市嘉華南方水泥有限公司	廣州	人民幣100,000,000	不適用	33	製造、銷售及分銷水泥
上海寶嘉混凝土有限公司	上海	美元4,000,000	不適用	33	製造、銷售及分銷預拌混凝土
馬鞍山馬鋼嘉華商品混凝土有限公司	馬鞍山	美元2,450,000	不適用	20	製造、銷售及分銷預拌混凝土
雲南昆鋼嘉華水泥建材有限公司	昆明	人民幣300,000,000	不適用	20	製造、銷售及分銷水泥及礦渣

(c) 聯營公司

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 每股面值 港元	集團持有股權百分比	主要業務
在香港註冊成立					
泰瑪士柏油香港有限公司	香港	1,100,000	10	13	製造、銷售及分銷與鋪蓋瀝青

37. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
上海嘉申混凝土有限公司	上海	人民幣4,400,000	66	製造、銷售及分銷預拌混凝土
上海嘉兆房地產開發經營有限公司	上海	美元24,000,000	100	物業發展
上海嘉華混凝土有限公司	上海	人民幣10,000,000	66	製造、銷售及分銷預拌混凝土及提供品質保證服務
上海嘉華管樁有限公司	上海	美元2,500,000	66	製造、銷售及分銷混凝土管樁
廣州市越華房地產發展有限公司	廣州	港元187,000,000	100	物業發展
合資經營企業				
上海嘉匯達房地產開發經營有限公司	上海	美元53,000,000	36	物業發展
上海港匯混凝土有限公司	上海	美元4,000,000	39	製造、銷售及分銷預拌混凝土
上海嘉富混凝土有限公司	上海	美元1,400,000	36	製造、銷售及分銷預拌混凝土
上海嘉港城房地產開發經營有限公司	上海	美元13,000,000	95	物業發展
上海嘉申房地產開發經營有限公司	上海	美元26,000,000	99	物業發展
上海信財混凝土有限公司	上海	美元2,100,000	65	製造、銷售及分銷預拌混凝土
在澳門註冊成立				
嘉華(澳門離岸商業服務)有限公司	澳門	澳幣100,000	66	貿易

37. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
在中國內地註冊成立				
外商獨資企業				
多倫建築制品(深圳)有限公司	深圳	港元10,000,000	66	製造、銷售及分銷混凝土管筒
廣州市嘉華花都置業有限公司	廣州	港元93,600,000	100	物業發展
嘉華(中國)投資有限公司	上海	美元30,000,000	100	投資控股
嘉華建設專業顧問(上海)有限公司	上海	美元525,000	100	提供顧問服務
嘉華建築制品(深圳)有限公司	深圳	美元1,290,000	66	製造、銷售及分銷混凝土管筒
嘉華咨詢(廣州)有限公司	廣州	港元1,560,000	66	提供管理服務
嘉華咨詢(上海)有限公司	上海	美元350,000	66	提供管理服務
嘉華石礦(湖州)有限公司	湖州	美元4,250,000	66	石礦採石
上海國廣房地產經營有限公司	上海	美元27,000,000	100	物業發展
上海嘉華青松混凝土有限公司	上海	美元2,420,000	66	製造、銷售及分銷預拌混凝土
深圳嘉華混凝土管樁有限公司	深圳	美元2,100,000	66	製造、銷售及分銷混凝土管樁
合作合營企業				
北京首嘉石業有限公司	北京	美元1,080,000	36	石礦採石
北京嘉華高強混凝土有限公司	北京	美元2,450,000	66	製造、銷售及分銷預拌混凝土
廣州匯城房地產開發有限公司	廣州	港元200,000,000	100	物業發展
惠東嘉華材料有限公司	惠東	美元2,800,000	66	石礦採石
南京嘉華混凝土有限公司	南京	美元1,330,000	66	製造、銷售及分銷預拌混凝土
上海北蔡混凝土有限公司	上海	人民幣31,500,000	66	製造、銷售及分銷預拌混凝土
上海嘉建混凝土有限公司	上海	人民幣17,400,000	39	製造、銷售及分銷預拌混凝土

37. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	發行股本 普通股股數	每股面值	集團持有股權百分比	主要業務
在日本註冊成立					
			日圓		
Asahi Kohatsu Corporation	日本	240	50,000	75	貿易
在英屬處女群島註冊成立					
			美元		
All Smart Profits Limited	香港	10	1	100	投資控股
Bestfull Profits Limited	香港	10	1	100	投資控股
Cyber Point Assets Limited	香港	10	1	100	投資控股
Eternal Profits International Limited	香港	10	1	66	物業投資
Fairlight Investments Limited	香港	10	1	66	投資控股
Greatest Smart Limited	香港	10	1	100	投資控股
High Regard Investments Limited	香港	20	1	66	投資控股
K. Wah International Finance Limited	香港	10	1	100	提供財務服務
Latent Developments Limited	香港	10	1	66	投資控股
Ontrack Developments Limited	香港	10	1	100	投資控股
Profit Access Investments Limited	香港	10	1	66	投資控股
Prosperous Fields Limited	香港	10	1	66	投資控股
Repton Developments Limited	香港	10	1	100	投資控股
Taksin Profits Limited	香港	17	1	66	投資控股
Top Ridge Management Limited	新加坡	10	1	100	物業投資
Woodland Assets Limited	香港	10	1	66	投資控股

37. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	發行股本/註冊資本 普通股股數	無投票權遞延股股數	每股面值 港元	集團持有股權百分比	主要業務
嘉華建材(香港)有限公司	香港	2	2	10	66	提供管理服務
嘉華建材有限公司	香港	1,296,475,563	—	0.1	66	投資控股
嘉華建築材料有限公司	香港	2	1,000	100	66	製造、銷售及分銷混凝土產品
嘉華企業管理有限公司	香港	100	—	100	100	提供管理服務
嘉華材料有限公司	香港	28,080,002	—	1	66	貿易
嘉華房產投資有限公司	香港	1,000	—	10	100	投資控股
嘉華石礦有限公司	香港	2	100,000	100	66	經銷石料
嘉華石業(集團)有限公司	香港	439,463,724	—	0.2	100	投資控股
嘉華石業(珠海)有限公司	珠海	2	1,000	10	66	石礦採石
嘉華拓展有限公司	香港	2	2	10	66	貿易
嘉安石礦有限公司	香港	9,000,000	—	1	42	石礦採石
禮榮有限公司	香港	2	2	1	66	物業投資
兆途投資有限公司	香港	2	—	1	100	物業發展
匯達通有限公司	香港	2	—	1	66	投資控股
銘泰有限公司	香港	2	—	1	100	投資控股
富網有限公司	香港	2	—	1	100	物業發展
新財有限公司	香港	1	—	1	100	物業發展
東國有限公司	香港	1	—	1	100	物業發展
世源基業有限公司	香港	2	—	1	100	物業投資
佳越發展有限公司	香港	2	—	1	100	物業發展
寶力有限公司	香港	2	—	1	100	提供財務服務
貴通有限公司	香港	2	—	1	66	設備租賃
彩城有限公司	香港	2	—	1	66	投資控股
彩誌有限公司	香港	100	—	1	63	投資控股
彩域有限公司	香港	2	—	1	66	投資控股
星圓有限公司	香港	2	—	1	66	投資控股
Triconville Investments Limited	香港	10	—	1	66	投資控股
聯廣有限公司	香港	2	—	1	100	物業發展
宏途有限公司	香港	9,901,000	—	1	99.9	投資控股

37. 主要附屬公司、共同控制實體及聯營公司

(a) 附屬公司

公司名稱	主要經營地區	發行股本／註冊資本 普通股股數	無投票權遞延股股數	每股面值	集團持有股權百分比	主要業務
本公司直接全資擁有 在英屬處女群島註冊成立						
				美元		
Sutimar Enterprises Limited	香港	100	—	1	100	投資控股
本公司間接持有 在香港註冊成立						
				港元		
百利昌有限公司	香港	3,000,000	—	1	66	銷售及分銷混凝土管筒
彩都發展有限公司	香港	2	—	1	100	物業發展
輝亨有限公司	香港	2	—	1	66	提供財務服務
Chelsfield Limited	香港	2,111,192	—	10	66	投資控股
志惠有限公司	香港	1,000	—	1	65	投資控股
華繼有限公司	新加坡	1,000	—	10	100	物業投資及發展
華中企業有限公司	香港	5,000,000	—	1	100	投資控股
城輝亞洲有限公司	香港	10	—	1	66	投資控股
彩虹日國際有限公司	香港	2	—	1	100	投資控股
Construction Materials Limited	香港	30,000	—	10	66	經銷石料
Doran (Hong Kong) Limited	香港	1,000	—	10	66	銷售及分銷混凝土管筒
Friendly Star Company Limited	香港	1,000	—	10	100	物業發展
迎豐有限公司	香港	2	—	1	100	物業發展
興威投資有限公司	廣州	2	—	1	100	投資控股及物業發展
輝礎有限公司	香港	2	—	1	100	投資控股
金達動力有限公司	香港	1	—	1	100	物業發展及投資控股
鉅樂有限公司	香港	2	—	1	100	投資控股
雄合有限公司	香港	2	—	1	100	物業發展
興弘有限公司	香港	2	—	1	100	物業投資
嘉華混凝土有限公司	香港	2	1,000	100	66	製造、銷售及分銷預拌混凝土

35. 結算日後事項

(a) 截至二零零五年三月三日，面值港幣429,000,000元之可換股債券已按換股價每股港幣2.25元轉換為191,000,000股本公司之普通股。

(b) 於二零零五年一月三十一日，本公司與上海寶鋼集團公司、三菱商事株式會社及東急不動產株式會社訂立合資合同，於上海成立一合資公司，該公司將名為「上海寶地置業有限公司」。本公司將出資約港幣423,500,000元，擁有該合資公司41.5%權益。

36. 賬目之批准

賬目已獲董事會於二零零五年三月三日批准。

32. 經營租約收入

根據土地及樓房之不可撤銷經營租約而可於下列期間收取之最低租金收入如下：

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
第一年內	**68,883**	26,409
第二至五年內	**165,595**	47,350
五年後	**21,720**	32,715
	256,198	106,474

33. 或然負債

本公司已就若干附屬公司取得之信貸額港幣3,844,074,000元（二零零三年：港幣1,505,277,000元）向銀行及財務機構出具擔保。已動用之信貸額為港幣1,903,793,000元（二零零三年：港幣766,554,000元）。

本公司就一附屬公司發行港幣864,260,000元之可換股債券，向債券持有人出具擔保。

本公司就一附屬公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

34. 有關連人士交易

除於賬目中其他章節所披露外，本年度集團與有關連人士於董事認為集團正常業務範圍內進行之重大交易摘錄如下：

(a) 出售石料予一聯營公司合計為港幣18,640,000元（二零零三年：港幣16,375,000元），該項交易是按不低於向集團其他第三方顧客所訂立之價格條款進行。

(b) 根據與一聯營公司之租務協議條款收取租金為港幣9,737,000元（二零零三年：港幣9,691,000元）。

(c) 於二零零二年七月二十二日，持有66%權益之附屬公司輝亨有限公司向全資附屬公司 Great Place Developments Limited 批出港幣330,000,000元之有擔保無抵押循環備用貸款。貸款年息率為三個月香港銀行同業拆息加2.38厘，備用貸款年期為三年，並可延期一或兩年。年內動用之最高貸款額為港幣70,000,000元（二零零三年：港幣219,000,000元）。

30. 綜合現金流量表附註(續)

(b) 融資活動分析

	股本及股份溢價 港幣千元	少數股東權益 港幣千元	借款 港幣千元	總額 港幣千元
二零零三年十二月三十一日	1,007,270	1,083,869	1,635,246	3,726,385
來自融資之現金流入	4,940	31,036	1,884,505	1,920,481
增加權益	—	10,501	—	10,501
滙率變動之影響	—	742	—	742
少數股東應佔溢利	—	21,117	—	21,117
二零零四年十二月三十一日	**1,012,210**	**1,147,265**	**3,519,751**	**5,679,226**
二零零二年十二月三十一日	1,006,149	1,067,785	2,643,291	4,717,225
來自融資之現金流入/(流出)	1,121	(151)	(1,008,045)	(1,007,075)
滙率變動之影響	—	(774)	—	(774)
少數股東應佔溢利	—	17,009	—	17,009
二零零三年十二月三十一日	1,007,270	1,083,869	1,635,246	3,726,385

31. 承擔

	集團 二零零四年 港幣千元	集團 二零零三年 港幣千元
(a) 已簽約但未撥備		
物業發展支出承擔	**969,302**	935,850
資本支出承擔	**75,198**	51,339
分擔共同控制實體之物業發展支出承擔	—	185,168

(b) 營業租約承擔

根據土地及樓房之不可撤銷營業租約而須於下列期間支付之最低租金費用如下:

	二零零四年 港幣千元	二零零三年 港幣千元
第一年內	**7,497**	7,339
第二至第五年內	**24,843**	23,743
五年後	**22,696**	30,638
	55,036	61,720

29. 非流動負債(續)

(b) 負商譽

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
年初及年末成本值	**2,663**	2,663
累計攤銷	**(2,527)**	(1,895)
年末	**136**	768

30. 綜合現金流量表附註

(a) 經營溢利與(用於)／來自經營業務之現金對賬表

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
經營溢利	**68,952**	145,521
折舊費用	**79,553**	69,280
遞延支出攤銷	**20,632**	15,675
出售上市證券投資之虧損／(溢利)	**2,893**	(2,372)
出售非上市投資虧損	**7,800**	—
上市證券投資未變現收益	**(15,195)**	(16,032)
長期投資減值虧損	**2,880**	2,145
利息收入	**(15,357)**	(16,169)
撥作興建中物業成本之利息	**42,816**	34,396
上市證券投資所得股息	**(1,807)**	(1,476)
出售物業、機器及設備虧損	**1,206**	1,349
負商譽之攤銷	**(632)**	(632)
發展物業減值準備撥回	**—**	(8,478)
投資物業重估減值	**5,503**	12,071
被視為出售子公司之虧損	**10,501**	—
營運資產變動前之經營溢利	**209,745**	235,278
發展物業(增加)／減少	**(2,042,508)**	979,295
存貨增加	**(24,459)**	(26,091)
應收賬款及預付款增加	**(110,876)**	(32,894)
按揭貸款賬款減少／(增加)	**174,332**	(129,983)
應付賬款及應計費用增加／(減少)	**20,717**	(29,850)
(用於)／來自經營業務之現金	**(1,773,049)**	995,755

29. 非流動負債

集團

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
遞延稅項 *(附註(a))*	**81,474**	88,365
負商譽 *(附註(b))*	**136**	768
	81,610	89,133

(a) 遞延稅項

遞延稅項根據負債法採用集團營運國家之適用稅率就短期時差價全數計算。

當有法定權利可將現有稅項資產與現有稅項負債抵銷而遞延稅項涉及同一財政機關，則可將遞延稅項資產與遞延稅項負債互相抵銷。經計入適當抵銷後，以上負債在綜合資產負債表內列賬。

遞延稅項資產及負債之變動如下：

	遞延稅項資產		**遞延稅項負債**		
	稅務虧損	**其他**	**加速折舊免稅額**	**其他**	**總數**
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
於二零零三年十二月三十一日	(29,426)	(820)	44,607	74,004	88,365
在損益賬扣除／(計入)	3,847	820	(4,426)	(7,132)	(6,891)
於二零零四年十二月三十一日	**(25,579)**	—	**40,181**	**66,872**	**81,474**
於二零零二年十二月三十一日	(24,169)	(629)	42,030	70,736	87,968
在損益賬(計入)／扣除	(5,257)	(191)	2,577	3,268	397
於二零零三年十二月三十一日	(29,426)	(820)	44,607	74,004	88,365

未用稅損及其他時間性差異合共港幣473,388,000元(二零零三年：港幣458,618,000元)產生之遞延稅項資產港幣87,692,000元(二零零三年：港幣84,553,000元)並無在賬目中確認。未用稅損港幣419,670,000元(二零零三年：港幣401,421,000元)並無到期日，而其餘將於二零一零年或以前之多個日期到期。

28. 長期負債(續)

集團(續)

銀行借款還款期如下：

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
一年內	**808,409**	156,078
第二年	**636,537**	735,969
第三年至第五年	**1,174,412**	566,215
	2,619,358	1,458,262

(a) 本集團於二零零四年三月按面值發行一批面值港幣864,260,000元、已在盧森堡證券交易所上市之可換股債券。該債券附有年利息0.5%，並可於二零零四年四月二十三日至二零零九年三月八日內，按初步換股價每股港幣2.25元(可予調整)轉換為本公司面值港幣0.1元之普通股。惟本集團有權選擇以現金支付相等於現金交收款額。除非事前已贖回或轉換，否則該等債券於二零零九年三月二十三日到期並以本金額之91.49%贖回。此外，本集團可於二零零五年四月六日或其後任何時間但於二零零九年三月二十三日前，按有關條款及金額贖回全部或部份之債券。

截至二零零五年三月三日，面值港幣429,000,000元的可換股債券已轉換為191,000,000股本公司之普通股。

公司

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
銀行借款 — 沒有抵押	**420,000**	508,000
列為流動負債之現期部份	**(395,000)**	(53,000)
	25,000	455,000

銀行借款還款期如下：

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
一年內	**395,000**	53,000
第二年	**25,000**	430,000
第三年至第五年	—	25,000
	420,000	508,000

27. 儲備（續）

(b) 公司

	股份溢價 *港幣千元*	盈餘貢獻 *港幣千元*	股本贖回儲備 *港幣千元*	盈餘儲備 *港幣千元*	總額 *港幣千元*
二零零三年十二月三十一日	809,473	213,560	13	921,646	1,944,692
發行股份溢價	4,253	—	—	—	4,253
發行代息股份	(3,080)	—	—	—	(3,080)
發行代息股份所產生之儲備	—	—	—	39,081	39,081
本年度溢利	—	—	—	88,371	88,371
二零零三年末期股息	—	—	—	(39,643)	(39,643)
二零零四年中期股息	—	—	—	(40,195)	(40,195)
二零零四年十二月三十一日	**810,646**	**213,560**	**13**	**969,260**	**1,993,479**
二零零二年十二月三十一日	814,194	213,560	13	866,987	1,894,754
發行股份溢價	883	—	—	—	883
發行代息股份	(5,604)	—	—	—	(5,604)
發行代息股份所產生之儲備	—	—	—	43,324	43,324
本年度溢利	—	—	—	69,377	69,377
二零零二年末期股息	—	—	—	(38,412)	(38,412)
二零零三年中期股息	—	—	—	(19,630)	(19,630)
二零零三年十二月三十一日	809,473	213,560	13	921,646	1,944,692

根據百慕達一九八一年公司法「經修訂」，於二零零四年十二月三十一日，本公司之可分派儲備為港幣1,182,820,000元（二零零三年：港幣1,135,206,000元）。

28. 長期負債

集團

	二零零四年 ***港幣千元***	二零零三年 *港幣千元*
銀行借款		
有抵押	**1,874,622**	707,332
沒有抵押	**744,736**	750,930
	2,619,358	1,458,262
可換股債券（附註(a)）	**864,260**	—
	3,483,618	1,458,262
列為流動負債之現期部份	**(808,409)**	(156,078)
	2,675,209	1,302,184

27. 儲備

(a) 集團

	股份溢價	盈餘貢獻	股本贖回儲備	資本儲備	房地產重估儲備	盈餘儲備	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
二零零三年十二月三十一日	809,473	99,089	13	34,188	68,037	1,323,090	2,333,890
兌滙率調整	—	—	—	—	—	1,042	1,042
發行股份溢價	4,253	—	—	—	—	—	4,253
發行代息股份	(3,080)	—	—	—	—	—	(3,080)
發行代息股份所產生之儲備	—	—	—	—	—	39,081	39,081
本年度溢利	—	—	—	—	—	234,323	234,323
二零零三年末期股息	—	—	—	—	—	(39,643)	(39,643)
二零零四年中期股息	—	—	—	—	—	(40,195)	(40,195)
二零零四年十二月三十一日	**810,646**	**99,089**	**13**	**34,188**	**68,037**	**1,517,698**	**2,529,671**
保留於：							
本公司及附屬公司	810,646	99,089	13	34,188	68,037	1,292,941	2,304,914
共同控制實體	—	—	—	—	—	203,741	203,741
聯營公司	—	—	—	—	—	21,016	21,016
	810,646	99,089	13	34,188	68,037	1,517,698	2,529,671
二零零二年十二月三十一日	814,194	99,089	13	34,188	68,037	1,218,458	2,233,979
兌滙率調整	—	—	—	—	—	(1,030)	(1,030)
發行股份溢價	883	—	—	—	—	—	883
發行代息股份	(5,604)	—	—	—	—	—	(5,604)
發行代息股份所產生之儲備	—	—	—	—	—	43,324	43,324
本年度溢利	—	—	—	—	—	120,380	120,380
二零零二年末期股息	—	—	—	—	—	(38,412)	(38,412)
二零零三年中期股息	—	—	—	—	—	(19,630)	(19,630)
二零零三年十二月三十一日	809,473	99,089	13	34,188	68,037	1,323,090	2,333,890
保留於：							
本公司及附屬公司	809,473	99,089	13	34,188	68,037	1,295,697	2,306,497
共同控制實體	—	—	—	—	—	8,929	8,929
聯營公司	—	—	—	—	—	18,464	18,464
	809,473	99,089	13	34,188	68,037	1,323,090	2,333,890

26. 認股權計劃（續）

(d) 尚未行使之認股權

行使期限	行使價	認股權數目	
	港幣	二零零四年	二零零三年
董事			
一九九九年五月二十日至二零零八年五月十九日	0.5586	**3,100,000**	3,400,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.3600	**3,920,000**	4,790,000
二零零四年三月一日至二零一三年二月二十八日	0.7200	**7,691,000**	7,691,000
僱員及其他			
一九九九年五月二十日至二零零八年五月十九日	0.5586	**628,000**	3,179,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.3600	**1,570,000**	3,944,000
二零零四年三月一日至二零一三年二月二十八日	0.7200	**4,922,000**	9,763,000
二零零三年十二月三十日至二零一三年十二月二十九日	1.3000	**6,000,000**	7,000,000
		27,831,000	39,767,000

26. 認股權計劃(續)

(b) 已行使認股權

行使日期	行使價 *港幣*	股數
二零零四年一月	0.3600	870,000
二零零四年一月	0.5586	500,000
二零零四年三月	0.7200	1,637,000
二零零四年四月	0.7200	388,000
二零零四年五月	0.3600	370,000
二零零四年五月	0.5586	240,000
二零零四年五月	0.7200	426,000
二零零四年九月	0.7200	529,000
二零零四年十月	1.3000	500,000
二零零四年十一月	0.7200	264,000
二零零四年十一月	1.3000	500,000
二零零四年十二月	0.7200	501,000
年內行使認股權之總數		6,725,000
二零零三年十二月	0.5586	150,000*
年內發行股份之總數		6,875,000

* 認股權於二零零三年十二月三十一日行使但股份於二零零四年一月十九日發行。

(c) 已失效之認股權

行使期限	行使價 *港幣*	認股權數目 二零零四年	 二零零三年
一九九九年五月二十日至二零零八年五月十九日	0.5586	**2,111,000**	—
二零零零年十二月三十日至二零零九年十二月二十九日	0.3600	**2,004,000**	—
二零零四年三月一日至二零一三年二月二十八日	0.7200	**1,096,000**	—
		5,211,000	—

25. 股本

公司

	二零零四年		二零零三年	
	每股面值港幣一角之普通股	***港幣千元***	每股面值港幣一角之普通股	*港幣千元*
法定：				
年初	**3,888,000,000**	**388,800**	3,888,000,000	388,800
增加法定普通股本	**1,112,000,000**	**111,200**	—	—
年末	**5,000,000,000**	**500,000**	3,888,000,000	388,800
發行及繳足：				
年初	**1,977,968,748**	**197,797**	1,919,545,431	191,955
行使認股權	**6,875,000**	**687**	2,378,000	238
發行以股代息股份	**30,800,990**	**3,080**	56,045,317	5,604
年末	**2,015,644,738**	**201,564**	1,977,968,748	197,797

按照二零零四年五月三十一日通過之特別決議案，本公司增加每股面值港幣一角之普通股1,112,000,000股，將法定普通股股本由港幣388,800,000元增加至港幣500,000,000元。

26. 認股權計劃

按照本公司之認股權計劃，可認購本公司普通股之認股權已授予選定之行政人員。根據認股權計劃，認股權將授予本公司或其聯屬公司之董事、高級行政人員或僱員及其他合資格承受人。每宗授出之認股權均收取港幣一元正為代價。董事會決定可根據認股權認購股份之期限，但該段期間不得超逾認股權授出日期起計十年。

本年度尚未行使之認股權變動如下：

	二零零四年	二零零三年
年初	**39,767,000**	17,541,000
授出 *(附註(a))*	—	24,754,000
已行使 *(附註(b))*	**(6,725,000)**	(2,528,000)
已失效 *(附註(c))*	**(5,211,000)**	—
年末 *(附註(d))*	**27,831,000**	39,767,000

(a) 授出之認股權

本年度內，並沒有授出之認股權（二零零三年：24,754,000股）。

22. 其他投資

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
香港上市證券投資，以市值計	**44,547**	29,352
非上市投資	**—**	52,204
	44,547	81,556

23. 現金及銀行結餘

現金及銀行結餘中包括港幣24,476,000元(二零零三年：港幣146,628,000元)，只在若干情況下，用於指定用途。

24. 應付賬款及應計費用

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
貿易應付賬款	**300,403**	296,370	**—**	—
其他應付賬款	**78,456**	86,948	**1,547**	1,673
應計費用	**102,701**	95,806	**181**	198
已收按金	**28,872**	14,531	**—**	—
	510,432	493,655	**1,728**	1,871

本集團之貿易應付賬款依發票日期計算之賬齡分析如下：

	二零零四年	二零零三年
	港幣千元	*港幣千元*
1個月內	**186,800**	234,086
2個月至3個月	**63,237**	39,129
4個月至6個月	**26,502**	9,661
6個月以上	**23,864**	13,494
	300,403	296,370

20. 存貨

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
石料及沙	**36,959**	24,820
混凝土管筒及磚	**16,762**	8,723
水泥	**8,750**	4,813
零件	**22,620**	22,861
雜項存貨	**8,084**	7,499
	93,175	68,716

以可變現淨值列賬之存貨之賬面值合共港幣3,550,000元(二零零三年:港幣1,809,000元)。

21. 應收賬款及預付款

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
貿易應收賬款	**471,934**	379,975	**—**	—
其他應收賬款	**130,293**	134,847	**—**	—
預付款	**63,133**	39,662	**270**	729
	665,360	554,484	**270**	729

集團實行之信貸政策依從當地有關行業之標準。給予在香港之客戶之信用期限平均一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

下列為集團之貿易應收賬款依發票日期計算及扣除呆壞賬之撥備後之賬齡分析：

	二零零四年	二零零三年
	港幣千元	*港幣千元*
1個月內	**135,270**	148,678
2個月至3個月	**157,988**	151,263
4個月至6個月	**89,423**	57,813
6個月以上	**89,253**	22,221
	471,934	379,975

18. 其他非流動資產

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
遞延支出		
清除表土費用	**99,679**	114,366
石礦場發展費用	**14,073**	13,421
可換股債券之發行費用	**13,896**	—
	127,648	127,787
遞延應收賬款 *(附註(a))*	**6,707**	8,147
按揭貸款 *(附註(b))*	**18,168**	192,500
長期投資		
於香港上市	**972**	2,487
非上市	**151,403**	102,306
	304,898	433,227
上市長期投資市值	**708**	736

(a) 遞延應收賬款為借予承包商款項，墊款由承包者之資產作抵押，並以現行市場之利率計息。墊款須每月分期歸還直至二零零九年止。遞延應收賬款之現期部份已包括在其他應收賬款內。

(b) 按揭貸款是借予購買本集團物業之買方及以物業作第二抵押之擔保。按揭貸款之現期部份，已包括於其他應收賬款內。

19. 發展物業

集團

	已落成	興建中	總額
	港幣千元	*港幣千元*	*港幣千元*
成本，減準備	218,071	4,333,525	4,551,596
一九九零年專業估值	10,254	—	10,254
二零零四年十二月三十一日	**228,325**	**4,333,525**	**4,561,850**
二零零三年十二月三十一日	352,355	2,166,987	2,519,342

香港之中期租約土地及樓房於一九九零年三月三十一日由獨立專業測計師仲量聯行根據公開市值作出重估。

15. 附屬公司

	公司	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
非上市股份，成本值	**259,561**	259,561
應收貸款	**300,000**	586,000
應收賬款	**1,734,970**	1,855,825
	2,294,531	2,701,386

應收貸款為無抵押及無固定還款期，但須依據當時之市場利率收取利息。應收賬款為無抵押、免息及無固定還款期。

董事會認為對集團業績或資產淨值有重大影響之附屬公司，資料詳見附註37(a)。

16. 共同控制實體

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
所佔之資產淨值	**489,739**	194,638
應收貸款	**21,336**	246,848
應收賬款	**133,901**	95,544
應付賬款	**(204,500)**	—
	440,476	537,030

應收貸款為無抵押及無固定還款期，但須依據當時之市場利率收取利息。應收賬款額港幣42,705,000元（其中港幣5,645,000元為已抵押）須依據當時之市場利率收取利息及有固定還款期，其餘應收賬款為無抵押、免息及無固定還款期。應付賬款為無抵押、免息及無固定還款期。

董事會認為對集團業績或資產淨值有重大影響之共同控制實體，資料詳見附註37(b)。

17. 聯營公司

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
所佔之資產淨額	**18,650**	16,098

董事會認為對集團業績或資產淨值有重大影響之聯營公司，資料詳見附註37(c)。

13. 物業、機器及設備(續)

(a) 租約土地及樓房按成本或估值減折舊列賬,詳情見附註14。海外之長期租約投資物業於二零零四年十二月三十一日由獨立專業測計師 CB Richard Ellis (Pte) Ltd. 採用公開市值基準重估為港幣86,298,000元。海外之中期租約投資物業於二零零四年十二月三十一日由獨立專業測計師 Knight Frank Hong Kong Limited 採用公開市值基準重估為港幣53,000,000元。香港之長期租約投資物業於二零零四年十二月三十一日由獨立專業測計師第一太平戴維斯香港有限公司採用公開市值基準重估為港幣122,000,000元。香港之中期租約投資物業於二零零四年十二月三十一日由獨立專業估值師威格斯香港有限公司採用公開市值基準重估為港幣65,500,000元。

(b) 賬面值港幣261,298,000元(二零零三年:港幣266,904,000元)的投資物業及賬面值港幣284,260,000元(二零零三年:港幣290,082,000元)的租約土地及樓房已抵押予銀行作為集團信貸的擔保。

(c) 其他資產包括躉船、傢俬及設備、租賃物業裝修及汽車。

(d) 除上文(a)所述之物業外,其他資產乃按成本列賬。

14. 租約房地產

集團

	位於香港 *港幣千元*	位於海外 *港幣千元*	**二零零四年** **總額** ***港幣千元***	二零零三年 總額 *港幣千元*
長期批租				
成本	113,741	2,495	**116,236**	116,236
中期批租				
成本	28,935	48,671	**77,606**	57,982
一九九零年專業估值	222,122	—	**222,122**	250,062
	364,798	51,166	**415,964**	424,280

香港之中期批租房地產於一九九零年三月三十一日由獨立專業測計師仲量聯行採用公開市值基準作出重估。根據香港會計實務準則第17號「物業、機器及設備」第80段,本集團日後無需重估此等物業。假若此等物業以原值列賬,則其賬面值為港幣158,973,000元(二零零三年:港幣163,203,000元)。

12. 每股盈利

本年度之每股基本及攤薄盈利之計算如下：

	港幣千元
用以計算每股基本盈利之溢利	**234,323**
具攤薄作用之潛在普通股之影響：	
可換股債券之利息，除税	**2,675**
未攤銷之可換股債券發行費用，除税	**(11,464)**
用以計算每股攤薄盈利之溢利	**225,534**

	股份數目
用以計算每股基本盈利之股份加權平均數	**1,996,230,000**
具攤薄作用之潛在普通股之影響：	
可換股債券	**265,522,000**
認股權	**17,563,000**
用以計算每股攤薄盈利之股份加權平均數	**2,279,315,000**

二零零三年之每股基本盈利乃根據股東應佔溢利港幣120,380,000元及年內已發行股份1,944,096,000股之加權平均數計算。

二零零三年之每股攤薄盈利並無呈列，因於二零零三年十二月三十一日尚未行使之認股權對每股盈利並沒有攤薄之影響。

13. 物業、機器及設備

集團

	租約土地及樓房 *港幣千元*	投資物業 *港幣千元*	廠場機器 *港幣千元*	其他資產 *港幣千元*	總額 *港幣千元*
成本或估值					
二零零三年十二月三十一日	424,280	308,904	668,523	317,301	1,719,008
添置	19,624	—	42,448	9,293	71,365
出售	—	—	(10,588)	(14,150)	(24,738)
重新分類	(27,940)	27,940	—	—	—
重估虧損	—	(10,046)	—	—	(10,046)
二零零四年十二月三十一日	415,964	326,798	700,383	312,444	1,755,589
累積折舊					
二零零三年十二月三十一日	59,745	—	360,423	162,644	582,812
本年折舊	9,162	—	42,782	27,609	79,553
出售	—	—	(6,492)	(11,167)	(17,659)
重新分類	(4,543)	4,543	—	—	—
重估虧損	—	(4,543)	—	—	(4,543)
二零零四年十二月三十一日	64,364	—	396,713	179,086	640,163
賬面淨值					
二零零四年十二月三十一日	**351,600**	**326,798**	**303,670**	**133,358**	**1,115,426**
二零零三年十二月三十一日	364,535	308,904	308,100	154,657	1,136,196

9. 稅項(續)

本集團除稅前溢利之稅項與採用適用稅率(即本集團營業地區之適用稅率之加權平均數)而計算之理論稅款有異,詳情如下:

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
稅前盈利	**297,874**	183,220
按適用稅率之稅項	**53,696**	30,408
稅務減免之收入	**(14,253)**	(15,260)
毋須課稅之收入	**(11,635)**	(6,710)
不可扣稅之支出	**9,339**	14,557
使用先前未確認之稅務虧損	**(8,031)**	(7,862)
未確認之稅務虧損	**13,680**	29,311
往年度準備剩餘	**(362)**	(32)
增加稅率	**—**	1,419
稅項支出	**42,434**	45,831

10. 股東應佔溢利

計入本公司賬目之股東應佔溢利為港幣88,371,000元(二零零三年:港幣69,377,000元)。

11. 股息

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
中期以股代息附現金選擇權,每股2仙(二零零三年:1仙)	**40,195**	19,630
建議末期現金股息,每股4仙(二零零三年:以股代息附現金選擇權,每股2仙)	**88,152**	39,643
	128,347	59,273
部份股息以現金支付,詳細資料如下:		
中期	**33,284**	4,531
末期	**—**	7,473
	33,284	12,004

董事會建議派發截至二零零四年末期現金股息,每股4仙(二零零三年:以股代息附現金選擇權,每股2仙)。此項股息將於截至二零零五年度列作盈餘儲備分派。

8. 退休福利計劃

本集團根據職業退休計劃條例及強積金條例，在香港設有兩種界定供款計劃。兩種計劃之所有資產由獨立基金管理，並與本集團之資產分開持有。強積金供款根據強積金條例執行，而職業退休計劃之供款則為僱員基本薪金之5%至10%(視乎有關僱員之服務年資而定)減去相關之強積金強制性供款。倘僱員在享有僱主供款利益之全數前退出職業退休計劃，所沒收之供款可用以扣減本集團向該計劃之供款。

本集團亦為其在中國內地員工根據各省及市政府法規而制訂之退休福利計劃供款，每月供款額為僱員基本工資之8%至22.5%。除以上供款外，集團沒有額外為各僱員就養老及退休福利計劃供款。

於本年度自損益表內扣除之退休福利計劃開支，包括本集團對退休計劃之供款額港幣16,124,000元(二零零三年：港幣17,077,000元)，減除沒收之供款港幣518,000元(二零零三年：港幣264,000元)，於結算日沒有剩餘款額(二零零三年：港幣112,000元)可用作扣減未來的供款。

9. 稅項

	二零零四年 ***港幣千元***	二零零三年 *港幣千元*
本公司及附屬公司：		
香港利得稅	**1,389**	27,396
海外稅項	**6,396**	7,085
遞延稅項 *(附註29(a))*	**(6,891)**	397
	894	34,878
共同控制實體		
香港利得稅	**42,229**	8,839
海外稅項	**756**	848
遞延稅項	**(2,255)**	1,122
聯營公司		
香港利得稅	**810**	144
	42,434	45,831

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後依百分之十七點五(二零零三年：百分之十七點五)稅率提撥。於海外經營業務產生之應課稅溢利乃按有關國家適用之稅率作出準備。

6. 董事酬金

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
袍金	**860**	910
薪金及其他酬金	**16,559**	13,608
退休福利	**1,093**	908
	18,512	15,426

支付予本公司董事之酬金組別如下：

	董事人數	
	二零零四年	二零零三年
無至港幣1,000,000元	**7**	8
港幣1,000,001元至港幣1,500,000元	**1**	2
港幣1,500,001元至港幣2,000,000元	**2**	—
港幣2,000,001元至港幣2,500,000元	**2**	1
港幣4,000,001元至港幣4,500,000元	**1**	1
港幣4,500,001元至港幣5,000,000元	**1**	1
	14	13

付予獨立非執行董事之袍金為港幣410,000元（二零零三年：港幣410,000元）及並無其他酬金。

本年度內，董事沒有獲授認股權（二零零三年：7,691,000股），並按行使價每股港幣0.5586元及港幣0.36元分別認購300,000股及870,000股普通股（二零零三年：無）。

7. 管理人員酬金

於本集團五名最高酬金人士中包括二名（二零零三年：二名）董事，其酬金亦已在附註6中反映。餘下三名（二零零三年：三名）人士之酬金如下：

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
薪金及其他酬金	**7,609**	6,160
退休福利	**322**	466
	7,931	6,626

支付予管理人員之酬金組別如下：

	僱員人數	
	二零零四年	二零零三年
港幣2,000,001元至港幣2,500,000元	**2**	3
港幣3,000,001元至港幣3,500,000元	**1**	—
	3	3

4. 經營溢利

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
經營溢利已計入：		
上市證券投資之未變現收益	**15,195**	16,032
出售上市證券投資溢利	**—**	2,372
撥回發展物業之撥備	**—**	8,478
出售營運權之收益	**—**	28,260
滙兑溢利淨額	**4,748**	—
攤銷負商譽	**632**	632
及已扣除：		
銷售存貨成本	**1,194,494**	1,008,355
投資物業重估虧損	**5,503**	12,071
滙兑虧損淨額	**—**	4,108
折舊	**79,553**	69,280
攤銷		
石礦場發展費用	**1,780**	1,284
清除表土費用	**16,400**	14,391
可換股債券之發行費用	**2,452**	—
員工成本包括董事酬金	**247,726**	234,191
專利費	**5,003**	4,275
核數師酬金	**2,097**	1,897
經營租賃租金		
房地產	**13,067**	12,148
機器及設備	**—**	779
未變現之長期投資虧損	**2,880**	2,145
出售物業、機器及設備虧損	**1,206**	1,349
出售上市證券投資虧損	**2,893**	—
出售非上市投資虧損	**7,800**	—
被視為出售子公司之虧損	**10,501**	—
投資物業之支出	**3,929**	3,755

5. 財務費用

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
利息支出		
銀行貸款、透支及其他	**56,241**	51,540
資本化作為興建中物業成本	**(42,816)**	(34,396)
	13,425	17,144

從一般借貸得來並用作物業發展之資金以年率介乎1%至5%(二零零三年：1%至5%)計入物業發展成本內。

2. 分部資料(續)

地區分佈詳列如下:

	營業額 *港幣千元*	經營溢利／(虧損) *港幣千元*	資產總額 *港幣千元*	資本費用 *港幣千元*
二零零四年十二月三十一日止年度				
香港	746,529	41,681	3,403,250	12,217
中國內地	913,233	32,659	4,432,940	63,264
新加坡	9,190	(5,803)	174,811	12
日本	61,586	415	19,071	17
	1,730,538	**68,952**	**8,030,072**	**75,510**
二零零三年十二月三十一日止年度				
香港	2,322,052	118,746	2,368,831	38,742
中國內地	678,729	30,031	3,307,148	115,392
新加坡	9,218	(3,776)	179,690	24
日本	66,144	520	16,218	—
	3,076,143	145,521	5,871,887	154,158

3. 營業額及其他收益

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
營業額		
物業銷售	**332,135**	1,842,095
銷售建築材料	**1,299,143**	1,130,894
租金收入	**37,674**	37,010
貨品銷售	**61,586**	66,144
	1,730,538	3,076,143
其他收益		
銀行存款利息	**2,627**	5,918
按揭貸款利息	**6,488**	8,730
墊款予共同控制實體利息	**981**	—
其他應收款利息	**3,940**	—
遞延應收賬款利息	**1,321**	1,521
上市證券投資股息	**1,807**	1,476
	17,164	17,645
總收益	**1,747,702**	3,093,788

2. 分部資料(續)

二零零三年十二月三十一日止年度

	地產	建築材料	其他業務	總數
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
營業額	1,879,105	1,130,894	66,144	3,076,143
其他收益	12,102	4,066	1,477	17,645
經營溢利	109,347	22,483	13,691	145,521
財務費用				(17,144)
應佔溢利減虧損				
共同控制實體	46,971	6,874	—	53,845
聯營公司	—	998	—	998
除稅前溢利				183,220
稅項				(45,831)
除稅後溢利				137,389
少數股東權益	260	(17,232)	(37)	(17,009)
股東應佔溢利				120,380
分部資產	3,209,513	1,480,474	21,978	4,711,965
共同控制實體	299,581	237,449	—	537,030
聯營公司	—	16,098	—	16,098
未分配資產				606,794
資產總額				5,871,887
分部負債	197,887	289,691	6,077	493,655
少數股東權益	469,922	613,048	899	1,083,869
未分配負債				1,762,676
負債總額				3,340,200
資本費用	2,425	151,733	—	154,158
折舊	3,132	66,018	130	69,280
攤銷	—	15,675	—	15,675
上市證券投資之未變現收益	—	2,180	13,852	16,032

2. 分部資料

集團主要從事物業發展及投資，製造、銷售及分銷建築材料，此外並沒有其他重大獨立分部之業務。根據集團內部財務報告及經營業務，主要報告以業務分部呈列，而地區劃分為次要分部。分部資產主要包括物業、機器及設備、其他非流動資產、存貨、物業、應收賬款及預付款，主要不包括部份投資。分部負債主要包括應付賬款及應計費用。而分部之間沒有任何銷售或貿易交易。

業務分部詳列如下：

二零零四年十二月三十一日止年度

	地產	建築材料	其他業務	總數
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
營業額	369,809	1,299,143	61,586	1,730,538
其他收益	7,709	7,638	1,817	17,164
經營溢利	41,249	16,613	11,090	68,952
財務費用				(13,425)
應佔溢利減虧損				
共同控制實體	224,354	14,622	—	238,976
聯營公司	—	3,371	—	3,371
除税前溢利				297,874
税項				(42,434)
除税後溢利				255,440
少數股東權益	(3,109)	(17,971)	(37)	(21,117)
股東應佔溢利				234,323
分部資產	5,056,052	1,557,701	26,445	6,640,198
共同控制實體	58,340	382,136	—	440,476
聯營公司	—	18,650	—	18,650
未分配資產				930,748
資產總額				8,030,072
分部負債	158,598	341,995	9,839	510,432
少數股東權益	495,493	650,791	981	1,147,265
未分配負債				3,641,140
負債總額				5,298,837
資本費用	2,454	73,039	17	75,510
折舊	3,326	76,125	102	79,553
攤銷	2,452	18,180	—	20,632
上市證券投資之未變現（虧損）／收益	—	(933)	16,128	15,195

1. 主要會計政策(續)

(p) 僱員福利

根據界定供款退休公積金計劃作出之供款在該年度之損益表內支銷。

僱員在年假和長期服務休假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假及長期服務休假之估計負債作出撥備。僱員之病假及產假不作確認，直至僱員正式休假為止。

本集團因僱員所提供之服務須承擔於結算日起計算十二個月內全數償還的花紅計劃之現有法律或推定性的責任，而責任金額能夠可靠地作出估算時，需確立撥備。

(q) 租賃資產

資產擁有權之重大風險及回報由出租者保留之租約列作經營租約。經營租約之應付租金在扣除自出租後收取之優惠後，以直線法於損益賬扣除。

(r) 借貸成本

凡直接與收購、建造或製造一項必須經一段時間籌備，以達致預定用途或出售之資產有關之借貸利息及成本，均作為該資產之部份成本。所有其他借貸成本在產生時於損益表支銷。

(s) 外幣

於年內如以外幣作交易均按成交日之滙率折算。於結算日以外幣入賬之貨幣資產與負債則按該日之滙率折算，此等外滙折算盈虧則撥入損益表計算。

以外幣入賬之海外附屬公司、共同控制實體及聯營公司之損益表，按當年滙率之加權平均數折算，而資產負債表則按於資產負債表結算日之滙率折算。折算此等淨投資所產生之折算盈虧則直接計入儲備。

(t) 現金及現金等價物

現金及現金等價物包括庫存現金及銀行結餘、存於銀行及財務機構於存款日起計三個月內可隨時提取之款項，以及可隨時轉換為現金之投資組合減除由銀行及財務機構墊支而須於墊支日期起計三個月內償還之金額。

1. 主要會計政策(續)

(l) 存貨

存貨按成本值或可變現淨值二者之較低者入賬。成本以加權平均數作基準，包括物料、直接勞工及應佔之製造費用。可變現淨值是以預計之銷售價減除估計銷售費用計算。

(m) 遞延税項

遞延税項採用負債法就資產負債之税基與它們在賬目內之賬面值兩者之短期時差作全數撥備。短期時差主要來自物業、機器及設備之折舊、費用之撥備以及累積税損。遞延税項採用在結算日前已頒佈或實質頒佈之税率釐定。

與未用累積税損有關之遞延税項資產乃就有可能將未來應課税溢利與可動用之未用税損抵銷而確認。

遞延税項乃就附屬公司，共同控制實體及聯營公司投資之短期時差而撥備，但假若可以控制時差撥回之時間，而短期時差有可能在可見未來不會撥回則除外。

(n) 準備

當因過往事件須承擔現有之法律或推定責任，而在解除責任時有可能令到資源流出，同時責任金額能夠可靠地作出估計時，則會確認準備。當預計準備可獲償付，則將償付金確認為一項獨立資產，惟只能在償付金可實質確定時確認。

(o) 收入確認

銷售建築材料之收入於貨物付運予顧客及所有權轉讓時入賬。

出售落成物業之收益在銷售合約簽訂後確認。當將未完成之物業預先出售，則在其興建過程中每一年依據總估計溢利按比率計算溢利；所採用之比率以在資產負債表日已支出之建築費用與估計之總建築費用比較，或在資產負債表日之已收和應收銷售收入與總估計銷售款項比較，二者中以較低者為準。

假若買家在物業完成時未能交付餘款，本公司運用合約條款將物業轉賣時，已收取之訂金會被沒收作為營業溢利，其於沒收日期前已入賬之銷售予以撥回。

租金收入扣除支付予承租人之優惠後按租約年期以直線法確認。利息收入在考慮未償還本金額及適用利率後按時間比例確認。股息收入在確定有權利收取時確認。

1. 主要會計政策(續)

(g) 物業、機器及設備(續)

出售資產之收益或虧損指出售所得收入淨額與資產賬面值之差額，並於損益表入賬。出售重估資產時，有關物業重估儲備之已變現部分直接轉撥至盈餘儲備。

(h) 投資物業

投資物業乃建築工程及發展已完成並因其長期投資潛力持有而非自用之房地產權益。投資物業價值按公平值入賬，此價值乃根據獨立專業估值計算之公開市場價值。投資物業重估產生之任何虧損則轉入損益表內。投資物業重估產生之增值將以先前扣減之金額為限撥入損益表，餘額轉入物業重估儲備內。當出售投資物業時，其有關重估儲備之變現部份將撥入損益表。

租約年期超過二十年之投資物業則不作折舊。

(i) 投資

因特定長期目標或策略原因持有的證券均列入資產負債表之其他非流動資產並按成本值扣除虧損準備入賬。個別投資之賬面值在每年結算日均作檢討，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性，則有關證券之賬面值須削減至其公平值。減值虧損在損益表中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益表。

如證券持有的目的是為了能在短期價值變動下產生利潤將列入資產負債表之流動資產及按公平值列賬。在每年結算日，證券之公平值變動而引致之未變現盈虧淨額均在損益表確認。出售證券之盈利或虧損指出售所得款項淨額與賬面值之差額，並在產生時於損益表確認。

(j) 遞延支出

石礦場開發費用乃在石礦場中添置開採石礦之基本建設之成本。清除表土費乃使石礦場符合開採條件之費用。此等費用乃於有關之採石場地之估計可用年限內以直線法攤銷。長期融資產生的相關費用作遞延處理，並按融資的有關年期以直線法攤銷。

開辦費則於發生時以費用支銷。

(k) 發展物業

發展物業作為流動資產處理，包括以成本或估值列賬之土地、建築費用、應佔經常性開支、發展項目之利息支出及結算日前已產生之溢利，扣除已收之分期銷售收入與可能發生之虧損準備。持作出售用途之已發展物業乃按成本值或可變現淨值二者之較低者入賬。可變現淨值是以預計之銷售價減除估計銷售費用計算。

1. 主要會計政策(續)

(e) 聯營公司

聯營公司乃非附屬公司或合營公司,但本集團在股權中擁有長期權益,並對其管理有重大影響力之公司。

聯營公司以權益法入賬,本集團應佔之業績列入綜合損益表而本集團應佔之資產淨值則計入綜合資產負債表中。

(f) 商譽

商譽指收購成本高於收購日集團應佔所收購之附屬公司、共同控制實體及聯營公司之淨資產之數額。

因收購產生之收購商譽計入資產負債表中為獨立資產,並按其估計可用年期以不超過二十年以直線法攤銷。商譽之賬面值將會作每年檢討,而當董事們認為出現非短期性減值時則會作出減值準備。

當淨資產之公允價值高於收購金額時,相差之金額將於在收購之年度在損益表內確認為收入,或以所收購之非貨幣性資產加權平均可用年期內確認為收入。

(g) 物業、機器及設備

物業、機器及設備按原值或估值減去累計折舊及重大永久性減值之撥備入賬。

中長期租約土地之原值或估值按租約尚餘年期(包括附有租約續期權之期間)以直線法計算折舊。其他土地及樓房及租約物業裝修之原值或估值按各租約年期以直線法計算折舊。

租約土地及樓房之重估增值,撥入物業重估儲備,其後出現之減值首先與同一物業先前之增值抵銷,然後在損益表支銷。

其他資產之成本以直線法按其估計可使用年期及下列年率計算折舊:

廠場機器	5至25%
其他資產	20至50%

將資產重修至其正常運作狀態之重大支出均在損益表支銷。裝修改良支出均資本化,並按其對本集團之預計可用年期折舊。資產之賬面值均定期檢討,如可收回價值已永久跌至低於其賬面值,則將賬面值撇減至可收回價值。預期未來之現金流量已折算為現值來決定可收回價值。

1. 主要會計政策

(a) 編製基準

本財務報表根據歷史成本會計法編製，並對某些物業及其他投資的重估值作出修訂，及按照香港財務報告準則編製而成。

香港會計師公會已發出多項新訂及經修訂香港財務報告準則及香港會計準則(「新香港財務報告準則」)，該等準則於二零零五年一月一日或之後開始的會計期間生效。本集團並無於截至二零零四年十二月三十一日止年度的財務報表提前採納該等新香港財務報告準則。本集團已開始評估該等新香港財務報告準則的影響，但現時仍未能說明該等新香港財務報告準則會否對其營運業績及財政狀況造成重大影響。

以下為編製財務報表所採用之主要會計政策。

(b) 綜合基礎

本集團之綜合賬目包括嘉華國際集團有限公司及其附屬公司截至十二月三十一日止之賬目，並包括本集團應佔共同控制實體及聯營公司之收購後業績及儲備。

本年度內購入或售出之附屬公司、共同控制實體或聯營公司之應佔業績由其收購生效日起計或計至出售日止反映在綜合損益表內。

出售附屬公司、共同控制實體或聯營公司之收益或虧損根據出售時應佔之資產淨值及應佔未攤銷商譽或負商譽(包括已直接計入儲備之金額)計算。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

(c) 附屬公司

附屬公司乃由本集團有權控制其財政及營運政策之公司。

在本公司的資產負債表內，附屬公司之投資以成本或低於成本列賬。如董事認為已出現非短期性減值，則作出減值準備。附屬公司之業績在資產負債表結算日按股息收入列入本公司之賬目內。

(d) 共同控制實體

共同控制實體乃本集團與合營者以合約協議方式經營業務，共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

共同控制實體以權益法入賬，本集團應佔之業績列入綜合損益表而本集團應佔之資產淨值則計入綜合資產負債表中。

綜合權益變動表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
年初之結餘		**2,531,687**	2,425,934
滙率變動之影響	27	**1,042**	(1,030)
行使認股權而發行之股本		**4,940**	1,121
發行代息股份所產生之儲備	27	**39,081**	43,324
本年度溢利	27	**234,323**	120,380
股息			
末期	27	**(39,643)**	(38,412)
中期	27	**(40,195)**	(19,630)
年末之結餘		**2,731,235**	2,531,687

截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
經營業務之現金流量			
(用於)/來自經營業務之現金	30(a)	(1,773,049)	995,755
税項支出淨額		(2,514)	(179)
利息支出		(56,241)	(51,540)
(用於)/來自經營業務之現金淨額		(1,831,804)	944,036
投資業務之現金流量			
購買物業、機器及設備		(71,365)	(133,712)
遞延支出		(4,145)	(20,446)
付款自共同控制實體		392,636	82,057
購買長期投資		(51,864)	—
長期投資減少		1,402	—
出售物業、機器及設備		5,905	6,736
遞延應收賬減少		1,440	2,873
增加投資於共同控制實體		(100,290)	(39,786)
購買上市證券投資		(18,456)	(5,715)
出售上市證券投資		15,563	5,117
出售非上市投資		44,404	—
已收利息		10,436	16,169
已收上市證券投資之股息		1,807	1,326
已收共同控制實體之股息		3,223	681
來自/(用於)投資業務之現金淨額		230,696	(84,700)
融資活動之現金流量	30(b)		
發行新股本		4,940	1,121
可換股債券之發行費用		(16,348)	—
來自少數股東之借款增加淨額		36,328	4,999
新增長期借款		2,299,816	842,153
償還長期借款		(274,460)	(1,878,276)
於借款日起計三個月後償還之短期銀行借款之(減少)/增加		(140,851)	28,078
已付予股東股息		(40,757)	(14,718)
已付予少數股東股息		(5,292)	(5,150)
來自/(用於)融資活動之現金淨額		1,863,376	(1,021,793)
現金及銀行結餘之增加/(減少)淨額		262,268	(162,457)
於年度開始之現金及銀行結餘		517,065	681,548
滙率變動之影響		1,973	(2,026)
於年度終之現金及銀行結餘		781,306	517,065

二零零四年十二月三十一日

	附註	二零零四年 港幣千元	二零零三年 港幣千元
附屬公司	15	**2,294,531**	2,701,386
流動資產			
應收賬款及預付款	21	**270**	729
可收回稅項		**1,077**	—
現金及銀行結餘		**320,893**	245
		322,240	974
流動負債			
應付賬款及應計費用	24	**1,728**	1,871
長期負債之現期部份	28	**395,000**	53,000
銀行短期貸款及透支 — 無抵押		—	50,000
		396,728	104,871
流動負債淨額		**(74,488)**	(103,897)
		2,220,043	2,597,489
資金來源：			
股本	25	**201,564**	197,797
儲備	27	**1,993,479**	1,944,692
股東權益		**2,195,043**	2,142,489
長期負債	28	**25,000**	455,000
		2,220,043	2,597,489

呂志和
董事

呂耀東
董事

綜合資產負債表

二零零四年十二月三十一日

	附註	二零零四年 港幣千元	二零零三年 港幣千元
物業、機器及設備	13	**1,115,426**	1,136,196
共同控制實體	16	**440,476**	537,030
聯營公司	17	**18,650**	16,098
其他非流動資產	18	**304,898**	433,227
非流動資產		**1,879,450**	2,122,551
流動資產			
發展物業	19	**4,561,850**	2,519,342
存貨	20	**93,175**	68,716
應收賬款及預付款	21	**665,360**	554,484
可收回稅項		**4,384**	8,173
其他投資	22	**44,547**	81,556
現金及銀行結餘	23	**781,306**	517,065
		6,150,622	3,749,336
流動負債			
應付賬款及應計費用	24	**510,432**	493,655
長期負債之現期部份	28	**808,409**	156,078
應付稅項		**39,779**	38,297
銀行短期貸款及透支 — 無抵押		**36,133**	176,984
		1,394,753	865,014
流動資產淨額		**4,755,869**	2,884,322
		6,635,319	5,006,873
資金來源：			
股本	25	**201,564**	197,797
儲備	27	**2,529,671**	2,333,890
股東權益		**2,731,235**	2,531,687
少數股東權益		**1,147,265**	1,083,869
長期負債	28	**2,675,209**	1,302,184
非流動負債	29	**81,610**	89,133
		6,635,319	5,006,873

呂志和
董事

呂耀東
董事

截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	3	**1,730,538**	3,076,143
銷售成本		**(1,548,383)**	(2,891,632)
毛利		**182,155**	184,511
其他收益	3	**17,164**	17,645
其他營運收入		**56,281**	72,888
行政費用		**(136,755)**	(77,599)
其他營運費用		**(49,893)**	(51,924)
經營溢利	4	**68,952**	145,521
財務費用	5	**(13,425)**	(17,144)
應佔溢利減虧損			
共同控制實體		**238,976**	53,845
聯營公司		**3,371**	998
除稅前溢利		**297,874**	183,220
稅項	9	**(42,434)**	(45,831)
除稅後溢利		**255,440**	137,389
少數股東權益		**(21,117)**	(17,009)
股東應佔溢利	27	**234,323**	120,380
股息	11	**128,347**	59,273
		港仙	*港仙*
每股盈利	12		
基本		**11.7**	6.2
攤薄		**9.9**	不適用



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓
電話 (852) 2289 8888
傳真 (852) 2810 9888

致嘉華國際集團有限公司全體股東
（於百慕達註冊成立之有限公司）

本核數師已完成審核第54頁至第93頁之賬目，該等賬目乃按照香港財務報告準則編製。

董事及核數師各自之責任

編製真實兼公平之賬目乃　貴公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並按照百慕達1981年公司條例第90條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零四年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零五年三月三日

主要客戶及供應商

在截至二零零四年十二月三十一日止年度內集團最大五個顧客之營業額佔整體營業額少於百份之三十。在採購方面(不包括資本性採購)，最大五個供應商之採購額佔整體採購額亦少於百份之三十。

就本公司董事所悉，未有任何董事，其聯繫人士，或就董事所知持有超過5%本公司已發行股份之股東，擁有此五大顧客及供應商(不包括資本性)之任何權益。

管理合約

年度內本公司並無訂立或存有任何重要之管理及行政合約。

核數師

本公司回顧年度賬項經由羅兵咸永道會計師事務所審核。該核數師於即將舉行之股東週年大會上任滿告退，但願意應聘續任。

承董事會命

主席

呂志和博士

香港，二零零五年三月三日

認股權計劃(續)

附註：

(f) 於年內認股權行使日期前一天嘉華建材股份之加權平均收市價為港幣1.19元。

(g) 於年內認股權行使日期前一天嘉華建材股份之加權平均收市價為港幣1.27元。

(h) 於年內認股權行使日期前一天嘉華建材股份之加權平均收市價為港幣1.42元。

(i) 認股權於同一日行使，而認股權行使日期前一天嘉華建材股份之加權平均收市價為港幣0.86元。

上文所述之所有其他認股權，須受一年持有期限制。

每位承授人在每次接納認股權時所付之代價為港幣1元。於年內並無授出或註銷任何認股權。

關連交易

1. 於二零零四年一月二日，上海嘉滙達房地產開發經營有限公司，本公司一間間接非全資附屬公司(本公司實益擁有35.75%之有效股權權益)(作為借款人)與星展銀行有限公司上海分行(「該銀行」)訂立一項最高達港幣1億元之過渡融資備用貸款，據此本公司須向該銀行作出公司擔保(「該擔保」)，以確保借款人履行責任。

   根據二零零四年三月三十一日前有效之上市規則第14.26(6)(a)條，本公司作出該擔保構成本公司之一項關連交易。本公司於二零零四年一月五日作出的公告及於二零零零四年一月二十六日刊發的本公司通函已包含該項交易之詳情。持有本公司已發行股本總額約53.1%權益之登記股東，於二零零三年十二月三十一日發出批准作出擔保的證明書已獲聯交所接納作為召開股東特別大會之替代，而聯交所並已授出有效的豁免。

2. 於二零零四年一月七日，嘉華(中國)投資有限公司，本公司一間間接全資附屬公司，就於二零零三年十月三十一日授予上海嘉申房地產開發經營有限公司(「上海嘉申」)，本公司間接擁有99%之公司，一項港幣31,200,000元的短期貸款作為其業務之融資，根據正常商業條款簽立一項補充協議，以擔保嘉華房產投資有限公司(「嘉華房產」)，本公司一間間接全資附屬公司，作為嘉華房產向上海嘉申提供一項港幣60,000,000元之添加貸款的抵押。根據二零零四年三月三十一日前有效之上市規則第14.25(2)(a)條，此項交易構成本公司之一項關連交易。

優先購買權

百慕達法例中之成文法或普通法並無股東優先購買權之規定。

財務概要

本集團過去五個財政年度之業績、資產及負債賬目摘要乃摘錄自經審核之賬項及按適當情況作出調整，現載於年報第33頁及34頁。

認股權計劃(續)

於二零零四年十二月三十一日年度內,根據嘉華建材認股權計劃或根據嘉華建材之其他認股權計劃授出並由本公司董事、嘉華建材僱員及其他參與人持有之認股權變動之詳情載列如下:

		認股權數目					
持有人	授出日期	於二零零四年一月一日持有	於年內行使	於年內已失效	於二零零四年十二月三十一日持有	每股股份行使價(港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	—	—	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	—	—	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	—	—	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,870,000	—	—	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
倫贊球	—	—	—	—	—	—	—
許淇安	—	—	—	—	—	—	—
羅志聰	—	—	—	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	—	—	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,270,000	—	—	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	—	—	—	—	—	—	—
梁文建	一九九八年五月二十日	300,000	—	—	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	—	—	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	300,000	—	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
吳樹熾	—	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—	—
李東海	—	—	—	—	—	—	—
陳有慶	—	—	—	—	—	—	—
張惠彬	二零零三年二月二十八日	300,000	—	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
廖樂柏	—	—	—	—	—	—	—
嘉華建材之僱員	一九九八年五月二十日	9,262,000	3,784,000[f]	3,876,000	1,602,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	19,226,000	11,538,000[g]	6,314,000	1,374,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	14,292,000*	10,478,000[h]	1,128,000	2,686,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
其他	一九九八年五月二十日	300,000	300,000[i]	—	—	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	536,000	536,000[i]	—	—	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	450,000*	300,000[i]	150,000	—	0.5140	二零零四年三月一日至二零一三年二月二十八日

* 嘉華建材之前任董事所持有之認股權由「嘉華建材之僱員」重新分類為「其他」後。

認股權計劃(續)

(4) 各參與者之限額

各參與者於任何十二個月期間內獲授之認股權(不論已行使或尚未行使)在行使時發行及將予發行之股份總數,不得超過已發行股份之1%。

如經嘉華建材股東在股東大會上另行批准,而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票,而嘉華建材在尋求批准前向股東發出通函,及經本公司股東在股東大會上另行批准,而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票,而本公司在尋求批准前向股東發出通函,則嘉華建材可授出超出此限額的認股權予參與者。

(5) 行使期限

認股權涉及的股份必須接納的期間由嘉華建材董事會在授出認股權時全權決定,但該期間不得超過有關認股權授出之日起計十年。

(6) 認股權歸屬前必須持有之最低期限

認股權歸屬前必須持有的最低期限(如有)乃由嘉華建材董事會全權決定(嘉華建材認股權計劃本身並不設任何最低持有期限)。

(7) 接納認股權須付款項

承授人接納認股權時須向嘉華建材支付港幣1元。認股權必須於授出日期起十四天內被接納,或於嘉華建材董事會以書面批准之較長期限。

(8) 認購價之釐定基準

認股權的認購價須為嘉華建材董事會在授出有關認股權時全權釐定的價格,惟不得低於下列各項中之最高者:

(i) 於授出日期的股份收市價;

(ii) 在緊接授出日期前五個營業日的股份平均收市價;及

(iii) 一股股份的面值。

(9) 認股權計劃之餘下年期

嘉華建材認股權計劃之年期為採納日期起計為期十年及將於二零一二年五月二十九日屆滿。

認股權計劃(續)

嘉華建材之認股權計劃(「嘉華建材認股權計劃」)已獲嘉華建材股東於二零零二年五月三十日(「採納日期」)舉行之嘉華建材股東週年大會上批准及採納。嘉華建材認股權計劃亦已獲本公司股東於採納日期舉行之本公司股東週年大會上批准。下列為嘉華建材認股權計劃之概要:

(1) 目的

嘉華建材認股權計劃旨在吸引及挽留優秀人才,協力發展嘉華建材業務;向僱員、專家顧問、代理、代表、專業顧問、貨品及服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵及透過令認股權持有人的利益與股東利益一致,促進嘉華建材長遠達致財政上的成功。

(2) 參與者

(i) 嘉華建材或任何聯屬公司的任何僱員或任何高級行政人員或董事;或

(ii) 嘉華建材或任何聯屬公司的任何專家顧問、代理、代表或專業顧問;或

(iii) 向嘉華建材或任何聯屬公司提供貨品或服務的任何人士;或

(iv) 嘉華建材或任何聯屬公司的任何客戶或承辦商;或

(v) 嘉華建材或任何聯屬公司的任何業務夥伴或合營夥伴;或

(vi) 任何為嘉華建材僱員福利而設的信託的任何受託人;或

(vii) 就個人合資格承授人而言,指僅以該名合資格承授人或其直屬家庭成員或由合資格承授人或其直屬家庭成員控制的公司為受益人的信託。

聯屬公司指(a)嘉華建材的控股公司;或(b)嘉華建材控股公司的附屬公司;或(c)嘉華建材的附屬公司;或(d)嘉華建材的控股股東;或(e)嘉華建材控股股東所控制的公司;或(f)嘉華建材所控制的公司;或(g)嘉華建材控股公司的聯營公司;或(h)嘉華建材的聯營公司。

(3) 可予發行之股份總數

授權限額 — 在下段所述規限下,根據嘉華建材認股權計劃及嘉華建材任何其他計劃授出之認股權在悉數行使時可予發行之股份總數,不得超過於採納日期之已發行股份的10%,即121,787,040股股份。

主要限額 — 嘉華建材可由其股東通過普通決議案及本公司股東通過普通決議案重訂上段所述之授權限額,惟在此之前嘉華建材及本公司必須先行向各自之股東發出通函。根據嘉華建材認股權計劃及嘉華建材任何其他計劃授出及尚未行使之認股權在悉數行使時可予發行之股份總數,不得超過不時已發行股份之30%。

於本年報之日期,根據嘉華建材認股權計劃可予發行之股份總數為102,583,040股,佔嘉華建材當時已發行股本約7.91%。

認股權計劃(續)

持有人	授出日期	認股權數目				每股股份行使價(港元)	行使期
		於二零零四年一月一日持有	於年內行使	於年內已失效	於二零零四年十二月三十一日持有		
張惠彬	二零零三年二月二十八日	300,000	—	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
廖樂柏	—	—	—	—	—	—	—
僱員	一九九八年五月二十日	3,179,000	440,000[b]	2,111,000	628,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	3,944,000	370,000[c]	2,004,000	1,570,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	9,391,000	3,745,000[d]	1,096,000	4,550,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	4,000,000	—	—	4,000,000	1.3000	二零零三年十二月三十日至二零一三年十二月二十九日
其他	二零零三年二月二十八日	372,000	—	—	372,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	3,000,000	1,000,000[e]	—	2,000,000	1.3000	二零零三年十二月三十日至二零一三年十二月二十九日

附註：

(a) 認股權於同一日行使，而認股權行使日期前一天本公司股份之加權平均收市價為港幣1.63元。

(b) 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣1.45元。

(c) 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣1.24元。

(d) 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣1.72元。

(e) 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣1.84元。

除於二零零三年十二月二十九日授出之認股權，可於授出日期行使所有認股權，上文所述之所有其他認股權，須受一年持有期限制。

每位承授人在每次接納認股權時所付之代價為港幣1元。於年內並無授出或註銷任何認股權。

除認股權計劃外，本公司、附屬公司、同母系附屬公司及控股公司於年內概無簽訂任何協議，使本公司董事或其配偶或十八歲以下子女可藉收購本公司或其他法人團體之股份或債券而獲益。

認股權計劃(續)

於二零零四年十二月三十一日年度內，根據認股權計劃或根據本公司之其他認股權計劃授出並由本公司董事、本公司僱員及其他參與人持有之認股權變動之詳情載列如下：

持有人	授出日期	認股權數目 於二零零四年一月一日持有	於年內行使	於年內已失效	於二零零四年十二月三十一日持有	每股股份行使價(港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,350,000	—	—	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	—	—	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,200,000	—	—	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,868,000	—	—	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
倫贊球	一九九九年十二月三十日	500,000	—	—	500,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,054,000	—	—	1,054,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
許淇安	—	—	—	—	—	—	—
羅志聰	—	—	—	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	—	—	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,269,000	—	—	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	二零零三年二月二十八日	150,000	—	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
梁文建	一九九八年五月二十日	300,000	300,000[(a)]	—	—	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	870,000[(b)]	—	—	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	300,000	—	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
吳樹熾	二零零三年二月二十八日	150,000	—	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
黃乾亨	二零零三年二月二十八日	300,000	—	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
李東海	二零零三年二月二十八日	150,000	—	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳有慶	二零零三年二月二十八日	150,000	—	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日

認股權計劃(續)

(4) 各參與者之限額

各參與者於任何十二個月期間內獲授之認股權(不論已行使或尚未行使)在行使時發行及將予發行之股份總數,不得超過已發行股份之1%。

如經股東在股東大會上另行批准,而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票,而本公司在尋求批准前向股東發出通函,則本公司可授出超出此限額的認股權予參與者。

(5) 行使期限

認股權涉及的股份必須接納的期間由董事會在授出認股權時全權決定,但該期間不得超過有關認股權授出之日起計十年。

(6) 認股權歸屬前必須持有之最低期限

認股權歸屬前必須持有的最低期限(如有)乃由董事會全權決定(認股權計劃本身並不設任何最低持有期限)。

(7) 接納認股權須付款項

承授人接納認股權時須向本公司支付1港元。認股權必須於授出日期起十四天內被接納,或於董事會以書面批准之較長期限。

(8) 認購價之釐定基準

認股權的認購價須為董事會在授出有關認股權時全權釐定的價格,惟不得低於下列各項中之最高者:

(i) 於授出日期的股份收市價;

(ii) 在緊接授出日期前五個營業日的股份平均收市價;及

(iii) 一股股份的面值。

(9) 認股權計劃之餘下年期

認股權計劃之年期為採納日期起計為期十年及將於二零一二年五月二十九日屆滿。

認股權計劃

本公司之認股權計劃(「認股權計劃」)已獲股東於二零零二年五月三十日(「採納日期」)舉行之股東週年大會上批准及採納。下列為認股權計劃之概要：

(1) 目的

認股權計劃旨在吸引及挽留優秀人才，協力發展本公司業務；向僱員、專家顧問、代理、代表、專業顧問、貨品及服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵及透過令認股權持有人的利益與股東利益一致，促進本公司長遠達致財政上的成功。

(2) 參與者

(i) 本公司或任何聯屬公司的任何僱員或任何高級行政人員或董事；或

(ii) 本公司或任何聯屬公司的任何專家顧問、代理、代表或專業顧問；或

(iii) 向本公司或任何聯屬公司提供貨品或服務的任何人士；或

(iv) 本公司或任何聯屬公司的任何客戶或承辦商；或

(v) 本公司或任何聯屬公司的任何業務夥伴或合營夥伴；或

(vi) 任何為僱員福利而設的信託的任何受託人；或

(vii) 就個人合資格承授人而言，指僅以該名合資格承授人或其直屬家庭成員或由合資格承授人或其直屬家庭成員控制的公司為受益人的信託。

聯屬公司指(a)本公司的控股公司；或(b)本公司控股公司的附屬公司；或(c)本公司的附屬公司；或(d)本公司的控股股東；或(e)本公司控股股東所控制的公司；或(f)本公司所控制的公司；或(g)本公司控股公司的聯營公司；或(h)本公司的聯營公司。

(3) 可予發行之股份總數

授權限額 — 在下段所述規限下，根據認股權計劃及本公司任何其他計劃授出之認股權在悉數行使時可予發行之股份總數，不得超過於採納日期之已發行股份的10%，即187,563,607股股份。

主要限額 — 本公司可由股東通過普通決議案重訂上段所述之授權限額，惟在此之前必須先行向股東發出通函。根據認股權計劃及本公司任何其他計劃授出及尚未行使之認股權在悉數行使時可予發行之股份總數，不得超過不時已發行股份之30%。

於本年報之日期，根據認股權計劃可予發行之股份總數為163,905,607股，佔本公司當時已發行股本約7.44%。

主要股東之權益

於二零零四年十二月三十一日，根據證券及期貨條例第336條而須予備存於本公司登記冊內，持有本公司股份及相關股份的權益之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

股東名稱	普通股數目 好倉	普通股數目 淡倉	佔已發行股本之百分比
HSBC International Trustee Limited	1,257,390,959[(1)]	—	62.38
Marapro Co., Ltd.	190,228,080[(2)]	—	9.44
Symmetry Co., Ltd.	190,228,080[(2)]	—	9.44
Polymate Co., Ltd.	190,228,080[(3)]	—	9.44
Moore Michael William	183,301,956[(4)]	—	9.09
Penta Investment Advisers Ltd.	183,301,956[(4)]	—	9.09
Zwannstra John	183,301,956[(4)]	—	9.09

附註：

(1) HSBC International Trustee Limited 為持有1,257,390,959股本公司股份之全權信託之信託人。

(2) Marapro Co., Ltd. 及 Symmetry Co., Ltd. 分別為一項信託之受益人及信託人，而該信託擁有190,228,080股本公司股份權益。

(3) Polymate Co., Ltd.為持有190,228,080股本公司股份權益之該等公司之最終控股公司。

(4) Penta Investment Advisers Ltd. 以投資經理之身份擁有183,301,956股本公司股份權益。

上述披露之權益重複如下：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之1,257,389,151股本公司股份。HSBC International Trustee Limited 亦於該等股份中擁有權益，於該等股份中，Marapro Co., Ltd.、Symmetry Co., Ltd. 及 Polymate Co., Ltd. 對其中之190,228,080股本公司股份同時擁有權益；

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之856,721,578股嘉華建材股份；及

(iii) Moore Michael William、Penta Investment Advisers Ltd. 及 Zwannstra John 擁有之183,301,956股本公司股份。

除上述披露者外，於二零零四年十二月三十一日，本公司並無獲任何擁有本公司股份及相關股份中的權益或淡倉之人仕須根據證券及期貨條例第XV部第2及第3部分向本公司申報該等權或淡倉。

董事之證券權益(續)

(丙) 嘉華建材之普通股股份

董事名稱	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之百分比
	股份數目					
呂志和	8,085,831	1,468,496(1)	76,880,265(4)	856,721,578(3)	943,156,170	72.75
呂耀東	2,980	—	—	856,721,578(3)	856,724,558	66.08
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
羅志聰	186,000	—	—	—	186,000	0.01
鄧呂慧瑜	1,861,906	—	—	856,721,578(3)	858,583,484	66.22
鍾逸傑	—	—	—	—	—	—
梁文建	—	—	—	—	—	—
吳樹熾	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	65,306	—	—	—	65,306	0.01
張惠彬	1,810	—	—	—	1,810	0.00
廖樂柏	—	—	—	—	—	—

(丁) 嘉華建材之認股權

詳情載於以下「認股權計劃」內。

附註:

(1) 呂博士透過其配偶之權益,被視作分別持有本公司之7,130,234股股份及嘉華建材之1,468,496股股份之權益。

(2) Best Chance Investments Ltd. 及步基證券有限公司分別持有35,075,725股股份及3,054,012股股份,該兩間公司均由呂志和博士控制。

(3) 該等1,257,389,151股股份由全權信託(由呂志和博士作為創立人成立)持有,佔本公司已發行股本三分之一以上。本公司透過一間全資附屬公司持有嘉華建材股份852,775,351股股份之權益,佔嘉華建材已發行股本三分之一以上。此外,其中一項上述全權信託持有嘉華建材3,946,227股股份之權益。

呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接可能受益人,因此被視為持有該等信託所持有上述之本公司股份及嘉華建材股份權益,以及本公司所持有嘉華建材股份權益。

(4) Best Chance Investments Ltd. 持有76,880,265股嘉華建材股份,該公司由呂志和博士控制。

(5) 上述所有個人權益均為各董事以實益擁有人之身份持有。

上述所有權益均指好倉。

呂志和博士、呂耀東先生及鄧呂慧瑜女士被視作於本公司及嘉華建材之其他所有附屬公司、共同控制實體及聯營公司之已發行股本中擁有權益。

除上文所披露者外,於二零零四年十二月三十一日,本公司董事概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

董事之合約權益

在二零零四年十二月三十一日或截至該日止年度內任何時間，本公司或其附屬公司並無就有關本集團之業務訂立與本公司任何董事直接或間接或曾經直接或間接擁有重大實益之重大合約。

董事之證券權益

於二零零四年十二月三十一日，根據香港法例第五百七十一章證券及期貨條例（「證券及期貨條例」）第XV部第七及第八分部向本公司及聯交所申報（包括根據證券及期貨條例該等條文被當作或視為擁有的權益及淡倉（如有）），及根據證券及期貨條例第三百五十二條而備存的登記冊內，或根據載於聯交所上市規則（「上市規則」）上市公司董事進行證券交易之標準守則通知本公司及香港聯合交易所有限公司，各董事在本公司及其相聯法團（定義見證券及期貨條例第XV部）嘉華建材的股份、相關股份及債券之權益及淡倉，與有關認購本公司及嘉華建材的股份之權益，及該等權益之行使之詳情，分列如下：

（甲）本公司之普通股

	股份數目					佔已發行股本
董事名稱	個人權益	家族權益	公司權益	其他權益	合計	之百分比
呂志和	268,014	7,130,234[1]	38,129,737[2]	1,257,389,151[3]	1,302,917,136	64.64
呂耀東	391,164	—	—	1,257,389,151[3]	1,257,780,315	62.40
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
羅志聰	100,000	—	—	—	100,000	0.00
鄧呂慧瑜	4,639,166	—	—	1,257,389,151[3]	1,262,028,317	62.61
鍾逸傑	—	—	—	—	—	—
梁文建	—	—	—	—	—	—
吳樹熾	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	278,977	—	—	—	278,977	0.01
張惠彬	7,239	—	—	—	7,239	0.00
廖樂柏	—	—	—	—	—	—

（乙）本公司之認股權

詳情載於以下「認股權計劃」內。在年度內，並無董事或其配偶或十八歲以下子女獲授予或行使權利，以認購本公司或其相聯法團之任何股本或債務證券之任何權利。

上市證券的買賣

本公司於截至二零零四年十二月三十一日止年度內，並無贖回任何本公司之股份或債券。本公司及其附屬公司亦未於年內購入或出售任何本公司之股份及債券。

儲備

本集團及本公司年內之儲備變動詳情載於賬目附註第27項。

捐款

本集團年內之慈善捐款為港幣3,379,000元(二零零三年：港幣4,370,000元)。

物業、機器及設備

本集團在年度內之物業、機器及設備之變動詳情載於賬目附註第13項。

主要物業

本集團於二零零四年十二月三十一日持作投資及發展及／或出售用途之主要物業詳情載於第94至第96頁。

董事

於年內服務本公司的董事包括呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生、鄧呂慧瑜女士、鍾逸傑爵士、梁文建先生、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

廖樂柏先生於二零零四年九月八日獲委任為本公司之董事。

吳樹熾博士於二零零五年一月九日辭世。

各董事及高級管理人員之姓名及個人資料載於年報第35頁至第38頁。

遵照本公司細則第一百零九(甲)條，梁文建先生、黃乾亨博士及張惠彬博士於即將舉行之股東週年大會將輪席告退，但表示如再度獲選，願繼續留任。遵照本公司細則第一百條，廖樂柏先生之任期於即將舉行之股東週年大會屆滿，但表示如再度獲選，願繼續留任。

本公司或任何其附屬公司與擬重選留任各董事均無訂立在一年內終止時須作出賠償之服務合約(法定賠償除外)。

經本公司股東於即將舉行之股東週年大會批准後，本公司之董事就截至二零零四年十二月三十一日止年度將各收取每年度董事袍金港幣80,000元，而非執行董事(包括獨立非執行董事)若出任審計委員會成員則另收取每年度審計委員會袍金港幣80,000元。

董事會同寅謹向各股東提呈本公司及本集團截至二零零四年十二月三十一日止年度之已審核賬目及董事會報告書，以供閱覽。

主要業務

本公司在年度內乃一間投資控股公司，而其主要附屬公司、共同控制實體及聯營公司之主要業務為於香港及中國內地從事物業投資及發展，以及於嘉華建材有限公司(「嘉華建材」)之投資控股。嘉華建材乃一間投資控股公司，而其主要附屬公司、共同控制實體及聯營公司之主要業務為於香港及中國內地製造、銷售及分銷建築材料。

本公司各主要附屬公司、共同控制實體及聯營公司於二零零四年十二月三十一日之主要業務及其他資料則載於賬目附註第37項。

業績及分派

本集團截至二零零四年十二月三十一日止年度之業績載於年報第54頁之綜合損益表。

年度內曾派發以股代息之中期股息每股2仙(二零零三年：1仙)，惟股東亦可選擇現金股息，合共約港幣40,195,000元(二零零三年：港幣19,630,000元)。董事會建議派發末期現金股息每股4仙(二零零三年：以股代息附現金選擇權，每股2仙)，合共約港幣88,152,000元(二零零三年：港幣39,643,000元)。因此，本年度股息總額為每股6仙(二零零三年：3仙)。

本集團及本公司於二零零四年十二月三十一日結算時之事務狀況分別載於年報第55頁及第56頁之綜合資產負債表及公司資產負債表。

股本

本公司之股本在年度內之變動詳情載於賬目附註第25項。

本集團於二零零四年三月二十三日發行一批於二零零九年三月到期面值港幣864,260,000元之0.5%有擔保可換股債券。該等債券已在盧森堡證券交易所上市，並可於二零零四年四月二十三日至二零零九年三月八日營業時間結束時，按換股價每股港幣2.25元轉換為本公司之普通股。該等債券於二零零九年三月二十三日到期並可按該等債券之有關條款以本金額之91.49%贖回。在年度內並無債券持有人行使權利將該等債券轉換為本公司之普通股。

本公司於二零零四年七月九日，向並無就其全部或部份股權作出現金選擇之股東發行26,663,564股新股，每股作價港幣1.2065元，作為截至二零零三年十二月三十一日止年度之末期股息。

本公司於二零零四年十一月十二日，向並無就其全部或部份股權作出現金選擇之股東發行4,137,426股新股，每股作價港幣1.6701元，作為截至二零零四年十二月三十一日止年度之中期股息。

本公司年內因認股權證持有人行使認購股份之權利，根據認股權計劃分別發行新股740,000股，每股作價港幣0.5586元，發行新股1,240,000股，每股作價港幣0.36元，發行新股3,745,000股，每股作價港幣0.72元及發行新股1,000,000股，每股作價港幣1.30元。

朱玲貴先生，MCIOB，四十九歲，於二零零二年重新加入集團，現為上海地產工程策劃部助理總經理。彼在房地產發展方面積逾二十四年之經驗。

李堅先生，BSc，四十四歲，於一九九八年加入集團，現為上海地產項目發展部助理總經理。彼在房地產及發展方面積逾二十二年之經驗。

王強先生，MSc，三十三歲，於一九九四年加入集團，現為嘉華科技投資有限公司之助理總經理。彼在投資及業務發展方面積逾十一年之經驗。

谷文勝先生，Dip，三十三歲，於一九九九年加入集團，現為上海地產銷售部銷售及物業管理助理總經理。彼在房地產營銷及市場拓展方面積逾十一年之經驗。

楊永強先生，MSc, MCIOB, MAPM，四十四歲，於二零零四年加入集團，現為上海地產採購及成本控制部助理總經理。彼在採購及工料測量方面積逾二十三年之經驗。

伍華璧女士，MBA, MIHRM(HK)，四十歲，於一九九五年加入集團，現為行政及人力資源部助理總經理。彼在人力資源管理方面積逾十六年之經驗。

邵民琪女士，MArch, AIA，三十六歲，於二零零四年加入集團，現為上海地產特別項目助理總經理。彼在建築及室內設計、項目管理，市場及業務拓展方面積逾十年之經驗。

之集團行政總裁兼常務副主席，亦為建生國際集團有限公司、Prime Investments Holdings Limited 及中大娛樂控股有限公司之非執行董事。張博士曾任東華三院總理及顧問，並現為廣東省高爾夫球協會副會長。彼榮獲2002年上市公司非執行董事之傑出董事獎，且於二零零四年十一月獲香港特區政府再度委任為地產代理監管局之委員。

廖樂柏先生，五十二歲，於二零零四年九月起任本公司之董事及審核委員會成員。彼為英格蘭及威爾斯特許會計師學會之資深會員，於專業審計及會計方面擁有超過三十年經驗。廖先生於一九八零年至二零零二年間任職於羅兵咸永道會計師事務所（「羅兵咸」）（前稱羅兵咸會計師事務所），於一九八五年獲委任為羅兵咸之審計合夥人，除負責管理一批審核客戶外，並不時掌管電腦審計、持續教育及人力資源等部門。彼於二零零二年六月於羅兵咸離職後退休。

高級管理人員之個人資料

程呂慧玲女士，**BA, MBA, MHKIoD, MIHRM(HK)**，四十七歲，於一九九三年加入集團，現為嘉華企業管理有限公司之董事。在加入本集團之前，彼擁有豐富之銀行工作經驗及高層行政及管理經驗。程女士為呂志和博士之女，亦為呂耀東先生及鄧呂慧瑜女士之妹。

王俊強先生，**FCCA, AHKICPA, FCGA**，四十九歲，於一九九七年加入集團，現為合資格會計師與財務及會計部總經理。彼在會計及財務方面積逾二十六年之經驗。

梁家慶先生，**BEng, Grad. Dip. (Geotech), MBA, RPE, CEng, MHKIE, MICE, MIE (Aust)**，四十九歲，於二零零四年重新加入集團，現為廣州地產總經理。彼在工程顧問、施工承建、房地產拓展及業務管理方面積逾二十三年之經驗。

葉永恒先生，**BSc (Arch), BArch, HKIA, Registered Architect (HK), RAIA**，四十一歲，於二零零四年加入集團，現為上海地產建築設計部總經理。彼在建築設計方面積逾十四年之經驗。

梁豐順先生，六十歲，於二零零四年加入集團，現為上海地產行政及人力資源部總經理。梁先生曾於香港警隊服務三十七年後退休。

劉德盛先生，**PDip, FCCA, AHKICPA**，四十二歲，於一九九四年加入集團，現為上海地產財務及會計部副總經理。彼在財務、會計及稅務方面積逾十九年之經驗。

郭兆文先生，**PDip, BA, PgD(Laws), FCIS, FCS, FFA, MCIArb, AHKIArb, ATIHK, MHKSI, CPE**，四十六歲，於二零零四年加入集團，現為公司秘書及公司秘書部副總經理。彼現為香港公司秘書公會履任至久之理事，亦曾為其上市公司秘書團之創團成員。彼在公司秘書及法律事務方面積逾二十年之經驗。

林天祥先生，**Dip**，四十九歲，於一九九五年加入集團，現為上海地產項目部助理總經理。彼在工程管理方面積逾二十七年之經驗。

張穎江先生，**BSc, PCLL, solicitor**，四十歲，於二零零零年加入集團，現為廣州地產法律部助理總經理。彼在法律事務方面積逾十年之經驗。

藝術發展局成員及香港古物諮詢委員會委員。鄧女士為呂志和博士之女，亦為呂耀東先生及程呂慧玲女士之姊。

非執行董事

鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士，七十八歲，於一九八九年至一九九七年任本公司及嘉華建材有限公司之董事會顧問，並於一九九七年七月起任本公司之董事。彼於多間公司擔任非執行董事之職務，亦為多間慈善機構之委員。彼曾為香港政府公務員及擔任多項職務，於一九八七年退任前任布政司及署理港督。鍾爵士於二零零二年獲香港特別行政區政府頒授最高榮譽大紫荊勳章。

梁文建先生，CBE，太平紳士，六十六歲，於一九九八年加入本集團為副主席 — 行政，現為顧問。彼於一九九八年九月起獲委任為本公司之執行董事及於二零零一年三月起任本公司之非執行董事。彼於二零零五年三月初起獲委任為本公司之審核委員會成員。梁先生持有香港大學榮譽文學士學位及英國牛津大學政務及發展文憑。梁先生曾服務香港政府三十二年，在不同範疇擔任要職，包括運輸司、教育統籌司及廉政專員等，亦曾出任立法局官守議員。

黃乾亨博士，GBS，太平紳士，LLD，DH，七十二歲，於一九八九年六月起任本公司之董事。彼於二零零五年三月初離任本公司之審核委員會成員。黃博士為本港一間律師行之顧問律師，並為國際公證人及中國委托公證人。此外，黃博士為利民實業有限公司之董事。

李東海博士，GBS，LLD，太平紳士，八十三歲，於一九八九年六月起任本公司之董事。李博士為東泰集團主席及包括北京控股有限公司等多家香港上市公司獨立非執行董事或非執行董事，彼為東華三院顧問局顧問、東華三院歷屆主席會主席、香港友好協進會主席及中華海外聯誼會副會長等多個公職委員會成員及社團首長，並曾任中國人民政治協商會議全國委員會第八及九屆常務委員、港事顧問、香港特別行政區籌備委員會委員及香港特別行政區第一屆政府推選委員會委員。李博士曾獲多國政府頒授勳銜，包括意大利大十字爵士勳銜、英帝國官佐勳銜、法國榮譽騎士勳銜、比利時里奧普二世司令勳銜及於一九九九年獲香港特別行政區政府頒授金紫荊星章榮譽。李博士在商業管理方面積逾四十年經驗。

陳有慶博士，GBS，LL.D，太平紳士，七十二歲，於一九八九年六月起任本公司之董事，具有超過四十年銀行工作經驗，現任亞洲金融集團(控股)有限公司之主席兼董事總經理，而該公司為亞洲商業銀行有限公司及亞洲保險有限公司之控股公司。陳博士亦為廖創興銀行有限公司及其他多家公司之董事。此外，彼現任中華人民共和國全國人民代表大會之代表及香港中華總商會當然永遠榮譽會長。

張惠彬博士，太平紳士，六十八歲，於一九八六年加入本集團，彼於一九八九年六月獲委任本公司之執行董事及於一九九五年起任本公司之非執行董事。彼為本公司審核委員會之主席。彼亦為嘉華建材有限公司之非執行董事。張博士持有工商管理榮譽博士、碩士及學士學位，彼曾從事銀行業逾二十二年，並擔任高層管理職位。彼為駿豪集團

董事之個人資料

執行董事

呂志和博士，MBE，太平紳士，LLD，DSSc，七十五歲，為本集團之創辦人，自一九八九年六月起任本公司之董事，現為本公司主席，呂博士於一九九一年獲委任為嘉華建材有限公司執行董事兼主席。彼於礦務、建築材料及地產發展方面具逾四十六年之經驗，為英國礦業學會(香港分會)創會會長及東華三院前任主席。呂博士亦為香港酒店業主聯會主席、東尖沙咀地產發展商聯會會長、穗港經濟發展協會創會會長及滬港經濟發展協會名譽會長。此外，呂博士為第九屆中國人民政治協商會議全國委員會委員、香港特別行政區第一屆政府推選委員會及香港特別行政區選舉委員會委員。呂博士是呂耀東先生、鄧呂慧瑜女士及程呂慧玲女士之父親。

呂耀東先生，四十九歲，於一九七九年加入本集團。彼自一九八九年六月起任本公司之執行董事，現為本公司之董事總經理，呂先生亦自一九八七年起任嘉華建材有限公司之董事及現為該公司之副主席。彼持有美國加州柏克萊大學土木工程學理學學士學位及結構工程學理學碩士學位。呂先生為香港城市規劃委員會成員及中國人民政治協商會議上海市委員會委員。呂先生為呂志和博士之子、鄧呂慧瑜女士之弟及程呂慧玲女士之兄長。

倫贊球先生，五十歲，於一九九九年加入本集團。彼於二零零一年十二月起任本公司之執行董事及副董事總經理。倫先生持有美國加州柏克萊大學電子及電腦碩士學位及香港大學工商管理碩士學位。在加入本集團之前，彼於多間著名跨國公司擔任高層行政及管理職位，彼對中國內地之市場運作擁有豐富而廣泛之經驗。

許淇安先生，GBS，CBE，QPM，CPM，六十二歲，於二零零三年加入本集團，現為本集團之常務董事。彼於二零零三年四月起任本公司之董事。在加入本集團前，許先生曾於香港警隊服務三十八年，於二零零一年退休前曾擔任香港警務處處長一職。

羅志聰先生，四十五歲，於二零零三年加入本集團，現為集團財務董事。彼於二零零四年四月起任本公司及嘉華建材有限公司之執行董事。羅先生持有英國華威大學頒發之工商管理碩士學位及香港理工學院頒發之會計專業文憑。彼為香港會計師公會及英國特許公認會計師公會之資深會員，於審計、會計、財務管理、企業融資、策略規劃及投資者關係方面擁有逾二十二年之廣泛經驗。

鄧呂慧瑜女士，五十一歲，於一九八零年加入本集團，並於一九八九年六月起任本公司之執行董事。彼亦為嘉華建材有限公司之執行董事。鄧女士持有加拿大麥基爾大學之商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士為香港特別行政區選舉委員會委員，並為香港

綜合營業額

港幣百萬元


3,500
3,000
2,500
2,000
1,500
1,000
500
0
2000
2001
2002
2003
2004
年份

每股盈利

港仙


12
10
8
6
4
2
0
2000
2001
2002
2003
2004
年份

股息及股東應佔溢利

港幣百萬元


250
200
150
100
50
0
2000
2001
2002
2003
2004
年份
股東應佔溢利
股息

每股股息

港仙


7
6
5
4
3
2
1
0
2000
2001
2002
2003
2004
年份
末期股息
中期股息

每股資產淨值

港幣


1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
2000
2001
2002
2003
2004
年份

總資產

港幣百萬元


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
年份
現金及銀行結餘
中央服務
貿易
建築材料
地產

	二零零零年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	**二零零四年 港幣千元**
綜合損益表					
營業額	1,778,450	2,274,900	2,134,552	3,076,143	**1,730,538**
除稅前溢利	158,113	159,290	136,509	183,220	**297,874**
稅項	(26,981)	(11,103)	(11,365)	(45,831)	**(42,434)**
少數股東權益	(49,057)	(47,951)	(22,810)	(17,009)	**(21,117)**
股東應佔溢利	82,075	100,236	102,334	120,380	**234,323**
每股盈利(港仙)	4.9	5.6	5.4	6.2	**11.7**
每股股息(港仙)	3.0	3.0	3.0	3.0	**6.0**
綜合資產負債表					
物業、機器及設備	1,234,865	988,610	1,091,920	1,136,196	**1,115,426**
聯營公司及共同控制實體	533,685	634,976	551,952	553,128	**459,126**
其他非流動資產	98,784	163,650	303,491	433,227	**304,898**
流動資產淨額	2,688,916	2,953,616	3,436,640	2,884,322	**4,755,869**
資金之運用	4,556,250	4,740,852	5,384,003	5,006,873	**6,635,319**
資金來源：					
股本	176,525	187,075	191,955	197,797	**201,564**
儲備	2,121,402	2,196,995	2,233,979	2,333,890	**2,529,671**
股東權益	2,297,927	2,384,070	2,425,934	2,531,687	**2,731,235**
少數股東權益	1,110,349	1,071,648	1,067,785	1,083,869	**1,147,265**
長期負債	1,127,624	1,263,460	1,800,916	1,302,184	**2,675,209**
非流動負債	20,350	21,674	89,368	89,133	**81,610**
已運用資金	4,556,250	4,740,852	5,384,003	5,006,873	**6,635,319**
每股資產淨值(港元)	1.30	1.27	1.26	1.28	**1.36**

日期	事宜
二零零四年九月八日	公佈截至二零零四年六月三十日止六個月之業績
二零零四年十一月十二日	派發二零零四年度中期股息股份及現金股息
二零零五年三月三日	公佈截至二零零四年十二月三十一日止年度之業績
二零零五年四月二十二日至 二零零五年四月二十八日 (首尾兩天包括在內)	暫停辦理股份過戶登記手續以確定股東收取截至二零零四年十二月三十一日止年度末期股息之資格
二零零五年四月二十八日	二零零五年股東週年大會
二零零五年六月十日	派發二零零四年年度之末期現金股息

投資者關係







集團管理層定期舉行分析員簡報會與投資者會議，適時提供集團業務之最新發展。

集團深明，以專業態度、適時並主動地向股東及投資界傳達有關集團的重要資訊，是非常重要的。集團管理層的理念是維持高透明度，恰當與及時披露有關集團的企業策略和業務發展的最新資料。

集團通過年報和中期報告發放財務及營運資料，而股東週年大會則為董事會與股東之間的溝通提供渠道。

集團在每次公佈業績後，會隨即舉行記者招待會、分析員簡報會及投資者會議，而董事與高級管理層均會出席，解答各界有關集團的提問。

其他溝通渠道包括向外界發放新聞稿、投資者簡訊及定期刊物，例如《嘉華通訊》季刊等，全部均可在集團的網站「www.kwih.com」瀏覽，而公司年報和中期報告亦會上載網站備閱。

高級管理層定期與香港和海外的研究分析員和機構投資者會面、出席主要投資者會議和參與非推銷性質的路演。集團亦舉辦考察團，安排分析員考察集團的內地業務，並為股票經紀業界舉行聯誼活動。

本集團秉承良好企業公民的宗旨。在二零零四年通過嘉華建材同樂會(同樂會)繼續積極支持及舉辦一系列的社會公益活動。同樂會堅守關懷社群及回饋社會的使命，為社會上有需要幫助的人施與援手。

在二零零四年，同樂會成員及其家庭成員在本集團管理層鼎力支持下與多間公益機構舉辦多項社會服務活動， 其中包括有:

- 探訪藍田長者屋
- 「捐血日」 — 香港紅十字會
- 「挑戰十二小時」 — 苗圃行動
- 「香港定向日」 — 救世軍
- 「長腿叔叔」 — 香港基督教信義會
- 邀請「單親家庭」參與各項康樂活動
- 捐助「南亞海嘯」賑災活動

嘉華建材有限公司今年已是連續第三年取得由香港社會服務聯會所頒發的「商界展關懷」2004/05標誌，肯定了集團在關懷社群及落實企業公民承諾的努力。

本集團為各員工堅持貢獻社群，回饋社會所付出的努力及成果深表自豪，同時本集團相信繼續積極參與義工服務，可凝聚一個守望相助，互相關懷的社會。

(4) 本集團資產之抵押

集團資產之抵押詳列於賬項附註第13項。

(5) 或然負債

集團之或然負債詳列於賬項附註第33項。

僱員

僱員及薪酬政策

於二零零四年十二月三十一日，集團在香港及中國內地僱員總人數為2,356人(不包括聯營公司及共同控制實體)，二零零四年之僱員成本(不包括董事酬金)合共港幣229,000,000元。

本集團聘用及提升僱員以工作能力及其發展潛質為原則，並為僱員提供具競爭力的薪酬福利配套。本集團已為高級行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。該計劃在獲得股東批准後於一九八九年開始推行。此外，本集團亦參照內地市場的薪酬水平，釐定內地員工的薪酬福利，並著重為員工提供培訓及發展的機會。

培訓及發展

本集團相信公司要達致業務目標，大部份是有賴於員工之才能。為追求力臻完美精神，本集團積極推動不斷學習的文化，更資助僱員參加外界及內部的培訓課程。

一年一度之企業論壇踏入第十八屆，本集團今年更以革新及互相交流方法討論主題「變革管理」，席上邀請專業顧問及具知名度之公共及私人機構講者與管理人員分享其見解，並討論在面對變革時之適當處理技巧。此外，本集團更舉辦了特別為員工設計的管理課程，重點課程包括「團隊精神」、「溝通技巧」、「分析及解決問題技巧」及法律常識，目的是讓員工吸收最新知識及技術，以提升他們的管理方法及技能。

本集團繼續資助僱員參加外界的培訓課程及工作坊，此等課程範圍廣泛，包括語言、財務、稅務、法律、人力資源、電腦應用、品質認知及工業安全等。

為配合中國內地業務擴展，本集團再度推行行政見習人員培訓計劃，招聘及培訓優秀之國內大學畢業生，使其成為未來之管理及公司領導階層。

財務檢討

資金來源

	二零零四年	二零零三年
	港幣千元	*港幣千元*
A 股本	201,564	197,797
B 其他儲備	943,936	942,763
C 盈餘儲備	1,517,698	1,323,090
重估儲備	68,037	68,037
E 少數股東權益	1,147,265	1,083,869
F 長期貸款	2,675,209	1,302,184
G 短期貸款	844,542	333,062
	7,398,251	5,250,802


G(11.4%)
A(2.7%)
B(12.8%)
2004
C(20.5%)
D(0.9%)
F(36.2%)
E(15.5%)
G(6.3%)
A(3.8%)
B(18.0%)
F(24.8%)
2003
C(25.2%)
E(20.6%)
D(1.3%)

(1) 財務狀況

資金運用之總額由去年港幣53億元，增至於二零零四年十二月三十一日港幣74億元，增幅為百分之四十一。

於年內所派發之股份股息及認股權之行使令已發行股份之總數有所增加，而所產生之攤薄影響已為本年度所賺取之溢利抵銷。

(2) 本集團流動資金、財務資源及負債比率

本集團於年內之流動資金水平理想。在二零零四年十二月三十一日本集團之現金及銀行結餘扣除短期銀行借款及銀行透支為港幣745,000,000元。而在二零零三年十二月三十一日之淨結餘為港幣340,000,000元。

於年內長期借款總額增加港幣2,025,000,000元，主要是由於二零零四年三月中所發行之可換股債券及新增之物業發展項目借款所致。其中約76%之長期借款之還款期超逾一年或以上。

在負債比率方面(比率計算定義為未償還之總借款額減除現金後除以總資產額)，在二零零四年十二月三十一日，負債比率維持在38%之滿意水平，而去年則為21%。

於二零零四年十二月三十一日，集團之現金及銀行結餘為港幣781,000,000元，而尚未動用之銀行融資額則逾港幣28億元。

集團之流動資金充裕及負債比率穩健，足夠應付承約及營運資金之需求。

(3) 庫務政策

本集團管理外滙繼續以保守政策及控制風險為主，本集團借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對冲。在適當的情況下，本集團亦利用利率掉期合約以避免因利率大幅波動時而影響本集團之營運。

本集團並無投資於與本集團財務無關之衍生工具。

建材生產廠房


云南昆钢嘉华

雲南昆鋼嘉華水泥建材有限公司



上海嘉華青松混凝土有限公司



粵東大亞灣
混凝土攪拌站



嘉華石礦(湖州)有限公司

(乙)中國內地的建材業務

本集團在內地拓展業務策略之成果於年內已開始顯現。在年內，嘉華建材之內地業務已佔其營業額及盈利貢獻超過百分之五十。

在中央政府實施宏觀調控措施下，於上半年急速上升之原材料價格已趨穩定，而內地業務之邊際利潤已回復正常。

在廣州之水泥業務，嘉華建材佔50%權益之合營公司已擴充了生產設備以應付日益增長之市場需求。與廣東韶關鋼鐵集團、首鋼集團及昆明鋼鐵集團成立的合營企業已按計劃投產。


北京首鋼嘉華
韶钢嘉羊年产60万吨矿渣粉工程投产庆典仪式

深圳嘉華混凝土管樁有限公司

廣州市嘉華南方水泥有限公司

北京首鋼嘉華建材有限公司

廣東韶鋼嘉羊新型材料有限公司

香港安達臣道石礦場

(4) 建築材料業務(透過本集團佔66%權益之嘉華建材有限公司「嘉華建材」擁有)

(甲)香港的建材業務

香港經濟在年內呈現生機，市場氣氛改善，唯建築業市道仍然低迷。在這個極具挑戰之營商環境下，建材業務仍能達至目標，提供穩定之營運收益。再一次反映本集團具持續改善營運效益之能力。

在惠東大亞灣之預製混凝土項目於年內為本集團提供了理想之盈利貢獻。嘉華建材佔63.5%權益之嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。


Construction
Materials
香港安達臣道石礦場






K. WAH GROUP
嘉華集團

上海大寧國際社區
廣中路
慧芝湖花園

慧芝湖花園總樓面面積
約380,000平方米



此項目發展為極具標誌性及富有濃厚法國色彩的住宅區，其總樓面面積約140,000平方米。拆遷工程正在進行中，預計整個項目在二零零七年完成。

(iv) 上海靜安區嚴家宅三期地塊（佔99%權益）

此項目位於靜安區烏魯木齊北路，鄰近繁華的南京西路商業中心區。集團將興建總樓面面積約100,000平方米之優質住宅樓宇。由於該地塊由東向西伸延450米，設計上能達到戶戶朝南，保證每戶均面向南京西路商業區及遠眺延安高架，繁華景象可盡收眼底。拆遷工程正進行中，整個項目預計在二零零七年完成。

(3) 在新加坡之物業

振瑞路新生商業中心（佔100%權益）

此為一幢樓高12層之商業大廈，附設有停車場。現持有樓面面積約5,800平方米之寫字樓。其中約3,700平方米之寫字樓作長線投資用途，餘下部份則作出售用途。出租率滿意，並為本集團帶來穩定的租金收益。

上海靜安區
烏魯木齊北路
項目





上海徐滙區
建國西路
項目



(ii) 上海淮海中路上海嘉華中心(佔35.75%權益)

此為合營物業發展項目，本集團佔35.75%權益，乃最大單一股東，餘下由上海廣電子股份有限公司持有30%，Tidefull Investment Limited 持有15.4%，上海徐房(集團)有限公司持有15%及Nissho Iwai Hong Kong Corporation Limited 持有3.85%。集團為此發展物業之項目經理。

此項目位於上海市內環線、淮海路繁華商業中心區。由一幢高層甲級寫字樓及兩幢副樓組成，總樓面面積約69,000平方米。截至二零零四年底，主樓寫字樓的出租率(可出租面積總共為64,500平方米)已達70%，並於二零零五年初開始交付租戶使用。整體工程預計於二零零五年第一季竣工。

(iii) 上海徐滙區建國西路68號A,B地塊(佔100%權益)

此項目為上海徐滙區舊城改造最後大型地塊之一，位處於上海傳統的高尚住宅區地段。為彰顯地段的歷史價值及體現罕有的市中心位置，本集團計畫將

中國內地
房地產發展



上海
淮海中路
上海嘉華中心





(2) 在中國內地之物業

目前在進行中之發展物業項目

(總樓面面積為2,200,000平方米)

(i) 上海大寧國際社區廣中路701號地塊(佔100%權益)

此項目已定名為慧芝湖花園，其總樓面面積約380,000平方米。慧芝湖花園設計高尚，配套完善，其設計概念取材於美國洛杉磯的 Westwood 社區。慧芝湖花園將分為三期發展，第一期總樓面面積約140,000平方米，建築工程已於二零零四年中展開，預計二零零六年完成，並已定於二零零五年上半年度推出預售。其餘兩期，總樓面面積分別約140,000平方米及100,000平方米，興建工程預計於二零零五年底及二零零六年相繼展開。

China




灣仔莊士敦道重建項目
尊貴地段
沙田銅鑼灣山路項目
嘉華地產 精心策劃 - 2005年至尊級豪華府
嘉華國際集團有限公司
K. WAH INTERNATIONAL HOLDINGS LTD.
嘉華地產有限公司
K. WAH REAL ESTATES CO., LTD.
2880 1838

(iv) 灣仔莊士敦道內地段8997

此項目經市區重建局公開招標，由集團於二零零四年六月成功競投獲取發展合約。項目地盤面積約2,000平方米，其總樓面面積約19,000平方米。發展藍圖正在籌劃中。預計該項目將於二零零八年完成。

(乙)其他在香港之主要物業(佔100%權益)

(i) 上環永樂街嘉滙商業中心

此乃樓高24層之商業大廈，包括寫字樓及地鋪，樓面面積約3,900平方米。現持有作長線投資用途。此物業之出租率一直高企，為集團帶來穩定之租金收益。

(ii) 土瓜灣炮仗街嘉景花園商場

此物業為一個面積約2,700平方米之商場，已於二零零五年一月出售。於二零零四年內出租，租金收益理想。

(iii) 北角蜆殼街嘉昌商業中心

此物業為一幢樓高26層之商業大廈，現持有寫字樓樓面面積約1,900平方米作出售用途。此物業現正出租收取租金。有滿意之出租率。

九龍塘
廣播道
嘉皇台



馬鞍山
星濤灣







物超所值


品精質優





(ii) 荃灣荃錦公路108號朗逸峰(佔25%權益)

此乃合營發展項目，集團佔25%之權益。另外50%及25%權益分別由長江實業集團有限公司(「長江」)和信和集團持有。

此項目總樓面面積約為92,450平方米，供住宅物業發展用途。上蓋建築工程已完成並於二零零四年十一月取得入伙紙。所有單位共770個已全數售罄。長江被委任為此發展物業之項目經理。

(iii) 沙田市地段510，銅鑼灣山路

此為一個面積約11,000平方米之地盤，其總樓面面積約24,000平方米，發展為低密度住宅項目。集團於二零零四年五月經公開土地拍賣中投得此地塊。地基工程正在進行中，預計整體發展將於二零零七年完成。

香港房地產發展


海雲軒





海雲軒

業務回顧及展望

(1) 在香港之物業

(甲) 目前在香港進行中之發展物業項目

(總樓面面積約為155,000平方米)

(i) 青山公路青龍頭段18A海雲軒(佔50%權益)

此為合營物業發展項目，集團佔50%權益，另外50%權益由信和集團持有。集團被委任為此發展物業之項目經理。

此物業傲立於釣魚灣畔、鄰近青馬橋及三號幹線，來往九龍及香港，快捷方便。該項發展為兩幢住宅大廈，共提供248個住宅單位及一間完善之住客會所，每戶均東南單向設計，並附設露台，飽覽青馬、汀九雙橋優美的全海景。

上蓋建築工程已完成，並於二零零四年九月取得入伙紙。所有單位接近全部售出。

香

Hong Kong



香港青龍頭段
青山公路之
海雲軒

按地區分佈之營業額分析

	二零零四年	二零零三年
	港幣千元	*港幣千元*
A 香港	746,529	2,322,052
B 中國內地	913,233	678,729
C 新加坡	9,190	9,218
日本	61,586	66,144
	1,730,538	3,076,143


C(0.5%)
D(3.6%)
2004
A(43.1%)
B(52.8%)
C(0.3%)
D(2.1%)
B(22.1%)
2003
A(75.5%)

按地區分佈之資產總額分析

	二零零四年	二零零三年
	港幣千元	*港幣千元*
A 香港	3,133,992	2,068,303
B 中國內地	4,080,395	2,993,565
C 新加坡	171,851	176,625
日本	12,013	12,309
	7,398,251	5,250,802


C(2.3%)
D(0.2%)
A(42.4%)
2004
B(55.1%)
C(3.4%)
D(0.2%)
A(39.4%)
2003
B(57.0%)

按部門之營業額分析

	二零零四年 港幣千元	二零零三年 港幣千元
A 地產	369,809	1,879,105
B 建築材料	1,299,143	1,130,894
C 其他	61,586	66,144
	1,730,538	3,076,143


C(3.5%)
A(21.4%)
2004
B(75.1%)
C(2.1%)
A(61.1%)
2003
B(36.8%)

按部門之資產總額分析

	二零零四年 港幣千元	二零零三年 港幣千元
A 地產	4,728,327	3,149,711
B 建築材料	1,707,742	1,443,168
C 貿易	9,498	7,784
中央服務	171,378	133,074
E 現金及銀行結餘	781,306	517,065
	7,398,251	5,250,802


E(10.6%)
D(2.3%)
C(0.1%)
2004
B(23.1%)
A(63.9%)
E(9.9%)
D(2.5%)
C(0.1%)
2003
B(27.5%)
A(60.0%)

按地區分佈

	香港 港幣千元	中國內地 港幣千元	新加坡 港幣千元	日本 港幣千元	總數 港幣千元
營業額	746,529	913,233	9,190	61,586	1,730,538
銷售成本	(639,861)	(851,978)	(3,308)	(53,236)	(1,548,383)
毛利	106,668	61,255	5,882	8,350	182,155
其他收益	15,719	1,424	11	10	17,164
其他營運收入	29,140	26,824	222	95	56,281
行政費用	(87,131)	(40,205)	(1,484)	(7,935)	(136,755)
其他營運費用	(22,715)	(16,639)	(10,434)	(105)	(49,893)
經營溢利／(虧損)	41,681	32,659	(5,803)	415	68,952

業績檢討

截至二零零四年十二月三十一日止年度，集團之營業額及股東應佔溢利分別為港幣1,730,538,000元及港幣234,323,000元，與去年同期比較，分別下跌44%及上升95%。

集團營業額下降而溢利卻上升一倍乃因共同控制實體之出售物業之溢利只計入本集團應佔之溢利而列入損益表。

在年內，來自房地產業務之貢獻繼續增加。本年度主要物業銷售項目為在香港之海雲軒及朗逸峰。

在建材業務方面，營業額較往年有輕微增長。但股東應佔溢利較去年下跌百分之十七。

集團截至二零零四年十二月三十一日止年度之營運分部分析詳列如下：

按部門

	地產	建築材料	其他	總數
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
營業額	369,809	1,299,143	61,586	1,730,538
銷售成本	(246,688)	(1,248,459)	(53,236)	(1,548,383)
毛利	123,121	50,684	8,350	182,155
其他收益	7,709	7,638	1,817	17,164
其他營運收入	13,439	26,618	16,224	56,281
行政費用	(68,316)	(53,243)	(15,196)	(136,755)
其他營運費用	(34,704)	(15,084)	(105)	(49,893)
經營溢利	41,249	16,613	11,090	68,952

5. 主席與董事總經理

本公司之主席與董事總經理的角色及職責分別由彼等各自履行。

6. 董事進行證券交易之行為守則

本公司在年度內採納聯交所發出之「上市公司董事進行證券交易的標準守則」(「該守則」)作為其董事進行證券交易之行為守則。本公司向所有董事作出特別查詢後，確認彼等已於上述採納後遵守該守則之標準。

7. 公眾持股量

根據在年度報告刊發日可以得悉、而董事亦知悉的公開資料作為基準，本公司根據上市規則規定已發行股本之公眾持股量是足夠的。

8. 競爭業務

呂志和博士，與呂耀東先生及鄧呂慧瑜女士(直接或間接透過家族信託)於若干在香港從事物業投資及發展業務之公司中擁有權益。本公司董事會乃獨立於該等公司之董事會，故本集團有能力獨立地按公平基準進行其業務。

截至二零零四年十二月三十一日止年度，本集團已遵守於二零零四年十二月三十一日前有效之聯交所刊發之最佳應用守則。

本集團致力於維持最高水平之公司規管。為達此目的，本集團透過下述第1至第3項之董事會及委員會進行公司規管：

1. 董事會

董事會由主席、執行董事及非執行董事組成。董事會主要對股東負責，並負責本公司之整體管理工作。

董事會每年正式召開會議四次，並會循正式程序討論及作出決策。董事會已將本集團業務運作之日常管理責任交託執行董事會。

董事會之現任成員包括執行董事呂志和博士(主席)、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事梁文建先生及黃乾亨博士；以及獨立非執行董事鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

2. 執行董事會

執行董事會由執行董事組成，主要就本集團業務運作之日常管理向董事會負責。執行董事會定期召開會議，並循正式程序審議及運作。

執行董事會之現任成員為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士。

3. 審核委員會

為遵守於二零零四年十二月三十一日前有效之香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四所載之最佳應用守則，董事會已批准設立審核委員會，並以書面方式制訂其權責範圍，其中包括審閱有關本集團財務申報程序之事項。

審核委員會之現任成員為張惠彬博士(主席)、梁文建先生及廖樂柏先生。

審核委員會每年召開會議最少兩次，以審閱全年已審核賬目及中期未經審核賬目。商議事項包括公司之財務報告，審核檢討之性質及範圍，內部監控系統及財務風險管理。

審核委員會成員是敢言及擁有高度個人責任感之人仕。為確保集團有開放及透明之管理，委員會並推薦核數師審閱中期業績。

4. 獨立非執行董事

本公司確認已根據上市規則第3.13條收到每名獨立非執行董事就其獨立性而作出的確認函，並認為每名獨立非執行董事屬均獨立人士。

董事(包括獨立非執行董事及審核委員會)之袍金成員，由董事會建議，並於股東週年大會上由股東批准。

展望

展望世界經濟在二零零五年會有穩健的增長，雖然利率會在美國的帶動下向上攀升，但相信仍會處於相對上可接受水平。亞洲區的焦點仍然是中國內地的經濟發展，估計儘管經過去年的宏觀調控，二零零五年會繼續有可觀的增長。

集團相信香港房地產市道在二零零五年會繼續向好，在仍然相對低利息及市民收入增加的推動下，樓價會進一步上揚，優質的住宅項目將會成為市場焦點，預料集團發展中的項目會因此得益。另一方面，集團亦將積極參與土地拍賣及招標，致力增加土地儲備。管理層預期上海的物業市道於來年仍會保持蓬勃，集團在致力完成手上的項目外，亦會尋找新的投資機會。集團剛於二零零五年一月三十一日與上海寶鋼集團公司、日本三菱商業株式會社及東急不動產株式會社合組合資公司，開拓內地房地產業務。該合資公司現正待有關政府部門審批，待正式成立後，集團將有進一步資料透露。

建材業務方面，預期內地的新項目將會是盈利的最大推動力，管理層會繼續致力「達標達產」，務求實現投資時的盈利目標。另一方面，收購澳門娛樂業務的初步概念研究仍在進行中。

嘉華員工

嘉華員工是集團最寶貴的資產，集團的成就有賴每一位員工的才幹及努力。

集團日前痛失了一位能幹的同僚。嘉華國際獨立非執行董事吳樹熾博士，於二零零五年一月十日因病與世長辭。吳博士生前對集團貢獻良多，董事會全人對其離世深感惋惜。

集團歡迎廖樂柏先生(Mr. Robert George Nield)及葉樹林博士分別加入嘉華國際及嘉華建材為獨立非執行董事，深信該兩位加入董事會，能為集團的業務作出更多的貢獻。

嘉華集團五十週年金禧紀念

值得高興的是二零零五年為嘉華集團成立五十週年誌慶。為慶祝金禧紀念並進一步提升嘉華集團的企業形象，我們將推出連串的市場推廣活動。自一九五五年嘉華首間公司創立以來，嘉華集團在過去半世紀與香港結伴成長。今日，香港已成為國際大都會。嘉華集團與香港共同締造歷史之時，亦成功於大中華地區立足並穩佔市場一席位。嘉華集團採取的多元化業務策略使我們能抓緊不少契機成為跨國企業，發展前景理想。

二零零五年，香港經濟曙光再現，一顆東方明珠再一次展露其光芒。本人衷心期望新的年代能為所有的香港人帶來無限的希望與機會。

最後，本人謹代表董事會向集團之董事，管理層及嘉華員工在過去一年所作之努力及貢獻致以衷心感謝。

主席
呂志和博士

香港，二零零五年三月三日



集團業務回顧

二零零四年是集團地產業務業績理想的一年。嘉皇臺(The Palace)、嘉華星濤灣(La Costa)、朗逸峯(The Cairnhill)及海雲軒(Anglers' Bay)均錄得驕人成績。這幾個項目各有特色，在外觀設計、實用比率、內部間格、會所設施等各方面都貫注了新元素，贏得了客戶的讚賞，貫徹了集團「精緻質優，物有所值」的經營信念。

集團在二零零四年五月份的政府土地拍賣會上投得沙田銅鑼灣山低密度住宅地皮，可建面積約二萬四千平方米。集團另於二零零四年六月成功奪得「市建局」的灣仔莊士敦道重建項目，乃該局去年推出六個項目中唯一位於香港島的項目，可建面積約一萬九千平方米。

上海地產方面，位於徐滙區准海中路黃金地段的嘉華中心如期在二零零五年第一季峻工，部份租戶亦已遷入辦公，而無論出租比率、簽約租金及租戶組合皆與預期吻合，令人滿意。

集團位於大寧國際社區的高檔住宅項目第一期 — 慧芝湖花園(Shanghai Westwood)將於二零零五年上半年開始發售，而第二及第三期將於未來兩年相繼面世。估計整個總可建面積近約四十萬平方米的項目，可為集團帶來理想的回報。

至於集團另外兩個分別位於徐滙區建國西路及靜安區烏魯木齊北路的豪宅項目，則可望於二零零五年內完成拆遷後，開展建築工程。

香港的建材市場仍然疲弱，樓宇建築量及公共工程數目仍然不足以令市場的需求大幅增加。業界的對策是繼續緊控成本，並透過不同方式進行市場整固。內地的建材市場在宏觀調控的打擊下，有呈現放緩的跡象；而過去兩年策劃的大部份新項目已陸續於二零零四年內完成並投產，開始為集團提供盈利貢獻。

> “嘉華員工是集團最寶貴的資產，集團的成就有賴每一位員工的才幹及努力。”





博士
LLD, DSSc

整體經濟回顧

過去的一年，香港的經濟從二零零三年的困境中，慢慢復甦過來。隨著中央政府一系列的支持措施，如：旅客自由行、CEPA 等，本地的投資及消費信心有不同程度的反彈，經濟情況明顯改善。加上全年利息低企，金融市場的資金充裕，令企業經營成本減輕。在這些有利的條件下，大部份企業的營運都得以改善，由此帶動就業情況扭轉過來，失業率掉頭回落，而持續了數年的通縮也轉為輕微的通脹。經濟的改善，令香港各行各業呈現久違了的生氣。

隨著整體經濟的復甦，香港的地產市道亦於二零零四年好轉，買賣交投活躍，樓價亦有可觀的增長。在土地供應方面，在停止賣地兩年多後，去年共有三次政府公開賣地及市區重建局(「市建局」)的六個項目競投，發展商都踴躍參與，氣氛十分熱烈。整體而言，房地產市場於去年已擺脫數年來的不景氣。

內地經濟於去年四、五月份進入一個新的宏觀調控週期，中央政府對個別投資過度的行業作出調整，令整體經濟不致出現過熱情況。內地不同行業對宏觀調控措施有不同程度的反應，其中房地產市場於第二及第三季有放緩的現象，但受抑壓的市場需求卻在第四季令成交量及樓價重拾升軌，其中尤以上海等大城市為甚。

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議(唯本公司董事會有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排)。」

5.3「**動議**授權本公司董事會，就載有本議案之二零零五年股東週年大會通告內第5.2項議案(丙)段(乙乙)分段所述之本公司股本，行使該議案(甲)段所述之權力。」

承董事會命
公司秘書
郭兆文

香港，二零零五年四月四日

附註：

一、 本公司將於二零零五年四月二十二日至二零零五年四月二十八日止，首尾兩天包括在內，暫停辦理股份過戶登記手續。

二、 凡有權出席此次股東週年大會投票之股東，可委派一位或多位代表出席及於以股份數目表決時代為投票，代表人不必為本公司之股東。

三、 茲附奉股東週年大會之代表委任表格。代表委任表格須於大會召開前最少四十八小時送達本公司位於香港之主要辦事處。

四、 關於上述議案第3項，梁文建先生、黃乾亨博士及張惠彬博士將於二零零五年股東週年大會輪席告退，但表示如再度獲選，願繼續留任。由董事會於二零零四年股東週年大會後委任的董事廖樂柏先生之任期於二零零五年股東週年大會屆滿，但表示如再度獲選，願繼續留任。上述董事之詳細資料已載於隨本年報附上之本公司通函。

五、 關於上述議案第5.1項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過議案之日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之說明函件之本公司通函已隨本年報附上。

六、 關於上述議案第5.2項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內新增股份。

5.2「**動議**：

(甲) 在下文(丙)段之限制下，及根據百慕達金融管理局之批准下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使此等權力下作出或發出售股建議、協議及認股權；

(乙) 上文(甲)段之批准即授權本公司董事會在有關期間內作出或授予需於有關期間以後行使此等權力之售股建議、協議及認股權；

(丙) 本公司董事會依據上文(甲)段批准配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額(但(i)配售新股，或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權，或(iii)當時被本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何認股權計劃或類似之安排，或(iv)遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部份股息者除外)，不得超過：

(甲甲) 本公司於通過本議案之日已發行股本面值總額百分之二十；另加

(乙乙) (倘董事會獲本公司股東根據一項獨立之普通決議案授權)本公司於本議案獲通過後所購回之本公司股本面值總額(以通過本議案之日本公司已發行股本面值總額百分之十為限)，

而本公司董事會上文所獲賦予之批准亦須受此限制；及

(丁) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司組織章程細則及1981年百慕達公司條例(不時之修訂)規定本公司下年度股東週年大會應予召開之期限屆滿時；及

茲訂於二零零五年四月二十八日星期四上午十一時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開二零零五年嘉華國際集團有限公司(「本公司」)股東週年大會，商議下列事項：

1. 省覽截至二零零四年十二月三十一日止年度之賬目及董事會與核數師報告書；

2. 宣派截至二零零四年十二月三十一日止年度之末期股息；

3. 選舉董事，及釐定董事袍金；

4. 重聘核數師，並授權董事會釐定其酬金；

5. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

5.1「**動議：**

(甲) 在下文(乙)段之規限下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

(乙) 依據上文(甲)段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本議案之日已發行股本面值總額之百分之十，而上文之批准亦應以此為限；及

(丙) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司組織章程細則及1981年百慕達公司條例(不時之修訂)規定本公司下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准。」

主席
呂志和博士，MBE，太平紳士，LLD，DSSc

董事總經理
呂耀東先生

副董事總經理
倫贊球先生

執行董事
許淇安先生，GBS，CBE，QPM，CPM
羅志聰先生
鄧呂慧瑜女士

非執行董事
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建先生，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏先生*

* *獨立非執行董事*

公司秘書
郭兆文先生，FCIS，FCS

合資格會計師
王俊強先生，FCCA，AHKICPA

核數師
羅兵咸永道會計師事務所

主要往來銀行
恒生銀行有限公司
香港上海滙豐銀行有限公司
中國銀行（香港）有限公司
南洋商業銀行
永隆銀行

律師
黃乾亨黃英豪律師事務所
的近律師行
萬盛國際律師事務所

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處
香港北角渣華道191號
嘉華國際中心二十九樓

主要股份過戶登記處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

香港股份過戶登記分處
香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二至一七一六室

美國預託證券存管處
The Bank of New York
101 Barclay Street
New York, NY 10286
USA

網址
http://www.kwih.com

股份上市
香港聯合交易所有限公司（「聯交所」）

股份編號
聯交所 : 173
彭博資訊 : 173 HK
路透社 : 0173.HK

債券上市
盧森堡證券交易所



六月

- 嘉華國際奪市區重建局莊士敦道重建項目


合资组建云南昆钢嘉华水泥建材有限公司签字仪式

八月

- 嘉華建材與雲南昆鋼合組聯營公司，開拓水泥及礦渣微粉的生產與銷售業務



- 嘉華建築材料有限公司獲環境保護署頒發卓越明智減廢標誌


K. WAH CONSTRUCTION MATER
嘉華建材有限公司

九月

- 2004年中期業績公布
- 嘉安石礦有限公司獲勞工處頒發安全表現大獎（建造業組別）




2004年良好人事管理獎
頒獎典禮暨研討會

十二月

- 嘉華建材（香港）有限公司獲勞工處頒發 2004年良好人事管理獎
- 嘉華建材獲香港社會服務聯會頒發 2004/05年度商界展關懷標誌
- 嘉安石礦有限公司及嘉華混凝土有限公司雙雙獲職業安全健康局頒發良好工作場所整理計劃嘉許獎




Anniversary
New Year's Gala

- 嘉華集團贊助香港管弦樂團新年音樂會，為五十周年慶祝活動揭開序幕

嘉華發8億換股債 部署買地

一月

□ 管理層與證券代理員茶敘

□ 嘉安石礦有限公司獲香港品質保證局頒發 ISO14001：1996 環境管理體系（建築石材的採取）

二月

□ 嘉華國際集團有限公司（「嘉華國際」）發行8億6千4百萬可換股債券

□ 投資界人士組團到上海參觀公司業務

三月

□ 嘉華建材有限公司（「嘉華建材」）與北京首鋼合作的礦渣微粉項目投產

四月

□ 2003年全年業績公布

五月

□ 2004年度股東週年大會

□ 嘉華國際投得沙田銅鑼灣山路住宅用地

□ 證券分析員往上海考察建材項目

目錄

企業使命

本公司秉承以客為本及追求卓越之精神，不斷透過研究、設計及具競爭力的價格，恪守不屈不撓、群策群力及具遠見之經營理念，為客戶提供優質產品及服務，並為股東帶來理想投資回報。

公司簡介

嘉華國際集團有限公司(「嘉華國際」或「本公司」)之前身為嘉華石業(集團)有限公司，1987年在香港聯合交易所上市，於1989年易名為嘉華國際集團有限公司，其核心業務之地產投資及發展項目遍及香港、中國內地及東南亞，並持有嘉華建材有限公司(「嘉華建材」)66%權益。嘉華建材乃香港主要建築材料供應商之一，並同時供應建築材料予中國內地。

嘉華國際的投資策略一貫以靈活審慎見稱，財政穩健，地產發展採取薄利多銷的策略，獨具市場觸覺，近年藉香港地產市場整固期間在質量方面大力優化其住宅發展項目，並深信能在未來進一步鞏固其市場地位。

由於中國內地市場潛力優厚，嘉華國際在上海及廣州等城市均參與發展高質素的房地產項目，以審慎進取策略於上海優質住宅及商業地段大量增購土地儲備，以配合當地市場之高速發展；嘉華國際所有地產項目的建築工程、銷售、管理及推廣工作均由資深的專業人士負責，現本公司正積極培訓內地管理人材，務求使內地的業務運作本地化，以進一步提高成本效益。

本公司在新加坡亦擁有地產投資項目。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)



二零零四年報